As confidentially submitted to the U.S. Securities and Exchange Commission on November 18, 2022.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Nature Wood Group Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands	800	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Avenida da Amizade no. 1287
Chong Fok Centro Comercial, 13 E

Macau S.A.R
(+853) 2855-3594
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[Address]

[Telephone number]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 Telephone: +1 (212) 530-2206

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2022

Ordinary Shares

Nature Wood Group Limited

We are offering [*] ordinary shares, par value $0.001 per share (“Ordinary Shares”). This is the initial public offering of Ordinary Shares of Nature Wood Group Limited (our “Company”) The offering price of our Ordinary Shares in this offering is expected to be between $ and $ per share. Prior to this offering, there has been no public market for our Ordinary Shares.

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[*]”. This offering is contingent on the listing of our Ordinary Shares on the Nasdaq Capital market. However, there is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Our Company is a holding company incorporated in the British Virgin Islands (“BVI”). As a holding company with no material operations of our own, we conduct our operations mainly in Peru, France, Hong Kong and Macau, through our operating subsidiaries. This is an offering of the Ordinary Shares of our Company, the holding company in the BVI, instead of shares of our operating entities. You may never directly hold any equity interest in our operating entities. We are offering [*] Ordinary Shares of our Company, representing [*]% of the Ordinary Shares following completion of the offering of our Company. Following the offering, [*]% of the Ordinary Shares will be held by public shareholders, assuming the underwriters do not exercise their over-allotment option.

Following the completion of this offering, we will be a “controlled company” within the meaning of the NASDAQ Stock Market Rules and may rely on exemptions from certain corporate governance requirements. As at the date of this prospectus, approximately 86.25% of the issued share capital of the Company is owned by Easy Bliss Limited, which in turn is owned approximately 60.2% by Mr. Hok Pan Se, our Director. Mr. Hok Pan Se therefore beneficially owns approximately 51.9% of our total voting power as at the date of this prospectus. Following completion of this offering, approximately [*]% of the issued share capital of the Company will be owned by Easy Bliss Limited and Mr. Hok Pan Se will in turn beneficially own approximately [*]% of our total voting power. See “Management — Controlled Company Exception”.

As our Company is a holding company incorporated in the BVI and not a Chinese operating company, our operations in Hong Kong, Macau and China are conducted by our subsidiaries based in Hong Kong, Macau and China. The Ordinary Shares offered in this offering are shares of Nature Wood Group Limited, the BVI holding company, instead of shares of the operating subsidiaries. Investors in this offering are purchasing interests in the BVI holding company and will not directly hold equity interests in the operating subsidiaries. This structure involves unique risks to investors. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of risks facing the Company and the offering as a result of this structure. We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the cybersecurity review and regulatory review of oversea listing of our Ordinary Shares through an offshore holding company. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong and Macau in this regard.

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could affect our operations;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our Ordinary Shares to significantly decline or be worthless.

Additionally, although we have direct ownership of our operating entities in Hong Kong, Macau and China and currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in China, we are still subject to certain legal and operational risks associated with our operating subsidiaries in Hong Kong, Macau and China.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor has been inspected by the PCAOB on a regular basis, with the last inspection in December 2021, and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the PCAOB signed SOP Agreements with the China Securities Regulatory Commission and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the Holding Foreign Companies Accountable Act. See “Risk Factors — Risks Related to Doing Business in China — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.”

Our ability to pay dividends depends upon dividends paid by our subsidiaries. If the PRC subsidiary or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, the PRC subsidiary is permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Under applicable PRC laws and regulations, PRC subsidiary is required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, the PRC subsidiary’s ability to pay dividends to us. We have not declared or paid dividends in the past, nor any dividends or distributions were made by a subsidiary to our holding company. We do not intend to distribute dividends in the foreseeable future, but we do not have a fixed dividend policy. Our board of directors have complete discretion on whether to distribute dividends, subject to applicable laws. See “Prospectus Summary — Our Corporate Structure — Transfers of Cash to and from our Subsidiaries”.

To the extent cash or assets in our business is in the PRC or Hong Kong or in our PRC or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors – Risks Relating to Doing Business in China – In the event that we rely on dividends and other distributions on equity paid by our PRC or Hong Kong subsidiaries to fund any cash and financing requirements we may have, any limitation on the ability of our PRC or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “– To the extent cash or assets in our business is in the PRC or Hong Kong or in our PRC or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets”.

For the year ended December 31, 2021 and 2020, we did not declare or pay any dividends. As of December 31, 2021, dividend payables balance was nil. We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. See “Dividend Policy”, Summary Consolidated Financial Data and Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for further details.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation in Hong Kong, Macau or the PRC, our ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 12 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

(1) For a description of the compensation to be received by the underwriters, see “Underwriting” beginning on page 111.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $ , exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of thirty days after the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $       based on an assumed initial public offering price of $      per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus), and the total gross proceeds to us, before underwriting discounts and expenses, will be $       . If we complete this offering, net proceeds will be delivered to us on the closing date. We will not be able to use such proceeds in China, however, until we complete capital contribution procedures which require prior approval from each of the respective local counterparts of China’s Ministry of Commerce, the State Administration for Market Regulation, and the State Administration of Foreign Exchange. See remittance procedures in the section titled “Use of Proceeds” beginning on page 42.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting”, on or about , 2022.

AMTD	Prime Number Capital

The date of this prospectus is           , 2022.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Ordinary Shares.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

Our Company is incorporated under the laws of the British Virgin Islands and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including       , 2022 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

●	“BVI” are to the British Virgin Islands;

●	“FSC” are to the Forest Stewardship Council;

●	“Hong Kong” are to the Hong Kong Special Administrative Region in the People’s Republic of China;

●	“Macau” are to the Macao Special Administrative Region in the People’s Republic of China;

●	“Ordinary Shares” are the ordinary shares of our Company, par value of $0.001 per share;

●	“our Company” are to Nature Wood Group Limited, the holding company incorporated in the BVI that will issue the Ordinary Shares being offered in this offering;

●	“our Forests” are to parcels of land in Peru with an aggregate area of approximately 538,117 hectares, of which our Group owned the natural forest concessions and cutting rights for the exploitation of timber, as at October 31, 2022

●	“our Group”, “the Group”, “we”, “us” and “our” are to our Company and its subsidiaries, as the context requires;

●	“our Director(s)” are to the director(s) of our Company;

●	“PEFC” are to Programme for the Endorsement of Forest Certification;

●	“PRC” or “China” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan for the purposes of this prospectus only;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“$”, “USD”, “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“HKD” or “HK$” are to the legal currency of Hong Kong;

●	“EUR” are to the legal currency of the European Union;

●	“MOP” are to the legal currency of Macau;

●	“SOL” or “S/” are to the legal currency of Peru.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option or the outstanding options.

The functional currency of our entities located in Hong Kong and the European Union is EUR, the functional currency of our entities located in Macau is HKD, the functional currency of our entities located in the PRC is RMB and the functional currency of our entities located in Peru is USD. Our consolidated financial statements are presented in USD. We use USD as reporting currency in our consolidated financial statements and in this prospectus. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Gains or losses resulting from foreign currency transactions are included in the accompanying consolidated statement of income and other comprehensive income.

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from EUR, HKD and RMB into USD as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of EUR 1.000 to USD 1.132, HKD 1.000 to USD 0.128 and RMB 1.000 to USD 0.157, respectively. No representation is made that the EUR, HKD and RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

We are a global leading vertically-integrated forestry company headquartered in Macau that focuses on FSC business operations. Our operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. We offer a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils, primarily through our sales network in Europe, South Asia, South America, North America and China. According to the Frost & Sullivan Report, we are (i) the second largest wood products export supplier; (ii) the largest wood products export supplier certified by the FSC; and (iii) the largest decking product supplier, in Peru in terms of export value in 2021. We are also the largest oak export supplier and the second largest hardwood export supplier, in France in terms of export volume in 2021.

Our Group owns concession rights of forests in Peru which covered an area of approximately 538,117 hectares as of October 31, 2022. As of October 31, 2022, approximately 13.67% and 1.66% of our Forests are covered by Cumaru and Estoraque, respectively. Cumaru and Estoraque are valuable hardwood timber which produce strong and durable wood that are well suited for high value markets. In particular, Cumaru is commonly used for producing flooring, decking and other construction materials, while Estoraque is commonly used for producing flooring and furniture.

To ensure the sustainability of our forest resources, we establish a set of harvesting rules and operating standards. For instance, we typically only harvest timber meeting the minimum stem circumference requirements. Our standard of forestry operations was recognized by the FSC, an independent accreditation body that is dedicated to promoting responsible and sustainable forest management.

According to the Frost & Sullivan Report, we are one of the few forestry companies that have successfully implemented FSC-certified operations, including forest management, harvesting and manufacturing of wood products. We commenced our FSC business operations in 2016, when Grupo Maderero Amaz S.A.C., a subsidiary of our Group, first obtained FSC Chain of Custody (CoC) certification and began to sell FSC-certified products. As at the date of this prospectus, five of the subsidiaries of our Group (including Choi Chon Investment Company Limited, E&T Forestal S.A.C., Grupo Maderero Amaz S.A.C., Nuevo San Martin S.A.C. and Latinoamerican Forest S.A.C) have obtained FSC CoC certifications. We also have built a professional forest management team to implement FSC forest management. Our forest management team is led by our head of forest engineer who is qualified to carry out FSC forest management and the key members of our team have an average of over 6 years of experience in FSC forest management. According to the Frost & Sullivan Report, FSC-certified products can be sold at a premium of around 5% to 15% over non-FSC-certified products.

With the growing public concern about environmental protection, consumers are more willing to pay a premium to buy “green” products that are certified by reputable accreditation bodies or ecolabel organizations. As such, products certified by the FSC, one of the world’s most trusted accreditation body, have received wide acceptance across the world, especially the United States and Europe. Revenue generated from sales of FSC-certified products increased by 162.8% from approximately $3.7 million for the year ended December 31, 2020 to $9.9 million for year ended December 31, 2021, which accounted for approximately 10.0% and 20.7% of our revenue of the respective periods. We believe that such growing trend will continue in the future.

Some of the logs we harvested will be sold to customers immediately after harvesting, others will be processed into a wide variety of products, such as decking and flooring, in our wood processing facilities. As at the date of this prospectus, our Group owns two facilities in Peru, and the Peru base has a monthly log processing capacity of more than 6,000 m3 and a monthly export volume of up to 65 containers (approximately 1,560 m3).

 To further capture the benefit of vertical integration of our manufacturing operation and to secure a stable supply of our wood materials, we sourced logs and semi-finished air-dried planks from local forest owners in Peru, and flooring and decking through sourcing from Gabon. In addition, we source logs through timber auctions or local forest owners in France. To secure a stable supply of logs, our forest management team would assist forest owners in Peru and France with forest management and harvest planning. Similar to logs harvested from our Forests, logs we procured from third parties are either sold directly to customers or further processed in our processing facilities.

We perform the manufacturing process for certain of our products at our Peru base and outsource part of the manufacturing process to third party manufacturers in Peru. We also provide original design manufacturer (ODM) services by combining our in-house product design and development expertise with our ODM partners. For the years ended December 31, 2021 and 2020, approximately 18.2% and 20.8% of our revenue from our products was generated from our ODM business.

For the years ended December 31, 2021 and 2020, we generated revenue of approximately $47.7 million and $37.5 million, respectively. Revenue from sales of logs, flooring and decking and sawn timber accounted for 44.4%, 25.0%, 25.2% and 5.4% of our total revenue for the year ended December 31, 2021 respectively, and accounted for 43.9%, 34.4%, 17.5% and 4.2% of our total revenue for the year ended December 31, 2020, respectively.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

●	large, sustainable and high quality forest resources base;
●	sustainable, socially responsible and environmentally friendly FSC-certified forest management system;
●	our vertically-integrated business model enables us to achieve operational efficiency and better quality control
●	light-asset FSC business operations; and
●	experienced management team with extensive industry knowledge.

Our Strategies

We intend to pursue the following strategies to further expand our business:

●	acquisitions of concession rights;
●	selectively pursue strategic cooperation with local forest owners in South American countries; and
●	further optimize our product offering and increase our market share; and
●	proposed trading of carbon credits.

Our Corporate History

With more than 15 years of experience in forest land operation, our Group has become a diversified enterprise integrating the production and sales of a range of wood products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils. Our Group has a supply chain throughout South America, Africa and Europe, owning natural forest concessions and cutting rights for the exploitation of timbers of forests in Peru which covered an area of approximately 538,117 hectares and two wood processing facilities in Peru. Among them, our Peru base was established in 2016 and has 275 employees as of October 31, 2022, with monthly log processing capacity of more than 6,000 m3 and monthly export volume of up to 65 containers (approximately 1,560 m3).

With Mr. Hok Pan Se becoming our principal shareholder in June 2016, he pursued his vision of developing our Group into a vertically-integrated forestry company by acquiring more new forests with a view to reducing the impact of our business from market fluctuations on raw materials.

In January 2017, we acquired our first wood processing facility in Peru. In July 2017, we expanded our product category and started selling decking which are ready-to-use products directly sold to end customers, as compared to our flooring products sold before 2017 which required reprocessing before they can be used.

In 2020, we acquired a second wood processing facility in Peru with equipment and hardware located in the largest distribution area of wood products in Peru, which contributed substantial growth of our business. To better utilize the biological resources of our Forests, we introduced essential oils as our new product in 2020 which are refined from the timber in our Forests and commenced the production and export of essential oils to our customers.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and after giving effect to this offering (assuming the underwriters do not exercise the over-allotment options).

All of the entities held by our Group below are direct or indirect subsidiaries of our Company.

Easy Bliss Limited (a BVI company)
Linking Stars Limited (a BVI company)
More Choice Global Limited (a BVI company)
Ample Support Developments Ltd. (a BVI company)
86.25%
4.00 %
4.75 %
5.0 %
NATURE WOOD GROUP LIMITED (a BVI company)
100%
100%
Nature Flooring (Europe) Company Limited (a BVI company)
Peru Forestry Management Co., Limited (a Hong Kong company)
100%
Swift Top Capital Resources Limited (a Hong Kong company)
99%
1%
100%
96.67%
3.33%
Parquet Nature (France) S.A.R.L. (a French company)
Foshan City Linjia Technology Company Limited (a PRC company)
Choi Chon Investment Company Limited (a Macau company)
100%
Peru Forestry Investments Co., Limited (a Hong Kong company)
Peruvian Forestry Investments Co., Limited (Hong Kong company)
Double Castle Holdings Limited (a Hong Kong company)
Jumbo Sources Holdings Limited (a Hong Kong company)
One Talent Enterprises Limited (a Hong Kong company)
Allied Kingdom Enterprises Limited (a Hong Kong company)
Golden Vast Development Limited (a Hong Kong company)
Stars Max Development Limited (a Hong Kong company)
99%
1%
South American Wood S.A.C. (a Peru company)(1)
Grupo Maderero Amaz S.A.C. (a Peru company)(2)
Zhang Hermanos S.A.C. (a Peru company)
E & T Forestal S.A.C. (a Peru company)(3)
Nuevo San Martin S.A.C. (a Peru company)(4)
Sepahua Tropical Forest S.A.C. (a Peru company)(5)
Maderera Industrial Isabelita S.A.C. (a Peru company)(6)
Latinoamerican Forest S.A.C. (a Peru company)(7)
99%
1%
Saavedra Forest S.A.C. (a Peru company)
Inversiones H.S.T. S.A.C. (a Peru company)(8)
Forestal Tuesta S.A.C. (a Peru company)(9)
AGRO FOREST A&J S.A.C. (a Peru company)(10)
99.999%
0.001%
SANRA INVERSIONES S.A.C. (a Peru company)

Notes:

1.	South American Wood S.A.C. is held 99% by Peru Forestry Investments Co. and 1% by Peruvian Forestry Investments Co., Limited.

2.	Grupo Maderero Amaz S.A.C. is held 96.95% by Peru Forestry Investments Co. and 3.05% by Peruvian Forestry Investments Co., Limited.

3.	E&T Forestal S.A.C. is held 25% by One Talent Enterprises Limited and 75% by Allied Kingdom Enterprises Limited.

4.	Nuevo San Martin S.A.C. is held 0.01% by One Talent Enterprises Limited and 99.99% by Allied Kingdom Enterprises Limited.

5.	Sepahua Tropical Forest S.A.C. is held 99.999% by One Talent Enterprises Limited and 0.001% by Allied Kingdom Enterprises Limited.

6.	Maderera Industrial Isabelita S.A.C. is held 74.98% by Golden Vast Development Limited and 25.02% by Star Max Development Limited.

7.	Latinoamerican Forest S.A.C. is held 75% by Golden Vast Development Limited and 25% by Star Max Development Limited.

8.	Inversiones H.S.T. S.A.C. is held 99.999% by Saavedra Forest S.A.C. and 0.001% by Maderera Industrial Isabelita S.A.C..

9.	Forestal Tuesta S.A.C. is held 99% by Saavedra Forest S.A.C. and 1% by Maderera Industrial Isabelita S.A.C..

10.	Agro Forest A&J S.A.C. is held 99% by Saavedra Forest S.A.C. and 1% by Maderera Industrial Isabelita S.A.C..

Transfers of Cash to and from our Subsidiaries

Our Company is permitted under the laws of BVI to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds. Our non-PRC subsidiaries are permitted under the laws of their respective jurisdictions to provide funding to our Company through dividend distribution without restrictions on the amount of the funds.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. To utilize the expected proceeds from this offering, we may make additional capital contributions to our PRC subsidiary or make loans to our PRC subsidiary. Our PRC subsidiary has not transferred and do not intend to transfer any earnings or cash to our Company. Nevertheless, as a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, our PRC subsidiary is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to our Company as a dividend.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business but we may declare or pay dividends in the future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the BVI Business Companies Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately before or following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due, and the value of assets of our Company will not be less than the sum of our total liabilities. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

Pursuant to Article 119 bis 2 of the Code Général des Impôts, dividends distributed by corporations which have their registered office in France to non-French tax residents (individuals or legal entities), are subject to withholding tax in France. See “Material Income Tax Considerations – Taxation in France – Profit distribution and withholding tax” for more information.

Save as disclosed in the paragraph headed “Regulation - Overview of the Laws and Regulations Relating to Our Business and Operations in China - Regulations Related to Foreign Exchange”, for our Company and our subsidiaries located outside China, there is no restrictions on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to U.S. investors without any restriction. Also, there is no restrictions and limitations on the abilities of non-PRC subsidiary to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors as well as the abilities to settle amounts owed.

For the years ended December 31, 2021 and 2020, we did not declare or pay any dividends. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments.

See “Dividend Policy”, “Risk Factors — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”, Summary Consolidated Financial Data and Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for more information.

Risks Related to Our Business and Industry (beginning on page 12 of this prospectus)

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks are discussed more fully in “Risk Factors” set out in page 12 to page 30. These risks include, but are not limited to, the following:

●	Our revenues are sensitive to log price fluctuations in the forestry industry.

●	We may face increased costs for new forest acquisitions.

●	Our Forests are subject to environmental regulations in Peru and France.

●	We are dependent on the availability of large numbers of workers to perform manual labor.

●	Our Forests may not grow in accordance with our expectations.

●	Our forest survey and knowledge of our Forests are subject to errors in the survey.

●	We depend on certain major customers.

●	We may face increased operating costs and staff costs.

●	Our inability to obtain logging permits with sufficient logging amounts could reduce our future revenues.

●	Our inability to obtain certificates from the FSC could reduce our future revenues.

●	Our inability to acquire enough immediately harvestable forests may affect our ability to meet demand.

●	The current global market fluctuations and economic downturn could materially and adversely affect our business, financial condition and results of operations.

●	We are heavily dependent on key personnel and consultants.

●	We face competition from other companies in the forestry industry.

●	The forestry industry faces competition from solid wood substitutes.

●	Abnormally high or prolonged levels of rain at our Forests may adversely impact our ability to harvest timber.

●	We are subject to certain risks relating to the delivery of our products.

●	Disruption to the supply of raw materials or increase in raw material prices could materially and adversely affect our Group’s business, financial condition and results of operations.

Risks Related to Our Corporate Structure (beginning on page 15 of this prospectus)

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Doing Business in China (beginning on page 16 of this prospectus)

●	Due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could affect our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	In the event that we rely on dividends and other distributions on equity paid by our PRC or Hong Kong subsidiaries to fund any cash and financing requirements, we may have, any limitation on the ability of our PRC or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	To the extent cash or assets in our business is in the PRC or Hong Kong or in our PRC or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

●	If we fail to comply with work safety or environmental regulations, we could be exposed to penalties, fines, suspensions or action in other forms.

●	Increases in labor costs and enforcement of stricter labor laws and regulations in China and our additional payments of statutory employee benefits may adversely affect our business and profitability.

●	The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

●	A downturn in Hong Kong, China or the global economy, and the economic and political policies of China could materially and adversely affect our business and financial condition.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to our Company.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and other markets where the majority of our clients reside.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Risks Related to our Ordinary Shares (beginning on page 23 of this prospectus)

●	There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Shares at or above the price you pay for them, or at all.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	Recent joint statements by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

●	If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

●	Volatility in our Ordinary Shares price may subject us to securities litigation.

●	Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

●	The price and the trading volume of our Ordinary Shares may be volatile which could result in substantial losses for investors purchasing our Shares under this offering.

●	If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

●	We will be a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements.

●	Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

●	We may not pay any dividends on the Ordinary Shares.

●	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

●	Investors may have difficulty enforcing judgments against us, our Directors and management.

●	You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

●	The laws of BVI may provide less protections for minority shareholders than those under U.S. law, so minority shareholders will not have the same options for recourse in comparison to the United States if the shareholders are dissatisfied with the conduct of our affairs.

●	We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

●	We may not be able to pay any dividends on our Ordinary Shares in the future due to BVI law.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

Regulatory Permission

We are currently not required to obtain approval from PRC authorities to list on U.S. exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on a U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether our Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and when such permission is obtained, whether it will be rescinded. Although our Company is currently not required to obtain permission from any of the PRC central or local government to list on U.S. exchanges and has not received any denial to list on a U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. If we are subsequently advised by any Chinese authorities that permission for this offering and/or listing on the Nasdaq Stock Market was required, we may not be able to obtain such permission in a timely manner, if at all. If this risk occurs, our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value or become worthless.

We are an offshore holding company with some of our major operations conducted in Hong Kong and Macau. We do not intend to apply the proceeds of this offering to make loans to our PRC subsidiary, or make additional capital contributions to our PRC subsidiary, or establish new PRC subsidiary and make capital contributions to these new PRC subsidiary, or acquire offshore entities with business operations in China in an offshore transaction. Nevertheless, the aforementioned activities are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the Ministry of Commerce, or registration with other governmental authorities in China. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. For more details, see “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”), together with relevant authorities of PRC State Council, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. The recognition of overseas indirect issuance and listing of PRC domestic enterprises shall follow the principle of substance over form. If the issuer meets the following circumstances, it shall be deemed an overseas indirect issuance and listing: (1) the operating income, total profit, total assets or net assets of the domestic enterprise in the most recent fiscal year, accounts for more than 50% of the relevant data in the overseas issuer’s audited consolidated financial statements for the same period; and (2) most of the senior managers responsible for business operation and management are Chinese citizens or their habitual residence is located in China, and the main place of business operation is located in China or mainly carried out in China. We understand that the Draft Overseas Listing Regulations apply to overseas listings of companies mainly invested and controlled by mainland Chinese, which is not the case for us. Legally, Macau, as a special administrative region of China, exercises a high degree of autonomy and enjoys executive, legislative and independent judicial power, including that of final adjudication, authorized by the National People’s Congress of PRC, in accordance with the provisions of Basic Law of the Macau. Our company is actually invested and controlled by a Macau permanent resident, not a resident of mainland China and our principal executive office is located in Macau. In accordance with PRC law, our PRC subsidiary has been regarded and treated as foreign-invested enterprises since its establishment. Furthermore, most of our senior managers responsible for business operation and management are permanent residents of Peru, France, Hong Kong, Macau and the PRC or their habitual residence is located in Peru, France, Hong Kong, Macau and the PRC.

According to our understanding of the principle of substance over form and the aforementioned senior managers standard, if the above clause is not substantially modified after the Draft Overseas Listing Regulations comes into effect, this proposed offering will not be identified as an overseas indirect issuance and listing of PRC domestic enterprises and therefore will not be required to submit an application to the CSRC for its approval. However, there is uncertainty as to whether our Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future. If we are subsequently advised by any Chinese authorities that permission for this offering and/or listing on the Nasdaq Stock Market was required, we may not be able to obtain such permission in a timely manner, if at all.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which becomes effective on September 1, 2022. According to the Measures for the Security Assessment of Cross-Border Data, where a data processor provides data abroad under any of the following circumstances, it shall apply for exit security assessment of data to the national cyberspace administration through the local provincial cyberspace administration: (1) the data processor provides important data abroad; (2) the operators of key information infrastructure and data processors that process the personal information of more than 1 million people provide personal information abroad; (3) data processors who have provided 100,000 personal information or 10,000 sensitive personal information abroad in aggregate since January 1 of last year provide personal information abroad; and (4) other situations required for security assessment as stipulated by the state cyberspace administration. Given that: (i) we are not operators of key information infrastructure; (ii) we do not possess personal information on more than one million users in our business operations; (iii) we do not provide overseas personal information of more than 100,000 individuals or any sensitive personal information of more than 10,000 individuals in aggregate since January 1 of the previous year; and (iv) data processed in our business does not have a bearing on national security, economy operation, social stability or public health and security and thus may not be classified as core or important or significant data by the authorities, we would not be required to apply for a cybersecurity review or a cross-border data assessment under such Measures.

However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. For more details, see “Risk Factors — Risks Related to Doing Business in China — If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

PCAOB Developments

Our Ordinary Shares may be prohibited from trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, WWC, P.C. the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis, with the last inspection in December 2021.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, the Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, WWC, P.C. is headquartered in the United States, and did not appear as part of the report and was not listed under its Appendix A or Appendix B.

On August 26, 2022, the PCAOB signed SOP Agreements with the China Securities Regulatory Commission (the “CSRC”) and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

For more detailed information, see “Risk Factors — Risks Related to Doing Business in China — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.”

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer”, our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four (4) days of their occurrence.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to the BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Implication of Being a Controlled Company

We are and will continue, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and will remain, a “controlled company” as defined under the Nasdaq Stock Market Rules. As at the date of this prospectus, approximately 86.25% of the issued share capital of the Company is owned by Easy Bliss Limited, which in turn is owned approximately 60.2% by Mr. Hok Pan Se, our Director. Mr. Hok Pan Se therefore beneficially owns approximately 51.9% of our total voting power as at the date of this prospectus. Following completion of this offering, approximately [*]% of the issued share capital of the Company will be owned by Easy Bliss Limited and Mr. Hok Pan Se will in turn beneficially own approximately [*]% of our total voting power. For so long as we are a controlled company, we are permitted to elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

–	that a majority of its board of directors consist of independent directors;

–	that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

–	that its compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering. (See “Risk Factors — Risks Related to Our Ordinary Shares — We will be a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements.”)

Impact of COVID-19

The ongoing outbreak of a novel strain of coronavirus (“COVID-19”) has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past years. In March 2020, the World Health Organization declared COVID-19 as a pandemic. A recent outbreak of the Omicron variant of COVID-19 worldwide also forced new orders on temporary lockdown or social distancing in some countries or regions. Given the rapidly expanding nature of and the uncertainty surrounding the COVID-19 pandemic, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control.

In January 2020, the Chinese government issued a series of policies to prevent the spread of COVID-19. On March 15, 2020, Peru announced a nationwide lockdown due to the pandemic, which was lifted in June of the same year. After that, various pandemic prevention measures have been introduced in various countries and regions around the world.

With regard to our production base in Peru, during the lockdown period, production in all of our factories was suspended for around three months, many businesses ceased to operate and shops were closed, and all government departments (including, among others, the forestry bureau and tax bureau) did not work normally, which hindered our business operations in terms of production, delivery as well as raw materials procurement. The pandemic and lockdown measures also raised concerns over health and safety among the workers and led to changes in their mentality, which resulted in instability in personnel and high turnover rate, in turn affecting the normal work progress in our production base. Furthermore, the resulting inflation, which significantly raised diesel prices, electricity fees as well as employee base salary, had an impact on our costs of operation. Other control measures imposed as a response to the pandemic also led to delay in the development of various parts of the forests, resulting in a period of supply shortage and rising costs of raw materials for our business operations.

With regard to our sales, COVID-19 related lockdown and other control measures imposed in other countries which form part of the overseas market for our products had and may continue to have an impact on our international exports. For instance, the Chinese market will not be able to receive delivery of our products during the period of lockdown, and consumers’ demand for wooden floors will decline, which will significantly affect the quantity and price of flooring materials we sell in China. In addition, as the price of sea freight has increased by 300% as compared with that before the pandemic, this has led to higher overall costs for our customers. The shortage in supply of cargo containers, reduction in shipping frequency and longer shipping period have also affected the shipment and delivery of our products to a certain extent. Additionally, the pandemic has resulted in the shutdown of factory production, rising costs, delays in transportation and delivery, and shortage in supply of raw materials, which raised the price of wood products in the whole market. At the same time, due to the impact of the pandemic on the global economy, market consumption was weak, resulting in a backlog of goods, which in turn affected the number of orders placed by our customers.

Because of the uncertainty surrounding the COVID-19 pandemic, business disruption and its financial impact related to the COVID-19 pandemic cannot be reasonably estimated at this time. In the long term, this may have an adverse impact on our business and financial performance. During the years ended December 31, 2021 and 2020, COVID-19 has had a limited impact on the Company’s operations. However, it could impact economies and financial markets, resulting in an economic downturn that could impact our ability to raise capital or slow down potential business opportunities. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Corporate Information

Our principal executive office is located at Avenida da Amizade n.o1287, Chong Fok Centro Comercial,13 E Macau S.A.R. Our telephone number is (+853) 2855-3594. Our registered office in the BVI is located at 4th Floor, Water’s Edgar Building Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

Our agent for service of process in the United States is [*], located at [*]. Our website is located at www.nature-wood.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The Offering(1)

Securities being offered:	[*] Ordinary Shares on a firm commitment basis.

Initial public offering price:	We estimate the initial public offering price will be between $ and $ per ordinary share.

Number of Ordinary Shares outstanding before this offering:	105,263,000 Ordinary Shares.

Number of Ordinary Shares outstanding after this offering:	[*] Ordinary Shares.

Use of proceeds:

Based upon an initial public offering price of $[  ] per Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[ ] if the underwriters do not exercise their over-allotment option, and $[ ] if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows:

● Approximately 50% for acquisition of concession rights and forest-related business;

● Approximately 35% for acquisition of factories in Europe or South America and development of new products; and

● The balance to fund working capital and for other general corporate purposes.

For more information on the use of proceeds, see “Use of Proceeds” on page 42.

Lock-up:	All of our Directors, officers and shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq symbol:	We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “[*]”.

Risk factors:	Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 12.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option or the outstanding options and is based on 105,263,000 Ordinary Shares outstanding as of the date of this prospectus.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our revenues are sensitive to log price fluctuations in the forestry industry.

Historically, prices for logs have been volatile and are affected by numerous factors that are not under control, including demand for wood and wood products, supply from illegal logging, changes in currency exchange rates, economic growth rates, foreign and domestic interest rates, trade policies, and prevailing fuel and transportation costs.

In addition, industry-wide increases in the supply of logs during a favorable price period can also lead to downward pressure on prices through oversupply. Increased production by us and our competitors could lead to oversupply and lower prices. Oversupply and lower prices may also result from illegal logging activity or decreased government enforcement of logging restrictions. Our revenues and profits are extremely sensitive to changes in log prices. Slight changes in log prices may cause a disproportionally large change in our revenues and our results of operation. If market prices for logs were to decline, it could have a material adverse effect on our business, financial condition and results of operation.

We may face increased costs for new forest acquisitions.

As the forestry sector develops, sellers may become increasingly sophisticated about the valuation and prices of their forests and may demand higher premiums for high quality forests. There is no assurance that we will be able to negotiate favorably low prices for our new forest acquisitions. Rising acquisition costs and intensifying competition for new forests may hamper our expansion plans and have an adverse impact on the profitability and results of our operations.

Our Forests are subject to environmental regulations in Peru and France.

The operations of our forestry business in Peru and France are subject to a wide range of environmental laws and regulations, which regulate, among other things, forestry activities, including harvesting, land clearing for forests and the emission, noise or discharge of pollutants, effluents, or solid waste, water or atmosphere.

Environmental laws and regulations have generally become more stringent in recent years and could become even more stringent in the future. We may be required to obtain certain licenses before we are permitted to occupy certain premises and/or carry out certain activities. They also protect endangered or threatened wildlife species which may live in our Forests. Some of these environmental laws and regulations could impose significant costs, expenses, penalties, administrative measures, and liabilities on us for violations of existing conditions attached to our licenses or commitments of environmental impact assessments, whether or not we caused or knew about them. Violations of such laws and regulations may result in civil penalties (such as fines and recovery of costs), remediation expenses, potential injunctions and prohibition orders and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to the person’s negligence or fault.

Compliance with, or damages or penalties for violating, current and future environmental laws and regulations could result in a reduction in harvesting volume, suspension of our activities and may force us to incur significant expenses, which in turn could have a material adverse effect on our business, financial condition, and results of operations. Any tightening of the requirements prescribed by environmental laws and regulations in Peru or France, or changes in the manner of interpretation or enforcement of such existing laws or regulations, could adversely impact our operations by increasing our compliance costs and potential liabilities in connection with such laws and regulations, including additional capital or operating expenditures, which may place additional demands on our liquidity and adversely affect our results of operations.

We are dependent on the availability of large numbers of workers to perform manual labor.

We rely on large numbers of workers to harvest logs and perform manual labor. As many of our Forests are located in remote areas far from population centers, there is a risk that manpower for harvesting logs and for maintaining our Forests will not be available on a continuous basis due to factors such as rural-urban migration. We are also vulnerable to labor shortages due to strikes, labor stoppages and civil unrest. Any shortage of labor could increase our costs and reduce our production, which may have a material adverse effect on our business, financial condition and results of operations.

Our Forests may not grow in accordance with our expectations.

The success of our business depends in part upon the productivity of our existing and future forests. Growth in forests depends on a number of factors, many of which are beyond our control. These include, but are not limited to, damage by fire, diseases, pests, environmental pollution, and other natural or man-made disasters, as well as weather, climate, genetic factors and soil conditions. Our ability to improve the growth speed of our Forests will depend on the factors described above as well as our ability to improve our forest management practices. As a result, there can be no assurance that our Forest will grow as we expect. Our future business, financial condition and results of operations may be adversely affected if our Forests grow at a slower rate than we expect.

Our forest survey and knowledge of our Forests are subject to errors in the survey.

Our operating results depend on our knowledge of forests, especially in Peru and France. We regularly visit our Forests to monitor their growth and condition. In this process, we use a random sampling method for our survey of forests. We cannot guarantee the reliability of the results of our survey. In the event that the results of our survey are not reliable, our knowledge of our Forests and our ability to manage our Forests could be greatly hampered, which may have a material adverse effect on our business, financial condition and results of operations.

We depend on certain major customers.

For each of the two years ended December 31, 2021 and 2020, we had a total of 115 and 101 customers respectively, which had purchased our wood products. Our five largest customers during the respective periods accounted for approximately 55.1% and 49.9% of our total turnover respectively; whilst our largest customer accounted for approximately 22.6% and 28% of our total turnover respectively. All of our five largest customers during the years ended December 31, 2021 and 2020 are independent third parties. If all or any of these major customers cease to place orders with us, our business and financial performance may be adversely affected.

We may face increased operating costs and staff costs.

Our business may face increased operating costs as the forestry industry continues to develop. Our operating expenses for logging activities consist of our costs of harvesting, such as labor costs, and costs associated with applying for logging permits for our Forests. We expect labor costs to rise as workers who harvest our logs become more experienced and increase their wage demands. Logging permits for our Forests are subject to periodic revisions by the local forest bureaus and we expect them to increase as the industry develops. Increases in our operating expenses for logging activities and staff costs may have a material adverse effect on our business, financial condition and results of operations.

Our inability to obtain logging permits with sufficient logging amounts could reduce our future revenues.

A logging permit setting out, among other things, the quota (in terms of the maximum area and/or number of trees) allowable for logging and the period of logging must be obtained from the local forestry bureaus for harvesting in Peru.

Because the availability of logging permits is subject to the approval of the relevant local forestry bureau, there is no assurance that we will be able to continue obtaining logging permits, or that the logging amount given to us under the logging permits will be sufficient for our operations. Should we fail to obtain logging permits with logging amounts sufficient for our operations, our revenues in the future may be reduced and our business, financial condition and results of operations may be materially and adversely affected.

Our inability to obtain certificates from the FSC could reduce our future revenues.

During the years ended December 31, 2021 and 2020, revenue generated from FSC-certified decking amounted to approximately 9.9 million and 3.7 million, representing approximately 20.7% and 10.0% of our total revenue. This, in turn, requires that we retain and renew our existing FSC Chain of Custody (CoC) certifications. Our retention and renewal of these certificates depend on our performance in forest management.

We cannot assure you that we will be able to retain or renew our existing certificates or obtain new certificates. If we are unable to renew or retain certificates, our business, results of operations and financial condition will be materially and adversely affected.

Our inability to acquire enough immediately harvestable forests may affect our ability to meet demand.

As at October 31, 2022, our Forests covered an area of approximately 538,117 hectares. We rely on acquisitions of new forests to increase our timber supply, particularly new forests which are immediately harvestable. There can be no assurance that we will be able to acquire sufficient immediately harvestable forests in the future to keep up with demand. If we cannot do so, our business, financial condition and results of operation may be materially adversely affected.

The current global market fluctuations and economic downturn could materially and adversely affect our business, financial condition and results of operations.

The global capital and credit markets have been experiencing extreme volatility and disruption in recent times. Concerns over inflation or deflation, energy costs, geopolitical issues, and the availability and cost of credit have contributed to unprecedented levels of market volatility and diminished expectations for the global economy and the capital and consumer markets in the future. These factors, combined with volatile oil prices, declining business activities and consumer confidence and increased unemployment, have precipitated an economic slowdown and a possible prolonged global recession. These events have led to a slowdown in the global economy which a number of economists predict could be significant and protracted. As a result, the demand for our wood products may significantly decrease, thereby materially and adversely affecting our business, financial condition and results of operations.

We are heavily dependent on key personnel and consultants.

We are heavily dependent on our Directors and management for the success of our operations. Our ability to negotiate successfully with the forest owners for our forest rights, and to acquire high quality forests, depends on the skills, relationships and reputation of our senior management. In particular, we rely on the management skills of our chairman, Mr. Hok Pan Se, for our business across borders. We also rely on the expertise and experience of our forest management staff, procurement and inventory staff, production staff, sales and marketing staff and consultants.

If we lose the services of any of our key personnel and/or if we cannot attract or retain quality consultants to advise us, we may lose our competitive advantage and our business could be adversely affected.

We face competition from other companies in the forestry industry.

We face many local and overseas competitors who also supply wood products to the market. Our primary competitors operate either domestically or within the Asia Pacific region. In particular, we face competition from a host of small logging firms, some of which may not comply with environmental and other industry standards to the same extent as we do, resulting in their potentially lower operating costs.

Competition in our industry is influenced by factors including the costs of new forest acquisitions, regulatory compliance, and forest insurance. Some of our competitors may have lower costs than we do, or, if their operations are located in less developed countries, may be subject to less stringent environmental and other governmental regulations than we are, because of different or regional laws and business practices. If we are unable to compete effectively, or if competition increases in the future, our revenues could decline, and there may be material adverse effects on our business, financial condition, results of operations and cash flows.

The forestry industry faces competition from solid wood substitutes.

In addition to competition within the forestry industry, the forest industry faces competition from solid wood substitutes. We face competition from companies that manufacture wood substitutes, such as imitation wood, fiber-cement wood, ceramic tile and other materials that are used as alternative materials mainly in construction and furniture production. The demand for wood products is also affected by changes in consumer trends and tastes. Preference for wood substitutes among manufacturers, construction companies and consumers could decrease demand for our products and have a material adverse effect on our revenue, financial condition and results of operations.

Abnormally high or prolonged levels of rain at our Forest locations may adversely impact our ability to harvest timber.

Our harvesting activity is dependent on, among other things, the weather conditions at our Forest locations. For safety reasons, we discontinue logging in our Forests during the rainy season, which is usually from late November to May. Abnormally prolonged periods of rainfall or unusually intense rainfall will reduce the volume of logs we are able to extract, which may have a material adverse effect on our business, financial condition and results of operations and revenues.

We are subject to certain risks relating to the delivery of our products.

We often rely on third-party logistics service providers for the delivery of our wood products to customers. Such delivery services could be suspended and thus interrupt the supply of our wood products if unforeseen events occur which are beyond our control, such as transportation bottlenecks, natural disasters, disease outbreaks or labor strikes. Any failure of this personnel to provide high-quality or timely delivery to our customers may negatively impact the purchase experience of our customers, damage our reputation and cause us to lose customers. Any negative publicity or poor feedback regarding our customer service overall may harm our brand and reputation and in turn cause us to lose customers and market share.

Disruption to the supply of raw materials or increase in raw material prices could materially and adversely affect our Group’s business, financial condition and results of operations.

The major raw materials used to produce our wood products are logs and floorings. The purchase of wood products and logs together accounted for approximately 77.2% and 65.6% respectively of the total raw material purchase costs for wood products produced during the years ended December 31, 2021 and 2020. However, our Group has not entered into any long-term supply contracts with our suppliers. In the event that the ban on commercial logging is imposed by the French government or the places where our suppliers are located or natural disasters, the supply of timber for the production of our wood products and the hosting of timber auctions may be affected. It is therefore possible that our Group will not be able to purchase sufficient raw materials from our suppliers, in a timely manner and on commercially acceptable terms, or at all.

In addition, if we are unable to acquire raw materials from our existing suppliers for any reason, we cannot assure that our Group will be able to source the raw materials from alternative sources within a reasonable period of time, and at acceptable prices or at all. Our Group cannot assure that such shortages will not occur in the future. Any failure to obtain adequate supplies of raw materials on a timely basis may disrupt our Group’s operation, and may have a material adverse effect on the business, financial condition and results of operations of our Group.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Our Company is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our operating subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Our operations are based in Peru, France, Hong Kong and Macau. We have a subsidiary that is established in the PRC, namely Foshan City Linjia Technology Company Limited, which is engaged in IT consultancy and business consultancy. As of the date of this prospectus, the PRC subsidiary has not (i) conducted any other business operation in the PRC, (ii) owned any material assets in the PRC, (iii) received loans or additional investments, (iv) distributed any dividends to shareholders, or (v) subjected to any administrative penalties in the PRC. The PRC subsidiary does not involve in the major part of our operations and we do not intend to conduct any major part of our operations through it in the future. Although we have equity ownership in our PRC, Hong Kong and Macau subsidiaries and currently do not have or intend to have any contractual arrangement to establish a variable interest entity structure with any entity in China, we may still be subject to unique risks due to uncertainty about any future actions of the Chinese government or authorities in Hong Kong and Macau in relation to business operations in the PRC, Hong Kong or Macau, or regulatory oversight of overseas listing of companies with operations in the PRC, Hong Kong or Macau.

Despite the fact that our operations in the PRC are insignificant, a major part of our operations is based in Hong Kong and Macau, each a Special Administrative Region of China. Although Hong Kong and Macau have their own governmental and legal system that is independent of the PRC, it is uncertain whether in the future the Hong Kong or Macau government will implement regulations and policies of the Chinese government, or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Moreover, given that changes in policies, regulations, rules, and the enforcement of laws of the Chinese government may be quick with little advance notice, it is also uncertain in the future whether our operations in Hong Kong or Macau will be subject to the oversight of the Chinese authorities.

We may be subject to the risks that are specific to doing business in the PRC. Nevertheless, we believe that the effect of the risks below on our Group would not be material.

Due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could affect our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Company is a holding company and we conduct our operations through our operating subsidiaries in Peru, France, Hong Kong, Macau and China. As at the date of this prospectus, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may affect our operations and/or the value of our Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restricts or otherwise unfavorably impacts the ability or way we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the drafts of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Measures”) for public comment.

Furthermore, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective on February 15, 2022 and replaced the existing Measures for Cybersecurity Review. According to the Revised Review Measures, if an “online platform operator” that is in possession of the personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. On July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which becomes effective on September 1, 2022. According to the Measures for the Security Assessment of Cross-Border Data, where a data processor provides data abroad under any of the following circumstances, it shall apply for exit security assessment of data to the national cyberspace administration through the local provincial cyberspace administration: (1) the data processor provides important data abroad; (2) the operators of key information infrastructure and data processors that process the personal information of more than 1 million people provide personal information abroad; (3) data processors who have provided 100,000 personal information or 10,000 sensitive personal information abroad in aggregate since January 1 of last year provide personal information abroad; and (4) other situations required for security assessment as stipulated by the state cyberspace administration. Given the recency of the issuance of the Measures for the Security Assessment of Cross-Border Data, no guidance on the interpretation or implementation of such Measures has been published.

We sell a range of logs and flooring primarily in Hong Kong and Macau respectively, but not in mainland China. Our subsidiaries in Hong Kong and Macau have not collected or stored any data (including certain personal information) from PRC individuals. As a result, the likelihood of us being subject to the review of the CAC is remote.

In the event that we rely on dividends and other distributions on equity paid by our PRC or Hong Kong subsidiaries to fund any cash and financing requirements, we may have, any limitation on the ability of our PRC or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

In general, our PRC subsidiary’s ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary, as a Foreign Invested Enterprise, or FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

The Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Any limitation on the ability of our PRC or Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To the extent cash or assets in our business is in the PRC or Hong Kong or in our PRC or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

We may in the future depend on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries or depend on our assets located in China or Hong Kong for our cash and financing requirements. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may then restrict the ability of our PRC subsidiary to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. Therefore, to the extent cash or assets in our business is in the PRC or Hong Kong or in our PRC or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange of the PRC for cross-border transactions. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company with some of our operations conducted in Hong Kong, Macau and China. We do not intend to apply the proceeds from this offering to make loans to our PRC subsidiary, make additional capital contributions to our PRC subsidiary, establish a new PRC subsidiary and make capital contributions to this new PRC subsidiary, or acquire offshore entities with business operations in China in an offshore transaction.

Nevertheless, the aforementioned activities are subject to PRC regulations and approvals or registration. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the Ministry of Commerce, or registration with other governmental authorities in China. If we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to two times of our subsidiary’s net assets. On October 25, 2022, the People’s Bank of China and the State Administration of Foreign Exchange announced that they decided to adjust the parameter to 1.25, under which the limit for the total amount of foreign debt under the Macro-prudential Management Mode would be adjusted to 2.5 times of our subsidiary’s net assets. Moreover, any medium or long-term loan to be provided by us to our PRC subsidiaries must also be registered with the NDRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions on our access to the U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, the Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, WWC, P.C. is headquartered in the United States, and did not appear as part of the report under the lists in its Appendix A or Appendix B.

On August 26, 2022, the PCAOB signed SOP Agreements with the China Securities Regulatory Commission (the “CSRC”) and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is a significant change to current political arrangements between mainland China, Macau and Hong Kong, or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

If we fail to comply with work safety or environmental regulations, we could be exposed to penalties, fines, suspensions or action in other forms.

Our operations are subject to the work safety, fire safety and environmental protection laws and regulations promulgated by the PRC government. These laws and regulations require us to maintain safe working conditions and adopt effective measures to control and properly dispose of solid waste and other environmental pollutants. We could be exposed to penalties, fines, suspensions or actions in other forms if we fail to comply with these laws and regulations. The laws and regulations in China may be amended from time to time and changes in those laws and regulations may cause us to incur additional costs in order to comply with the more stringent rules. In the event that changes to existing laws and regulations require us to incur additional compliance costs or require costly changes to our production process, our costs could increase and we may suffer a decline in sales for certain products, as a result of which our business, results of operations and financial condition could be materially and adversely affected.

Increases in labor costs and enforcement of stricter labor laws and regulations in China and our additional payments of statutory employee benefits may adversely affect our business and profitability.

The average wage in China has increased in recent years and is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers, our profitability and results of operations may be materially and adversely affected. In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Pursuant to PRC laws and regulations, companies registered and operating in China are required to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees various social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. According to the Social Insurance Law, if an employing entity does not pay the full amount of social insurance premiums as scheduled or required, the social insurance premium collection institution shall order it to make the payment or make up the difference within the stipulated period and impose a daily fine equivalent to 0.05% of the overdue payment from the day on which the payment is overdue. If the payment is not made within the prescribed time ordered by the social insurance authority, the authority shall impose a fine ranging from one to three times of the overdue payment amount. According to the Regulations on Management of Housing Provident Funds, where an entity fails to deposit the housing provident fund in full within the prescribed deadline, it shall be ordered by the housing provident fund management center to deposit the fund within a time limit; if it still fails to deposit the fund within the time limit, the housing provident fund management center may apply to the People’s Court for enforcement. We have paid social insurance for all employees and housing provident fund for most of our employees in China. While our payment base of social insurance and housing provident fund meets the respective local government’s minimum requirements in respect of the locations of our PRC subsidiary, it is lower than the national legal standard. As of the date of this prospectus, we have not received any notice of warning or been subject to any material administrative penalties or other material disciplinary actions from the relevant governmental authorities for our historical shortfall in social insurance and housing fund contribution. However, as the PRC government enhanced its enforcement measures relating to social insurance collection, we may be required to make up the contributions for our employees, and may be further subjected to late fees payment and administrative fines, which may adversely affect our financial condition and results of operations. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our current employment practices do not and will not violate other effective or future labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. In addition, we may incur additional expenses in order to comply with such laws and regulations, which may adversely affect our business and profitability.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The spokesperson of the PRC government has issued statements that this document was grossly trampled on the international law and basic norms of international relations, seriously interfered in China’s internal affairs, and should have been repealed a long time ago. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. Any such continued tension between the U.S. and the PRC may affect the economy of Hong Kong and in turn, materially and adversely affect our business and operation. If our subsidiaries in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

A downturn in Hong Kong, China or the global economy, and the economic and political policies of China could materially and adversely affect our business and financial condition.

We conduct our operation through our operating subsidiaries in Europe, the U.S. and Asia, primarily in Hong Kong and China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in the financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to our Company.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and custom, an independent judiciary system and a parliamentary system. The National People’s Congress of the PRC has the right to amend the Basic Law. We cannot assure you that there will not be any amendment to the Basic Law that may affect the judiciary and legal systems of Hong Kong and guarantee the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of the political environment in Hong Kong may materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and other markets where the majority of our clients reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

Tariffs could increase the cost of goods and products which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients. and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. However, based on recent political development, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China. Hong Kong’s preferential trade status was removed by the United States government and the United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Our revenues and expenses will be denominated in Hong Kong dollars, EUR, Renminbi and U.S. dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars to the U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Related to our Ordinary Shares

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We plan to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market. An active public market for our Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Ordinary Shares shortly following this offering. If the market price of our Ordinary Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our share price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a)following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Recent joint statements by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On August 26, 2022, the PCAOB signed SOP Agreements with the China Securities Regulatory Commission and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the Holding Foreign Companies Accountable Act.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, our business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The price and the trading volume of our Ordinary Shares may be volatile which could result in substantial losses for investors purchasing our Shares under this offering.

The price and trading volume of our Ordinary Shares may be volatile. The market price of our Ordinary Shares may fluctuate significantly and rapidly as a result of the following factors, among others, some of which are beyond our control:

●	fluctuations in stock market price and volume;

●	regulatory or legal developments, including involvement in litigation; and

●	general global economic, political and stock market conditions.

In addition, stock markets and companies that are newly listed on Nasdaq have experienced extreme price and volume fluctuations in recent years, some of which have been unrelated or disproportionate to the actual or expected operating performance of such companies. Such market fluctuations may materially and adversely affect the market price of our Ordinary Shares, and make it difficult for investors to assess the rapidly changing value of our Ordinary Shares.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

Our pre-IPO shareholders, may be able to sell their Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of this offering, to the detriment of participants in this offering. Under rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the ordinary shares to be sold pursuant to Rule 144 during the pendency of this offering.

If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our Ordinary Shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per Ordinary Share. As a result, investors purchasing Ordinary Shares in this offering will incur immediate dilution. The exercise of outstanding options will result in further dilution. For more information on the dilution, you may experience as a result of investing in this offering, see “Dilution”.

We will be a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements.

We will be a “controlled company” within the meaning of Nasdaq Stock Market Rules. As at the date of this prospectus, approximately 86.25% of the issued share capital of the Company is owned by Easy Bliss Limited, which in turn is owned approximately 60.2% by Mr. Hok Pan Se, our Director. Mr. Hok Pan Se therefore beneficially owns approximately 51.9% of our total voting power as at the date of this prospectus. Following completion of this offering, approximately [*]% of the issued share capital of the Company will be owned by Easy Bliss Limited and Mr. Hok Pan Se will in turn beneficially own approximately [*]% of our total voting power. Under the Nasdaq rules, a company of which more than 50% of the voting power with respect to the election of directors is held by an individual, a company or a group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

–	that a majority of its board of directors consists of independent directors;

–	that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

–	that its compensation committee is composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

If we elect to be treated as a controlled company and use these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq rules regarding corporate governance, which could make our Ordinary Shares less attractive to investors or otherwise harm our stock price.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for our architectural woodworking business and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We may not pay any dividends on the Ordinary Shares.

For the years ended December 31, 2021 and 2020, we did not declare or pay any dividends. We cannot guarantee when, if, or in what form, dividends will be paid on the Ordinary Shares following the listing. A declaration of dividends must be proposed by our board of directors and will be based on, and limited by, various factors, including our business and financial performance, capital and regulatory requirements and general business conditions. Furthermore, we may not have sufficient profits to make dividend distributions to our shareholders in the future, even if our financial statements prepared in accordance with U.S. GAAP indicate that our operations have been profitable.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

If a trading market for our Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our Directors and management.

We are incorporated under the laws of the BVI and all of our Directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, the laws of the BVI could render you unable to enforce a judgment against our assets or the assets of our Directors and officers.

There is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of U.S. courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in the BVI against us or our Directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

The U.S. and the BVI do not have a treatment providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. Furthermore, it is uncertain that BVI courts would: (1) recognize or enforce judgments of U.S. courts obtained in actions against us or our Directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) entertain original actions brought against us or other persons predicated upon the Securities Act.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable BVI law. The rights of shareholders and the fiduciary responsibilities of our Directors and officers under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

These rights and responsibilities are to a large extent governed by the BVI Business Companies Act, 2004 as amended from time to time (the “BVI Act”) and the common law of the BVI. The common law of the BVI is derived in part from judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. In addition, BVI law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent expressly provided for in the memorandum and articles of association) that investors may expect to find in relation to a public company are not provided for under BVI law.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the BVI regulations governing the securities of BVI companies may not be as extensive as those in effect in the U.S., and the BVI law and regulations regarding corporate governance matters may not be as protective of minority shareholders as state corporation laws in the U.S. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our Directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the U.S.

The laws of BVI may provide less protections for minority shareholders than those under U.S. law, so minority shareholders will not have the same options fpr recourse in comparison to the United States if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law since the common law of the BVI is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority of the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to the law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders; (iii) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; or (iv) acts that constitute fraud on the minority where the wrongdoers control the company.

These rights may be more limited than the rights afforded to minority shareholders under the laws of states in the United States.

Other than as set forth in the BVI Act, shareholders of BVI companies like us have no general rights under BVI law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our Directors have the discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders, other than as set forth in the BVI Act. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country’s law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on some home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — Passive Foreign Investment Company Consequences”.

We may not be able to pay any dividends on our Ordinary Shares in the future due to BVI law.

Under BVI law, we may only pay dividends to our shareholders if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. We cannot give any assurance that we will declare dividends of any amounts, at any rate, or at all in the future. Future dividends, if any, will be at the discretion of our board of directors, and will depend upon our results of operations, cash flows, financial condition, payment to us of cash dividends by our subsidiaries, capital needs, future prospects and other factors that our Directors may deem appropriate.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	health crisis, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; and

●	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

SOURCES OF INFORMATION

This section includes information from the Frost & Sullivan Report, a report commissioned by us, as we believe such information imparts a greater understanding of the industry. Frost & Sullivan is a global consulting company and an independent third party. Founded in 1961, Frost & Sullivan provides market research on a variety of industries, among other services.

In preparing the Frost & Sullivan Report, Frost & Sullivan performed both primary research which involved conducting interviews with leading industry participants and experts and secondary research which involved reviewing company reports, independent research reports and data based on Frost & Sullivan’s research database. Frost & Sullivan also assumed that major regions’ economy is likely to maintain its steady growth in the forecast period, major regions’ social, economic and political environment is likely to remain stable in the forecast period, relevant market drivers are likely to drive the growth of the global cross-border logistics solution industry, and there is no extreme force majeure or industry regulation which may dramatically or fundamentally affect the market.

OVERVIEW OF GLOBAL FORESTRY AND LOGGING INDUSTRY

Definition of Global Forestry and Logging Market

The forestry and logging market consists of sales of forest products (lumber, paper and fodder) and logs by entities (organizations, sole traders, and partnerships) that produce or harvest forestry products and logs and are involved in growing, cutting, and transporting timber, operations of the timber tract, growing timber for reforestation and collecting forest by-products such as gums, barks, and fibers.

The main types of forestry and logging market are logging, timber tract operations, forest nurseries, and the gathering of forest products. Logging refers to the process of harvesting timber, sawing them into appropriate lengths, and transporting them to a sawmill.

The chart below indicates the industry chain of global forestry market:

Global Forestry Industry Chain Analysis

Upstream
Midstream
Downstream
Machinery Manufacturing
Support
Forest Tree Breeding
Wood harvesting
Simple processing
Wood processing plant
Further processing
Paper, furniture, forest chemicals, etc.
Breeding of wild plants and animals
Forest by-product collection
Forest by-products processing
Logistics
Export
Sales
Custome rs
Support
Feedback
Support
Feedback
Support
Feedback
Government, Research, Talent, Management

Source: Frost & Sullivan Report

The Market Size of Global Forestry and Logging Market

The chart below sets forth the market size of global production of log market for the years indicated.

Production of Log, Global

Million CUM; 2016-2026E
CAGR	2016-2020	2020-2026E
Production of Log	0.4%	1.4%

Note: Log refers to the sum of industrial log and wood fuel.

Source: Food and Agriculture Organization of the United Nations, Frost & Sullivan Report ;

Between 2016 and 2021, the total global production of log increased slightly, with a CAGR of 0.4%. In 2016 the production of log was 3,850.5 million CUM and in 2020 the production of log reached 3,912.0 million CUM.

As global production is growing, the total global production of roundwood is expected to reach 4,188.1 million CUM by 2026, with a CAGR of 1.4% from 2020 to 2026.

Production of Log Breakdown by Major Regions, Global

1000 CUM; 2016-2026E
CAGR	Global	Africa	NA	LAC	Asia	Europe	Oceania
2016-2020	0.4%	1.0%	-1.4%	0.2%	0.2%	1.2%	3.2%
2020-2026E	1.1%	0.9%	0.5%	0.7%	0.9%	2.0%	4.1%

Note: Log refers to the sum of industrial log and wood fuel.

Source: Food and Agriculture Organization of the United Nations, Frost & Sullivan Report.

For the Asian market, as one of the largest log production region, the production was 1,148,139.0 thousand CUM in 2016 while the production in 2020 was 1,158,909.0 thousand CUM, with a CAGR of 0.2%. By 2026, the production is expected to increase to about 1,225,331.0 thousand CUM, with a CAGR of 0.9%. In Africa, the production is relatively higher and the CAGR between 2016 and 2020 was 1.0%. By 2026, the production is expected to increase from 791,610.1 thousand CUM to 835,328.8 thousand CUM, with a CAGR of 0.9%. In North America, the production was stable from 2016 to 2020. By 2026, the production of log is expected to increase to 579,524.6 thousand CUM, with a CAGR of 0.5%.

For the European market, the production increased from 765,444.7 thousand CUM to 803,680.9 thousand CUM from 2016 to 2020, with a CAGR of 1.2%. By 2026, the production is expected to increase to about 906,849.0 thousand CUM, with a CAGR of 2.0%. In Latin America and the Caribbean the production in 2016 was 505,535.7 thousand CUM while the production in 2020 was 509,035.7 thousand CUM, with a CAGR of 0.2%. By 2026, the production is expected to be around 530,264.2 thousand CUM, with a CAGR of 0.7%. In Oceania, the production in 2016 was 76,601.7 thousand CUM while in 2020 the production was 86,836.0 thousand CUM, with a CAGR of 3.2%. By 2026, the production is estimated to be around 110,828.9 thousand CUM with a CAGR of 4.1%.

Overview of FSC Forest Certification

FSC Forest Certification is a certification system promoted by the Forest Stewardship Council, or FSC. FSC forest management certification confirms that the forest is being managed in a way that preserves biological diversity and benefits the lives of local people and workers, while ensuring it sustains economic viability. FSC-certified forests are managed to strict environmental, social and economic standards. There are ten principles that any forest operation must adhere to before it can receive FSC forest management certification. These principles cover a broad range of issues, from maintaining high conservation values to community relations and workers’ rights, as well as monitoring the environmental and social impacts of the forest management.

As of August 2022, the global FSC forest certification area reached 216 million hectares, covering 89 countries around the world. 1,604 FSC promotional licence holders and 52,842 FSC chain-of-custody certified enterprises. Among them, the number of FSC certified companies in Peru is 87 up to 24th Oct. 2022.

The chart below indicates the FSC certification process:

FSC Certification Process

Source: Frost & Sullivan Report

The Benefits of FSC

Environmental benefits

The new FSC standard will make it possible to protect the intact of forests and conserve the biodiversity of forest ecosystems more efficiently, and as such, will improve the management of production forests. One of its advantages are independent audits of certified companies, which will help make the certification process more transparent for concessions and other stakeholders involved such as environmental organizations and eco-activists, local communities, and forestry authorities.

Also, the company needs to conduct routine, quantitative, and targeted harvesting in accordance with the relevant rules and regulations under the supervision of the FSC standard. The staggered growth of logs at various age stages is controlled through a scientific and appropriate harvesting plan, especially for the protection of seed trees, and the trees end up growing more than the amount collected. This not only satisfies the demand for timber consumption, but it also substantially promotes in the forest’s sustainable development.

Social benefits

Credible forest certification covers much more than just logging practices, it also accounts for the social and economic well-being of workers and local communities, transparency and inclusiveness in decision-making. The FSC will not only protect the relevant rights of logging companies, but also those of local people.

In particular, FSC-certified companies will help local residents with employment and provide job opportunities; they will also provide the appropriate infrastructure building and basic social welfare provision. To a certain extent, they help to build and develop local communities.

Economic benefits

Firstly, forest certification helps improve the green quality level of forest products, which consequently enhances the export competitive advantage of forest products. At the same time, the source of the trees is guaranteed to be legal and in compliance with the regulations. In this regard, forest certification has an export competitive effect.

Secondly, FSC-certified products have a premium over non-FSC products, which can improve the competitiveness and credibility of the company’s products in the international market and bring economic benefits to the company.

Overview of The FSC Chain of Custody (CoC)

The FSC chain of custody (CoC) is the path taken by products from the forest, or in the case of recycled materials from the moment when the material is reclaimed, to the point where the product is sold with an FSC claim and/or it is finished and FSC labelled. The CoC includes each stage of sourcing, processing, trading, and distribution where progress to the next stage of the supply chain involves a change of product ownership.

Any change of ownership in the supply chain of FSC-certified products requires the establishment of effective CoC management systems at the level of the respective organization and their verification by an independent FSC-accredited certification body, if the organization wants to make an FSC claim about their products.

FSC certification of such management systems is designed to provide a credible assurance that products which are sold with an FSC claim originate from well managed forests, controlled sources, reclaimed materials, or a mixture of these. FSC CoC certification thereby facilitates the transparent flow of goods made from such materials through the supply chain.

Global Forestry Logging Market Industry Drivers

Some countries have high demand for wood due to historical and cultural reasons

Some countries have a special preference for wood products due to long-standing cultural factors and traditions.

The primary reason is that these regions have produced wood in abundance since ancient times, making the population use wood more frequently. Secondly, various factors such as religion, culture and history have led to a strong demand for high-value wood among the peoples of these regions.

High downstream demand for wood products drives industry growth

The development of downstream industries such as the construction, furniture, and handicraft industries is driving the logging industry. The global construction industry is growing across the board, mainly due to global population growth and rising disposable incomes, as well as increased urbanization, which is expected to drive revenue growth in the global construction market.

OVERVIEW OF GLOBAL FORESTRY PROCESSING AND BY-PRODUCTS INDUSTRY

Definition of Global Forestry Processing Market

The wood processing market consists of sales of processed wood which is treated with preservatives by entities that make dimension lumber, boards, beams, timbers, poles, ties, shingles, shakes, siding, and wood chips from logs or bolts. The wood processing market is segmented into sawmills and wood preservation. Wood processing refers to the various procedures used to convert raw wood into substances or supplies that are used as raw materials in the manufacture of various products.

Products can be divided into following fourteen categories:

Wood in the rough(Roundwood): wood fuel, others

Wood simple worked or processed: wood charcoal, torrefied wood, etc.

Wood chips and particles residues and recoverable wood products: wood chips and particles, etc.

Wood pellets and other agglomerates: wood pellets, wood briquettes, other agglomerates

Sawnwood: coniferous, tropical non-coniferous, other non-coniferous

Veneer sheets: decorative veneer sheets, non-decorative veneer sheets

Wood-based panels: Plywood, Particle board, Fibreboard, etc.

Wood pulp: mechanical wood pulp, semi-chemical wood pulp, etc.

Other pulp: pulp from fibres other than wood, recovered fibre pulp

Recovered paper: unbleached kraft paper or paperboard or corrugated paper or paperboard

Paper and paperboard: packaging materials, etc.

Cork: natural cork, agglomerated cork and articles of agglomerated cork

Secondary wood products: further-processed sawnwood, wooden furniture, etc.

Secondary paper products: composite paper and paperboard, etc.

Wood Processing Flow

Overview of Global Wood Processing Manufacturing Model

Typically, the manufacturing model in wood processing industry can be classified into three types:

ODM

ODM means that the panel processing company A designs and produces the product according to the specifications of company B. The biggest advantage of this is that company B reduces the time for its own development. ODM is different from OEM in that the ODM manufacturer will have its own developed technology and design, and even molded products.

OEM

OEM is a cooperative production method in which the original company (brand company) commissions a contract for product development and manufacturing, using the original company’s trademark and sold or operated by the original company. It has a close relationship with modern industrial society. With the further acceleration of the development trend of economic globalization, OEM demanders are likely to select OEM suppliers in a wider range, especially to countries and regions with low processing and manufacturing costs.

OBM

OBM requires plate processing enterprises to register their own trademarks, develop markets, and create their own brands while taking advantage of design and manufacturing. The trademark marks a big step from “using the brand” to “creating the brand” and is a qualitative leap in the development of the enterprise.

Overview of Global Forestry Processing and By-Products Industry (Wood Charcoal)

The chart below sets forth the market size of global production of wood charcoal market for the years indicated.

Production of Wood Charcoal, Global

1000 MT; 2016-2026E
CAGR	2016-2020	2020-2026E
Production of Wood Charcoal	1.2%	1.4%

Source: Food and Agriculture Organization of the United Nations, Frost & Sullivan Report；

The global production of wood charcoal remains relatively stable. From 2016 to 2020, the production increased to 53,141.6 thousand MT, with a CAGR of 1.2%. In the future, as the awareness of protecting the environment increases, more and more wood waste will likely be produced as wood charcoal. In addition, the European energy crisis resulting from the Russian-Ukrainian war and the explosion of the Nord Stream gas pipeline has led to increased demand for charcoal in the European region, and global charcoal production is set to continue to increase in the future. By 2026, the production is estimated to be 57,864.7 thousand MT, with a CAGR of 1.4%.

Market Drivers for Global Forestry Processing and By-Products Industry

Global construction market will experience growth

Rapid technological advancements in infrastructure development and growing demand for low-carbon and eco-friendly buildings are other key factors contributing to the growth of the global construction market.

Another factor expected to drive the growth of the construction market is improving economic conditions in developing countries, leading to increased consumer disposable income and increased government investments in public infrastructure. The growth of the global construction market will increase the global demand for wood and thus drive the timber harvesting market.

The popularity of high-quality custom furniture led to an increase demand for wood furniture

Large-scale home customizing services have expanded within the global manufacturing sector in recent decades, becoming a new mode of production.

The demand for high-end bespoke furniture is expected to increase significantly over the next five years. The market’s consumption potential is substantial, and the industry’s revenue ratio will rise along with the expansion rate and strong growth prospects.

The wooden furniture manufacturing industry is one of the main downstream industries of the wood processing industry, there is a certain demand for various wood, artificial board, veneer, fiberboard and other products for high-quality custom furniture. In addition to high demand of high-quality custom furniture, in recent years, with the impact of COVID-19, customers have higher requirements for the home environment and longer home time, making the consumer demand for household products rising, and the user consumption potential is constantly tapped and enhanced.

OVERVIEW OF GLOBAL LOG TRADE INDUSTRY

Overview of Global Transaction of Log Market

The chart below sets forth the market volume of global transaction of log market for the years indicated.

Total Import Volume of Log and Breakdown by Major Regions, Global

1000 CUM; 2016-2026E
CAGR	Global	Africa	NA	LAC	Asia	Europe	Oceania
2016-2020	0.0%	4.3%	-7.3%	-2.0%	0.1%	0.8%	-14.6%
2020-2026E	4.6%	4.5%	3.0%	2.1%	4.1%	5.3%	1.0%

Note: Log refers to the sum of industrial log and wood fuel.

Source: Food and Agriculture Organization of the United Nations, Frost & Sullivan Report；

For global log imports, imports data show a fluctuating trend from 2016 to 2020. In 2016, the global total import was 140.1 million CUM; and in 2020 the global total import volume was 140.4 million CUM. It is estimated that the import volume will reach 183.9 million cubic meters by 2026, with a CAGR of 4.6% from 2020 to 2026.

In 2016, among all regions – Asia had the largest import volume, reaching 72,117.7 thousand cubic meters. This is followed by Europe at 58,819.5 thousand cubic meters and Africa at 1,296.1 thousand cubic meters. It is estimated that by 2026, the import volume of Africa can reach 2,000.2 thousand cubic meters, the import volume of Asia can reach 92,148.9 thousand cubic meters, and the import volume of Europe can reach 82,856.4 thousand cubic meters. In 2020, among all regions – Asia still had the largest import volume, reaching 72,339.4 thousand m3. This is followed by Europe at 60,666.6 thousand cubic meters and NA at 5,570.5 thousand cubic meters.

The chart below sets forth the market value of global transaction of log market for the years indicated.

Total Import Value of Log and Breakdown by Major Regions, Global

USD Thousand; 2016-2026E
CAGR	Global	Africa	NA	LAC	Asia	Europe	Oceania
2016-2020	-1.9%	12.8%	-2.7%	15.3%	-2.5%	-0.4%	-15.8%
2020-2026E	5.6%	4.4%	3.2%	1.7%	5.4%	6.4%	1.2%

Note: Log refers to the sum of industrial log and wood fuel.

Source: Food and Agriculture Organization of the United Nations, Frost & Sullivan Report；

The global log import amount is also showing a fluctuation from 2016 to 2020, reaching a top value of USD20,202.8 million in 2018, with a CAGR of -1.9% from 2016 to 2020. Total global log imports value in 2026 will reach USD21,286.1 million, with a CAGR of 5.6% from 2020 to 2026.

In Africa, the import of log by value was USD98,265.0 thousand and the CAGR between 2016 and 2020 is 12.8%. By 2026, the import value increases from USD159,149.0 thousand to USD206,171.9 thousand, with a CAGR of 4.4%. In North America, the import value slightly decreased from 2016 to 2020. By 2026, the import of log by value will increases to USD432,468.5 thousand with a CAGR of 3.2%. For the European market, the import value decreases from USD4,030,758.0 thousand to USD3,962,598 thousand from 2016 to 2020, with a CAGR of -0.4%. By 2026, the import value will be about USD5,745,369.9 thousand, with a CAGR of 6.4%. In LAC, the import value in 2016 was USD37,925.0 thousand while the import value in 2020 is USD67,054.0 thousand, with a CAGR of 15.3%. By 2026, the import value will be USD74,121.0 thousand, with a CAGR of 1.7%. For Asia, the import value was USD11,971,409.0 thousand in 2016 while the import value in 2020 is USD10,797,168.0 thousand, with a CAGR of -2.5%. By 2026, the import value will be increased to about USD14,822,458.5 thousand, with a CAGR of 5.4%. In Oceania, the import value in 2016 USD10,549.0 thousand while in 2020 the import value is USD5,310.0 thousand, with a CAGR of -15.8%. By 2026, it estimates the import value is USD5,688.8 thousand with a CAGR of 1.2%.

Overview of Log Trade Industry in China

China predominately imports raw material for its wood processing industry. Ninety-four percent (94%) of China’s timber imports continued to be in log, sawnwood, or woodchip form. Woodchip imports rose fastest over the decade, followed by sawnwood and logs; together, imports of these three products rose 57% from 2011 to 2020.

China’s log imports grew steadily, with stronger demand for softwood species towards the end of the decade. China’s imports of hardwood logs rose 17%. The main sources for China’s hardwood log imports have remained stable, topped by the higher risk countries of Papua New Guinea (PNG) and the Solomon Islands, and followed by Russia, which doubled its market share over the decade. Brazil experienced the highest gain in market share, with additional growth from the US and European Union (EU) plus European Free Trade Association (EFTA) Member States (hereinafter “EU/EFTA”).

In contrast, there was much stronger growth in China’s softwood log imports (49%), particularly since 2018. The comparatively slow growth in hardwood log imports, in contrast to sawnwood, woodchips, and softwood logs, may be due to more countries introducing or enforcing log export restrictions (LERs) to promote domestic value-added processing.

The chart below sets forth the market value of global transaction of log market for the years indicated.

Consumption of Log, China

Million CUM; 2016-2026E
CAGR	2016-2020	2020-2026E
Consumption of Log	0.9%	1.2%

Note: the consumption of log include both mainland China and Hong Kong SAR of China.

Source: Food and Agriculture Organization of the United Nations, Frost & Sullivan Report；

From 2016 to 2020, China’s consumption of log increased from 383.3 million CUM to 396.7 million CUM, with CAGR of 0.9%. Due to the increase in production, the growth rate of log consumption will be higher. It is estimated that by 2026, the production will be about 427.0 million CUM, with a CAGR of 1.2%.

Key Growth Drivers for the Log Trade Market in China

Cross-border e-commerce offers the best opportunities for the global forestry trade industry

Since the COVID-19 outbreak, the wood supply chain has faced significant challenges while also opening up new opportunities. The rise of the “home economy” has reshaped global consumption habits and pushed more consumers to switch from offline to online shopping, effectively stimulating global e-commerce development, and the massive overseas e-commerce consumer market offers the best opportunity for global trade in wood products.

China launched 27 measures to promote the growth of timber imports and exports

China, as the world’s largest timber consumer, has a huge demand for import and export timber trade, as approximately 56% of its annual timber requirements have been imported from other countries since the announcement of the ban on natural forest areas in 2017. Recently, the State Council announced 27 new measures to improve cross-border trade facilitation, including to reduce logistics costs, improve logistics efficiency, make cross-border trade more convenient, lay a solid foundation for steady growth of foreign trade, create a good policy environment, and effectively promote the growth of China’s timber imports and exports.

The market for wood by-products will further expand

The use of recycled wood is gaining more attention due to the increased emphasis on environmental protection around the world, which will further fuel the market for wood by-products’ quick expansion.

Development Trend for the Log Trade Market in China

Countries that trade mainly in plantation timber will be the main suppliers of logs

The main suppliers of logs will be countries that primarily trade in plantation timber. Tropical natural forests are unsustainable, and planted forests will primarily supply logs in the future. As a result, developed forestry nations like Europe and the United States, which have advanced planted forest cultivation and management techniques, and developing nations like South America, which are actively developing planted forests, will serve as the world’s primary suppliers of timber.

Competition in the international timber market will become more intense in the future

Environmental protection-related policies have been introduced one after another, and the number of countries restricting log exports has increased again, implying that the competition in the international seller’s timber market is bound to be more intense in the future.

There will still be a number of restrictions on the export trade of forest products in export markets. For a while to come, exports of forest products will continue to be hampered by trade obstacles like formaldehyde, tariffs, and double anti-barriers. To get around these obstacles, businesses will invest in third-party nations while also stepping up their R&D efforts to create more innovative products. On the one hand, businesses will invest in third-party nations to avoid them, while on the other, they will enhance R&D to create products with better value-added.

Entry Barriers for the Log Trade Market in China

Legal barriers

The international trade in timber is presently being conducted progressively, and the relevant nations have various import and export regulations as well as distinct documentation requirements. For trading companies, these legislative criteria have specific financial, environmental, technological, and product requirements. There are certain challenges for new entrants.

Financial and manpower barriers

The industry of timber import and export trading needs a lot of financial and human resources. In addition to paying for new forest, employee training, industry-specific equipment, and other expenses, new entrants will also need to spend more money on transportation as the price of oil rises globally. These will be significant expenses for new entrants.

Professional Identification Barrier

For the identification of wood species, quality and a series of other identification work need to have professional background knowledge to identify. In particular, quality identification requires not only professional knowledge, but also years of relevant observation experience. Therefore, there are certain industry barriers to relevant expertise.

COMPETITIVE LANDSCAPE OF THE LOG TRADE MARKET

The French log export trade is highly competitive, not only with domestic log exporters but also with those outside France. The French forest is growing at the rate of 88 million cubic meters of wood per year. Half of this volume is collected annually by the primary processing industry. Of all the hardwood species in France, oak has the largest volume and is the most exported species. More widespread than all other species of hardwood in France, oak accounts for 5,530,000 ha of French forest. For Peruvian timber export suppliers, China, the largest buyer of Peruvian timber products, accounts for approximately 30% of Peruvian timber exports. Chinese timber exporters are also gradually setting up in Peru, and with the restrictions on log exports from Peru, more shaped lumber will be exported in the future. Competition for timber exports from Peru is now increasing.

Ranking of the leading oak export suppliers in France, 2021

Ranking	Company	Oak export volume(m3)
1	China Nature Wood Industry Group Limited	~43,500
2	B	~16,000
3	C	~13,600
4	D	~9,425
5	E	~8,852
Total	N/A	~91,377

Ranking of the leading hardwood export suppliers in France, 2021

Ranking	Company	Hardwood export volume(m3)
1	A	~66,500
2	China Nature Wood Industry Group Limited	~53,900
3	C	~20,000
4	D	~17,500
5	E	~9,000
Total	N/A	~166,900

Ranking of the leading timber export suppliers in Peru, 2021

Ranking	Company	Timber export value(USD Thousand)
1	A	~17,501.4
2	GRUPO MADERERO AMAZ S.A.C.	~16,532.3
3	C	~14,718.1
4	D	~7,145.7
5	E	~6,687.7
Total	N/A	~66,585.2

Source: Peruvian Customs, Frost & Sullivan Report；

Ranking of the leading timber export suppliers in Peru (FSC), 2021

Ranking	Company	Timber export value(USD Thousand)
1	GRUPO MADERERO AMAZ S.A.C.	~16,532.3
2	B	~14,651.2
3	C	~7,009.0
4	D	~4,500.6
5	E	~4,143.2
Total	N/A	~46,836.3

Source: Peruvian Customs, Frost & Sullivan Report；

Ranking of the leading timber export suppliers to France in Peru (FSC), 2021

Ranking	Company	Timber export value(USD Thousand)
1	A	~6,389.5
2	GRUPO MADERERO AMAZ S.A.C.	~4,500.6
3	C	~3,825.3
4	D	~2,084.0
5	E	~2,008.5
Total	N/A	~18,807.9

Source: Peruvian Customs, Frost & Sullivan Report；

USE OF PROCEEDS

Based upon an initial public offering price of $[*] per Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[*] if the underwriters do not exercise their over-allotment option, and $[*] if the underwriters exercise their over-allotment option in full.

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $ , assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering by $ , assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders. We plan to use the net proceeds of this offering as follows:

●	Approximately 50% for acquisition of concession rights and forest-related business;

●	Approximately 35% for acquisition of factories in Europe or South America and development of new products; and

●	The balance to fund working capital and other general corporate purposes

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe herein.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business but we may declare or pay dividends in the future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

For the year ended December 31, 2021 and 2020, we did not declare or pay any dividends. As of October 31, 2022, dividend payables balance was nil.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under BVI law and our memorandum and articles of association, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2022 on:

●

On August 23, 2018, the then sole director of our Company resolved and approved an increase in the number of maximum authorized shares from 50,000 shares to 100,000 shares of a single class each with a par value of US$1.00 (the “First Increase in Share Capital”). Following the First Increase in Share Capital, on November 16, 2018, the then sole director of our Company resolved and approved a second increase in the number of maximum authorized shares from 100,000 shares to 200,000 shares of a single class each with a par value of US$1.00 (the “Second Increase in Share Capital”). Pursuant to the written resolutions dated September 20, 2020 passed by all of the then directors of our Company, the shares of our Company have been subdivided from 200,000 shares of a single class each with a par value of US$1.00 to 200,000,000 shares of a single class each with a par value of US$0.001 (the “Share Subdivision”). Following the Second Increase in Share Capital, on September 25, 2020, our Company issued an aggregate of 105,157,737 ordinary shares with a par value of US$0.001. As at the date of this prospectus, there are 105,263,000 ordinary shares issued and outstanding.

●	A pro forma as adjusted basis to give effect to the sale of Ordinary Shares in this offering at the assumed initial public offering price of $ per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts and estimated offering expenses payable by us, assuming the underwriters do not exercise their over-allotment option.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Consolidated Financial Data,” “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of October 31, 2022
	Actual		Pro Forma As Adjusted(1)
Ordinary shares, $0.001 par value per share: 200,000,000 shares authorized; 105,263,000 shares issued and outstanding; [*] shares issued and outstanding pro forma(2)		$105,263	$
Additional paid-in capital		12,834,431
Statutory reserves		1,860
Retained earnings
Accumulated other comprehensive income
Total equity
Total capitalization	$		$

(1)	Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts ([*]%) and estimated offering expenses payable by us ($ ). We estimate that such net proceeds will be approximately $ . For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering”.

(2)	The number of Ordinary Shares outstanding set forth in the table above excludes 8,160,000 Ordinary Shares to be issuable upon the exercise of outstanding options.

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of total capitalization by $      , assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by $ , assuming no change in the assumed initial public offering price per ordinary share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and the net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share. As of December 31, 2021, we had a historical net tangible book value of $ , or $ per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, all divided by the number of Ordinary Shares outstanding as of December 31, 2021.

After giving effect to the sale of Ordinary Shares in this offering at the assumed initial public offering price of $ per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), we will have [*] Ordinary Shares outstanding, and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2021 would have been $       , or $ per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per ordinary share to existing investors and immediate dilution of $      per ordinary share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this offering:

	Post-Offering (1)	Full Exercise of Over-allotment Option(2)
Assumed initial public offering price per ordinary share	$	$
Net tangible book value per ordinary share as of December 31, 2021	$	$
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing Ordinary Shares in this offering	$	$
Pro forma as adjusted net tangible book value per ordinary share after this offering	$	$
Dilution per ordinary share to new investors in this offering	$	$

(1)	Assumes gross proceeds from the offering of Ordinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.

(2)	Assumes gross proceeds from the offering of Ordinary Shares, and assumes that the underwriters’ over-allotment option has been exercised in full.

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2021 after this offering by approximately $ per ordinary share, and would increase (decrease) dilution to new investors by $ per ordinary share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1.0 million Ordinary Shares in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2021 after this offering by approximately $ per ordinary share, and would increase (decrease) dilution to new investors by approximately $ per ordinary share, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after this offering would be $ , the increase in net tangible book value per ordinary share to existing shareholders would be $ , and the immediate dilution in net tangible book value per ordinary share to new investors in this offering would be $ .

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

EXCHANGE RATE INFORMATION

The functional currency of our entities located in Hong Kong and the European Union is EUR, the functional currency of our entities located in Macau is HKD, the functional currency of our entities located in the PRC is RMB and the functional currency of our entities located in Peru is USD. Our consolidated financial statements are presented in USD. We use USD as reporting currency in our consolidated financial statements and in this prospectus. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Gains or losses resulting from foreign currency transactions are included in the accompanying consolidated statement of income and other comprehensive income.

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from EUR, HKD and RMB into USD as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of EUR 1.00 to USD 1.132, HKD 1 to USD 0.128 and RMB 1 to USD 0.157, respectively. No representation is made that the EUR, HKD and RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

With more than 15 years of experience in forest land operation, our Group has become a diversified enterprise integrating the production and sales of a range of wood products, including logs, decking, flooring, sawn timber. recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils. Our Group has a supply chain throughout South America, Africa and Europe, owning natural forest concessions and cutting rights for the exploitation of timbers of forests in Peru which covered an area of approximately 538,117 hectares and two wood processing facilities in Peru. Among them, our Peru base was established in 2016 and has 275 employees as of October 31, 2022, with monthly log processing capacity of more than 6,000 cubic meters and monthly export volume of up to 65 containers (approximately 1,560 m3).

With Mr. Hok Pan Se becoming our principal shareholder since June 2016, he pursued his vision of developing our Group into a vertically-integrated forestry company by acquiring more new forests with a view to reducing the impact of our business from market fluctuations on raw materials.

In January 2017, we acquired our first wood processing facility in Peru. In July 2017, we expanded our product category and started selling decking which are ready-to-use products directly sold to end customers, as compared to our flooring products sold before 2017 which required reprocessing before they can be used.

In 2020, we acquired our second wood processing facility in Peru with equipment and hardware located in the largest distribution area of wood products in Peru, which contributed substantial growth of our business. To better utilize the biological resources of our Forests, we introduced essential oils as our new product in 2020 which are refined from the wood and timber in our Forests and commenced the production and export of essential oils to our customers.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and after giving effect to this offering (assuming the underwriters do not exercise the over-allotment options).

All of the entities held by our Group below are direct or indirect subsidiaries of our Company.

Notes:

1.	South American Wood S.A.C. is held 99% by Peru Forestry Investments Co. and 1% by Peruvian Forestry Investments Co., Limited.

2.	Grupo Maderero Amaz S.A.C. is held 96.95% by Peru Forestry Investments Co. and 3.05% by Peruvian Forestry Investments Co., Limited.

3.	E&T Forestal S.A.C. is held 25% by One Talent Enterprises Limited and 75% by Allied Kingdom Enterprises Limited.

4.	Nuevo San Martin S.A.C. is held 0.01% by One Talent Enterprises Limited and 99.99% by Allied Kingdom Enterprises Limited.

5.	Sepahua Tropical Forest S.A.C. is held 99.999% by One Talent Enterprises Limited and 0.001% by Allied Kingdom Enterprises Limited.

6.	Maderera Industrial Isabelita S.A.C. is held 74.98% by Golden Vast Development Limited and 25.02% by Star Max Development Limited.

7.	Latinoamerican Forest S.A.C. is held 75% by Golden Vast Development Limited and 25% by Star Max Development Limited.

8.	Inversiones H.S.T. S.A.C. is held 99.999% by Saavedra Forest S.A.C. and 0.001% by Maderera Industrial Isabelita S.A.C..

9.	Forestal Tuesta S.A.C. is held 99% by Saavedra Forest S.A.C. and 1% by Maderera Industrial Isabelita S.A.C..

10.	Agro Forest A&J S.A.C. is held 99% by Saavedra Forest S.A.C. and 1% by Maderera Industrial Isabelita S.A.C..

Our Company

Our Company, Nature Wood Group Limited, was incorporated under the laws of the BVI on September 22, 2011. Our principal executive office is located at Avenida da Amizade no. 1287, Chong Fok Centro Comercial,13 E Macau S.A.R. Our registered office in the BVI is located at 4th Floor, Water’s Edgar Building Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

On August 23, 2018, the then sole director of our Company resolved and approved an increase in the number of maximum authorized shares from 50,000 shares to 100,000 shares of a single class each with a par value of US$1.00.

On November 16, 2018, the then sole director of our Company resolved and approved a second increase in the number of maximum authorized shares from 100,000 shares to 200,000 shares of a single class each with a par value of US$1.00.

Pursuant to written resolutions dated September 20, 2020 passed by all of the then directors of our Company, the shares of our Company have been further subdivided from 200,000 shares of a single class each with a par value of US$1.00 to 200,000,000 shares of a single class each with a par value of US$0.001.

On September 25, 2020, our Company issued 105,157,737 new ordinary shares with a par value of US$0.001. All Ordinary Share and per Ordinary Share amounts used elsewhere in this prospectus and the consolidated financial statements have been retroactively restated to reflect the Share Subdivision.

As at the date of this prospectus, there are 105,263,000 ordinary shares issued and outstanding. We are offering [*] Ordinary Shares, representing [*]% of the Ordinary Shares of our Company, assuming no exercise of the underwriters’ over-allotment option or the outstanding options. Upon closing of this offering, our Directors, officers and principal shareholders will hold in aggregate, approximately [*]% of our Ordinary Shares.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the BVI, but our memorandum and articles of association do not provide for cumulative voting.

As at the date of this prospectus, our Company has outstanding convertible bonds in an aggregate principal amount of HK$95,200,625, which shall be convertible into Ordinary Shares of the Company. The maturity date of the convertible bonds is December 31, 2023. Details of the convertible bonds are set out in the table below:

Holders of convertible bonds	Capacity	Issue date	Principal amount of convertible bonds (HK$)	Number of Ordinary Shares upon full conversion	Immediately upon full conversion of the convertible bonds before closing of this offering (assuming no further allotment of Ordinary Shares) (approximate percentage)
Qing Cai Huang	Independent third party	September 28, 2020	35,165,146	7,544,303	6.0%
Wing Luk Chan	Independent third party	September 28, 2020	35,035,479	7,516,484	6.0%
China Home Hong Kong Limited	Independent third party	September 28, 2020	15,000,000	3,269,198	2.6%
Hok Pan Se	Chairman and Director	July 1, 2021	10,000,000	2,145,392	1.7%

Our Subsidiaries

Branching from our corporate structure above, our subsidiaries as of the date of this prospectus are set forth in the table below.

Name	Background	Ownership	Principal Activities
Nature Flooring (Europe) Company Limited	A BVI company incorporated on October 4, 2011	100% owned by our Company	Investment holding
Peru Forestry Management Co., Limited	A Hong Kong company incorporated on December 20, 2016	100% owned by our Company	Investment holding
Swift Top Capital Resources Limited	A Hong Kong company incorporated on November 20, 2012	100% owned by Nature Flooring (Europe) Company Limited	Trading of logs
Parquet Nature (France) S.A.R.L.	A French company incorporated on August 21, 2012	Owned as to 99% and 1% by Nature Flooring (Europe) Company Limited and Swift Top Capital Resources Limited, respectively	Trading of logs
Foshan City Linjia Technology Company Limited	A PRC company incorporated on December 20, 2018	100% owned by Swift Top Capital Resources Limited	IT consultancy, and business consultancy
Choi Chon Investment Company Limited	A Macau company incorporated on March 12, 2015	Owned as to 96.67% and 3.33% by Swift Top Capital Resources Limited and Nature Flooring (Europe) Company Limited, respectively	Trading of wood products
Peru Forestry Investments Co., Limited	A Hong Kong company incorporated on September 23, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding
Peruvian Forestry Investments Co., Limited	A Hong Kong company incorporated on September 23, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding
Double Castle Holdings Limited	A Hong Kong company incorporated on November 15, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding
Jumbo Sources Holdings Limited	A Hong Kong company incorporated on November 15, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding and holding of trademarks
One Talent Enterprises Limited	A Hong Kong company incorporated on January 10, 2017	100% owned by Peru Forestry Management Co., Limited	Investment holding
Allied Kingdom Enterprises Limited	A Hong Kong company incorporated on November 15, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding
Golden Vast Development Limited	A Hong Kong company incorporated on January 10, 2017	100% owned by Peru Forestry Management Co., Limited	Investment holding
Stars Max Development Limited	A Hong Kong company incorporated on November 15, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding
South American Wood S.A.C.	A Peruvian company incorporated on December 16, 2019	Owned as to 99% and 1% by Peru Forestry Investments Co., Limited and Peruvian Forestry Investments Co., Limited, respectively	Trading of wood products
Grupo Maderero Amaz S.A.C.	A Peruvian company incorporated on July 27, 2016	Owned as to 96.95% and 3.05% by Peru Forestry Investments Co., Limited and Peruvian Forestry Investments Co., Limited, respectively	Trading of wood products
Zhang Hermanos S.A.C.	A Peruvian company incorporated on March 3, 2014	Owned as to 99% and 1% by Double Castle Holdings Limited and Jumbo Sources Holdings Limited, respectively	Trading of wood products
E&T Forestal S.A.C.	A Peruvian company incorporated on May 2, 2014	Owned as to 25% and 75% by One Talent Enterprises Limited and Allied Kingdom Enterprises Limited, respectively	Manufacturing of wood products and holding of concession rights
Nuevo San Martin S.A.C.	A Peruvian company incorporated on June 5, 2002	Owned as to 0.01% and 99.99% by One Talent Enterprises Limited and Allied Kingdom Enterprises Limited, respectively	Manufacturing and trading of wood products and holding of concession rights
Sepahua Tropical Forest S.A.C.	A Peruvian company incorporated on June 5, 2002	Owned as to 99.999% and 0.001% by One Talent Enterprises Limited and Allied Kingdom Enterprises Limited, respectively	Holding of concession rights
Maderera Industrial Isabelita S.A.C.	A Peruvian company incorporated on February 22, 2002	Owned as to 74.98% and 25.02% by Golden Vast Development Limited and Stars Max Development Limited, respectively	Trading of wood products and holding of concession rights
Saavedra Forest S.A.C.	A Peruvian company incorporated on November 19, 2012	Owned as to 99% and 1% by Nuevo San Martin S.A.C. and Maderera Industrial Isabelita S.A.C., respectively	Investment holding and holding of concession rights
Inversiones H.S.T. S.A.C.	A Peruvian company incorporated on June 13, 2002	Owned as to 99.999% and 0.001% by Saavedra Forest S.A.C. and Maderera Industrial Isabelita S.A.C., respectively	Holding of concession rights
Forestal Tuesta S.A.C.	A Peruvian company incorporated on June 5, 2002	Owned as to 99% and 1% by Saavedra Forest S.A.C. and Maderera Industrial Isabelita S.A.C., respectively	Holding of concession rights
Agro Forest A&J S.A.C.	A Peruvian company incorporated on June 12, 2002	Owned as to 99% and 1% by Saavedra Forest S.A.C. and Maderera Industrial Isabelita S.A.C., respectively	Holding of concession rights
Sanra Inversiones S.A.C.	A Peruvian company incorporated on June 15, 2002	Owned as to 99.999% and 0.001% by Agro Forest A&J S.A.C. and Maderera Industrial Isabelita S.A.C., respectively	Holding of concession rights
Latinoamerican Forest S.A.C.	A Peruvian company incorporated on March 31, 2022	Owned as to 75% and 25% by Golden Vast Development Limited and Stars Max Development Limited, respectively	Trading of wood products

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our selected consolidated financial data for the periods and as of the dates indicated. The summary consolidated statements of income and comprehensive income for the years ended December 31, 2021 and 2020, and the summary consolidated balance sheets as of December 31, 2021 and 2020 are derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), and included elsewhere in this prospectus. The condensed financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results do not necessarily indicate results expected for any future periods. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	For the year ended December 31, 2021	For the year ended December 31, 2020
Consolidated Statements of Profit or Loss and other Comprehensive Income:
Revenue	$47,684,127	$37,501,069
Cost of revenue	(31,272,086)	(27,457,202)
Gross profits	16,412,041	10,043,867
Operating expenses	(12,689,872)	(10,425,129)
Other non-operating expenses, net	(1,761,626)	(653,879)
Profit (loss) before income tax	1,960,543	(1,035,141)
Income tax expenses	(628,253)	(147,514)
Profit (loss) for the year	1,332,290	(1,182,655)
Exchange difference arising from translation of foreign operations	(174,231)	233,247
Total comprehensive income (loss) for the year	1,158,059	(949,408)
Earnings (loss) per share, basic and diluted	$0.01	$(0.01)
Weighted average number of Ordinary Shares outstanding	105,263,000	105,263,000

	December 31, 2021	December 31, 2020

Consolidated Balance Sheet Data:
Current assets	$34,811,356	$35,696,321
Total assets	64,199,621	60,663,270
Current liabilities	(27,383,461)	(20,464,051)
Total liabilities	(56,172,009)	(53,793,717)
Total equity	(8,027,612)	(6,869,553)
Total liabilities and equity	$(64,199,621)	$(60,663,270)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a holding company incorporated as an exempted company under the laws of the British Virgin Islands (“BVI”). As a holding company with no material operations of our own, we conduct our substantial operations mainly in Peru, France, Hong Kong and Macau, through our operating subsidiaries.

We are a vertically-integrated forestry company which focuses on FSC business operations, with facilities located in Peru. We produce a range of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils. Our Group owns natural forest concessions and cutting rights for the exploitation of timbers on parcels of land in Peru which covered an area of approximately 538,117 hectares. We also work with local forest owners in Peru and engage in timber auctions in France for supply of logs. We are committed to sustainable management of forests, efficient use of resources, continuous development of new products, and providing high-quality products to our customers consistently. Our goal is to become a leading player in the wood industry and provide sustainable and high-quality wood products at an affordable price to our customers.

We commenced our FSC business operations in 2016, when Grupo Maderero Amaz S.A.C., a subsidiary of our Group, first obtained FSC CoC certification and began to sell FSC-certified products. As at the date of this prospectus, five of the subsidiaries of our Group (including Choi Chon Investment Company Limited, E&T Forestal S.A.C., Grupo Maderero Amaz S.A.C., Nuevo San Martin S.A.C. and Latinoamerican Forest S.A.C) have obtained FSC CoC certifications. We also have built a professional forest management team to implement FSC forest management. Our forest management team is led by our head of forest engineer who is qualified to carry out FSC forest management and the key members of our team have an average of nearly 6 years of experience in FSC forest management. According to the Frost & Sullivan Report, FSC-certified products can be sold at a premium of around 5% to 15% over non-FSC-certified products.

Our products and services provide significant value for consumers, through our “NATU” brand. We also seek to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors.

Our customers include importers, retailers and processors located in China, Peru, France, Hong Kong, Luxembourg, Belgium, the United States and South Asia, and we expect to expand our existing markets in Europe and North America by establishing an agency system, as well as expand into new geographic markets, such as the United Arab Emirates, Australia and Korea, where we believe there is significant market demand for decking.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to achieve product certification approvals for all our products in the jurisdictions we planned to expand into;
●	our ability to acquire concession rights;
●	our ability to commercialize our logs, flooring, decking, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils products;
●	our ability to launch successful marketing and sales activities to sell our products;
●	our ability to enter into production agreements with our existing and potential suppliers for our flooring and decking products at competitive prices;
●	our ability to raise additional funds for accelerating business growth;
●	our ability to attract and retain professional personnel specializing in FSC forest management, manufacturing, procurement, and sales and marketing; and
●	our ability to enhance our operational efficiency.

Effects of COVID-19 on the Group

The COVID-19 pandemic has resulted in quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world. In January 2020, the Chinese government issued a series of policies to prevent the spread of COVID-19. On March 15, 2020, Peru announced a nationwide lockdown due to the pandemic, which was lifted in June of the same year. After that, various pandemic prevention measures have been introduced in various countries and regions around the world.

With regard to our production base in Peru, during the lockdown period, production in all of our factories was suspended for around three months, many businesses ceased to operate and shops were closed, and all government departments (including, among others, the forestry bureau and tax bureau) did not work normally, which hindered our business operations in terms of production, delivery as well as raw materials procurement. The pandemic and lockdown measures also raised concerns over health and safety among the workers and led to changes in their mentality, which resulted in instability in personnel and a high turnover rate, in turn affecting the normal work progress in our production base. Furthermore, the resulting inflation, which significantly raised diesel prices, electricity fees as well as employee base salary, had an impact on our costs of operation. Other control measures imposed as a response to the pandemic also led to delays in the development of various parts of the forests, resulting in a period of supply shortage and rising costs of raw materials for our business operations.

With regard to our sales, COVID-19 related lockdowns and other control measures imposed in other countries which form part of the overseas market for our products had and may continue to have an impact on our international exports. For instance, the Chinese market will not be able to receive delivery of our products during the period of lockdown, and consumers’ demand for wooden floors will decline, which will significantly affect the quantity and price of flooring materials we sell in China. In addition, as the price of sea freight has increased by 300% as compared with that before the pandemic, this has led to higher overall costs for our customers. The shortage in supply of cargo containers, reduction in shipping frequency and longer shipping period have also affected the shipment and delivery of our products to a certain extent. Additionally, the pandemic has resulted in the shutdown of factory production, rising costs, delays in transportation and delivery, and a shortage in the supply of raw materials, which raised the price of wood products in the whole market. At the same time, due to the impact of the pandemic on the global economy, market consumption was weak, resulting in a backlog of goods, which in turn affected the number of orders placed by our customers.

Many of the quarantine and lockdown measures within China and around the world have been gradually relaxed. Nevertheless, relaxation of restrictions on economic and social activities may lead to new cases which may result in the return of restrictions. If the current outbreak of the COVID-19 pandemic continues to grow, the effects of such widespread infectious disease and epidemic may inhibit our ability to conduct our business and operations and could materially harm our Group. COVID-19 may cause us to have to reduce operations as a result of various lock-down procedures enacted by the relevant local, state or federal government in the jurisdictions where we operate, which could restrict the movement of our staff and the ability to recruit new staff when required, distributors and suppliers. COVID-19 may also cause a decrease in spending by potential customers of our products as a result of the economic turmoil resulting from the spread of COVID-19 and thereby having a negative effect on our ability to generate revenue. Further, if there is a spread of the coronavirus within any of our operating jurisdictions, it may cause local disruptions and could potentially cause a specific location to be entirely quarantined. The continued COVID-19 outbreak may also restrict our ability to raise funding when needed. The specific and actual effects of the spread of coronavirus on the Group are difficult to assess at this time as the actual effects will depend on many factors beyond our control and knowledge. The spread of COVID-19 and related mutations of this virus, if it continues, may cause an overall decline in the economies we plan to operate in as a whole and also may materially harm our Group.

Notwithstanding the foregoing possible negative impacts on our business and results of operations, during the years ended December 31, 2021 and 2020, COVID-19 has had a limited impact on the Company’s operations. However, the ultimate impact of the COVID-19 pandemic on our operations remains unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the coronavirus outbreak, new information which may emerge concerning the severity of the coronavirus pandemic, and any additional preventative and protective actions that governments, or our Group, may direct, which may result in an extended period of business disruption and reduced operations. The long-term financial impact cannot be reasonably estimated at this time and may ultimately have a material adverse impact on our business, financial condition, and results of operations.

Results from Operations

Years Ended December 31, 2021 and 2020

	For the year ended December 31, 2021	For the year ended December 31, 2020

Revenue	$47,684,127	$37,501,069
Cost of revenue	(31,272,086)	(27,457,202)
Gross profits	16,412,041	10,043,867
Net foreign exchange losses	(1,515,866)	(495,698)
Other income, net	1,625,523	1,462,690
Selling and distribution expenses	(9,342,690)	(7,211,573)
Administrative expenses	(3,347,182)	(3,213,556)
Finance income	892	388
Finance costs	(1,872,175)	(1,621,259)
Profit (loss) before income tax	$1,960,543	$(1,035,141)
Income tax expenses	(628,253)	(147,514)
Profit (loss) for the year	$1,332,290	$(1,182,655)
Other comprehensive (loss) profit:
Exchange difference arising from translation of foreign operations	(174,231)	233,247
Other comprehensive (loss) profit	$(174,231)	$233,247
Total comprehensive income (loss) for the year	$1,158,059	$(949,408)

	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	$47,684,127	$37,501,069
Cost of revenue	(31,272,086)	(27,457,202)
Gross Profits	16,412,041	10,043,867

Operating Expenses
Selling and distribution expenses	$(9,342,690)	$(7,211,573)
Administrative expenses	(3,347,182)	(3,213,556)

Other non-operating expenses, net	(1,761,626)	(653,879)
Profit (loss) before income tax	1,960,543	(1,035,141)
Income tax expenses	(628,253)	(147,514)

Other comprehensive (loss) profit	(174,231)	233,247
Exchange difference arising from translation of foreign operations	(174,231)	233,247
Total comprehensive income (loss) for the year	$1,158,059	$(949,408)

Revenue

We generate our revenues from sales of logs from Peru or France, sales of decking and flooring either manufactured in Peru or sourced from our suppliers in Gabon, and sales of sawn timbers processed in Peru.

Sales of logs: We harvest timbers from our Forests and other local forests in Peru and sell them to domestic manufacturers. We also source logs in France through auctions or directly from forest owners and sell them to manufacturers in France or in China.

Sales of decking, flooring and sawn timbers: We process logs into decking, flooring or sawn timbers in our factories in Peru, or source from our suppliers and sell to overseas markets. Our customers include importers, retailers and processors in China, Peru, France, Hong Kong, Luxembourg, Belgium and the United States, Southeast Asia.

Set forth below are the revenues generated from our business and the percentage of total revenues for the years indicated:

	For the year ended December 31, 2021		For the year ended December 31, 2020

		%		%
Logs	$21,145,998	44.4%	$16,447,702	43.9%
Flooring	11,939,024	25.0%	12,905,465	34.4%
Decking	12,032,415	25.2%	6,579,430	17.5%
Sawn timber	2,566,690	5.4%	1,568,472	4.2%
Total	$47,684,127	100.0%	$37,501,069	100.0%

Revenue was approximately $47.7 million and approximately $37.5 million for the years ended December 31, 2021 and 2020, respectively, representing an increase of approximately 27.2%, primarily attributable to the increase in revenue generated from sales of decking and logs by 82.9% and 28.6% respectively, due to surge in demand for decking in Europe and logs in China during the pandemic, which resulted in the increase in sales volume and selling price of both products from our existing customers.

Cost of revenue

The cost of revenue for the years ended December 31, 2021 and 2020 was $31.3 million and $27.5 million, respectively, representing an increase of approximately 13.9%.

Of the $31.3 million incurred for the year ended December 31, 2021, $22.2 million, $1.5 million and $7.6 million were related to raw materials, labor costs and overhead expenses, respectively.

Of the $27.5 million incurred for the year ended December 31, 2020, $18.2 million, $1.2 million and $8.1 million were related to raw materials, labor costs and overhead expenses, respectively. The cost of revenue increased by 13.9% was less than the increase in revenue due to the decrease in overhead as a result of efficient operation.

Gross profits

Gross profits for the years ended December 31, 2021 and 2020 were $16.4 million and $10.0 million, respectively, representing an increase of approximately 63.4%. The significant increase in gross profits was primarily due to the strong demand for logs and decking in 2021 and the decrease in overhead expenses due to the improved operational efficiency of our factories.

Of the gross profit generated in 2021, sales of logs, flooring, decking and sawn timber generated gross profits of $9.8 million, $1.8 million, $4.1 million and $0.7 million, respectively.

Of the gross profit generated in 2020, sales of logs, flooring, decking and sawn timber generated gross profits of $7 million, $1.7 million, $1.2 million and $0.1 million, respectively.

Set forth below table are the gross profit and gross profit margin generated from our business for the years indicated:

	For the year ended December 31, 2021		For the year ended December 31, 2020

	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	$ (‘000)	%	$ (‘000)	%
Logs	$9,761	46.2%	$6,986	42.5%
Flooring	1,816	15.2%	1,700	13.2%
Decking	4,091	34.0%	1,225	18.6%
Sawn timber	744	29.0%	133	8.5%
Total	$16,412	34.4%	$10,044	26.8%

Net Foreign Exchange losses

Net foreign exchange losses were approximately $1.5 million and $0.5 million for the years ended December 31, 2021 and 2020, respectively. The increase in net foreign exchange losses in 2021 was due to the strong appreciation of USD by approximately 10% against PEN in 2021. The depreciation of EUR against HKD by approximately 8.7% in 2021 also contributed to the increase in net foreign exchange losses.

Operating Expenses

Operating expenses comprising selling and distribution expenses and administrative expenses were approximately $12.7 million and $10.4 million for the years ended December 31, 2021 and 2020, respectively. The increase in total operating expenses was due to the growth in selling and distribution expenses related to export and freight charges during the pandemic in 2021.

The selling and distribution expense amounted to $9.3 million and $7.2 million for the year ended December 31, 2021 and 2020 respectively, of which export and freight charges amounted to $7.6 million and $5.8 million out of the total selling and distribution expense for the respective year. The increase in export and freight charges was due to the surged cost of export and freight charges during the pandemic, and the increase in export volume.

The administrative expense was stable for the years ended December 31, 2021 and 2020.

	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating expenses:
Selling and distribution expenses	$9,342,690	$7,211,573
Administrative expenses	3,347,182	3,213,556
Total operating expenses	$12,689,872	$10,425,129

Total Other Income, Net

For the years ended December 31, 2021 and 2020, our total other income, net amounting to approximately $1.6 million and 1.5 million respectively was primarily consisted of VAT tax concessions and sales of side products and spare parts.

Finance Costs

The finance cost amounting to approximately $1.9 million and $1.6 million for the years ended December 31, 2021 and 2020, respectively consists of i) interest expenses for bank loans, shareholders loans, lease liabilities, convertible loans and other loans, and ii) bank charges. Interest expenses amounted to approximately $1.7 million and $1.5 million for the years ended December 31, 2021 and 2020, respectively. The increase in interest expense was primarily due to the new bank loans obtained in 2021 for our business operation.

Income tax expenses

Income tax expenses were $0.6 million and $0.1 million for the years ended December 31, 2021 and 2020, respectively. The increase in tax expense was primarily due to the increase in taxable profits.

Total comprehensive (loss) income for the year

For the year ended December 31, 2021, our total comprehensive income was approximately $1.2 million, while a total comprehensive loss of $0.9 million was recorded for the year ended December 31, 2020. The loss in 2020 was primarily due to the lockdown and other control measures around the world, including Peru, Europe and China under COVID-19, which affected our production and shipment to our customers.

Liquidity and Capital Resources

	For the year ended December 31, 2021	For the year ended December 31, 2020
Cash from (used in) operating activities	$3,251,499	$(2,600,306)
Cash used in investing activities	(2,482,105)	(3,135,627)
Cash from financing activities	395,174	5,883,067

Effect of exchange rate change	(1,173,227)	(277,621)
Change in cash during the year	1,164,568	147,134
Cash, beginning of the year	3,554,117	3,684,604
Cash, end of the year	$3,545,458	$3,554,117

To date, the Group has financed its operations primarily through internally-generated cash flows and financing. Net cash generated from operating activities was approximately $3.3 million for the year ended December 31, 2021 and net cash used in operating activities was approximately $2.6 million for the year ended December 31, 2020, respectively. The increase in cash generated from operations was mainly due to the increase in revenue.

Net cash used in investing activities was approximately $2.5 million for the year ended December 31, 2021 and $3.1 million for the years ended December 31, 2021 and 2020, respectively. The cash used in investing activities was primarily for the purpose of acquisition of property, plant and equipment.

Net cash generated from financing activities was $0.4 million for the year ended December 31, 2021 and net cash generated from financing activities was approximately $5.9 million for the year ended December 31, 2020. The cash generated from financing activities was primarily attributable to the net proceed from bank borrowings and ultimate beneficial shareholder.

As of December 31, 2021, the Group had a cash and bank balance of approximately $3.5 million.

As stated in the “Use of Proceeds” section, the implementation of our new business plan after completion of this offering requires us to raise significant additional capital. If we are successful in raising capital through the sale of ordinary shares offered for sale in this offering, we believe that we will have sufficient cash resources to fund our plan of operations and our working capital requirements through 2023. If we are unable to do so, we may have to curtail our business plans. We intend to use the net proceeds from the offering for primarily (i) acquiring concession rights and forest-related business; and (ii) acquiring factories in Europe or South America, and for general working capital and expenses purposes. For further details on our use of proceeds from this offering, please refer to the “Use of Proceeds” section.

We will continually evaluate our business plans to determine the manner in which we can most effectively utilize our limited working capital resources. The timing of completion of all aspects of our business plan is highly dependent upon the availability of capital to implement each aspect of the business plan as well as other factors beyond our control.

If our future cash is insufficient to meet our requirements, we may further seek to issue debt or equity securities or obtain additional credit facilities. To the extent additional funding is not achieved this will delay our business plans.

Commitments and Contingencies

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Lease liabilities

The Group entered into short-term and long-term lease agreements for offices. The Group’s lease obligations under the operating leases are as follows:

	2021	2020

Within one year	$109,523	$51,116
More than one year	182,628	153,767
Total lease liabilities	$292,151	$204,883

Contingencies

The Group is currently not a defendant in any material legal proceedings, investigation, or claims.

Off-Balance Sheet Arrangements

As of December 31, 2021 and 2020, we did not have any material off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The financial statements are presented in US Dollar (“USD”). USD, Hong Kong Dollar (“HKD”), China Yuan (“CNY”), Euro (“EUR”) and Peruvian Sol (“PEN”) are the functional currency of the Group and the Company.

(ii) Transactions and balances

As a result of foreign operations, we have revenue, costs, assets and liabilities denominated in foreign currencies, primarily HKD, CNY, EUR and PEN. Foreign currency transactions are translated into functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss. However, in the consolidated financial statements, currency translation differences arising from borrowings in foreign currencies and net investment in foreign operations, are recognized in other comprehensive income and accumulated in the currency translation reserve.

(iii) Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the USD with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency-denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	2021	2020
	USD	USD
HKD	(1,153,144)	(1,122,699)
EUR	(108,570)	(80,839)
CNY	(213)	9,074
PEN	93,749	301,326
MOP	(9,760)	(8,165)

Income tax

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

British Virgin Islands

The Company and our subsidiaries incorporated in the British Virgin Islands currently enjoy permanent income tax holidays; accordingly, the Company and our subsidiaries incorporated in the British Virgin Islands do not accrue for income taxes.

Peru

Our subsidiaries incorporated in Peru are considered as Peru tax residents under Peru tax laws; accordingly, they are subject to corporate income tax on their taxable income under Peru tax laws at statutory tax rates ranging from 5% to 29.5%, depending on the city where the subsidiaries are situated and operated.

China

Our subsidiary incorporated in China is considered as China tax resident under China tax laws; accordingly, it is subject to corporate income tax on its taxable income under China tax laws at a statutory tax rate of 25% (2020: 25%).

Macau

Our subsidiary incorporated in Macau is considered as Macau tax resident under Macau tax laws; accordingly, it is subject to corporate income tax on its taxable income under Macau tax laws at a statutory tax rate of 12% (2020: 12%).

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to corporate income tax on their taxable income under Hong Kong tax laws at a statutory tax rate of 16.5% (2020: 16.5%).

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and
(ii)

based on the tax consequence that will follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities except for investment properties. Investment property measured at fair value is presumed to be recovered entirely through sale.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

Cash and cash equivalents

For the purposes of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash in hand, deposits held at calls with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

Impairment of non-financial assets

Intangible assets and property, plant and equipment are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired. For cutting rights in timber concession, the management of the Group regularly reviews if there is any impairment indicator with reference to the valuation assessment performed by an independent valuation expert at least annually. For other non-financial assets, the management of the Group regularly reviews the financial performance of each reporting segment to identify if there is any objective evidence for impairment.

For the purpose of impairment testing, the recoverable amount (i.e., the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the Cash Generating units (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and the recoverable amount is recognized as an impairment loss in profit or loss.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in profit or loss.

Segmented information

The Group has 2 reportable segments as of December 31, 2021 and 2020 which are (i) the direct purchase and ODM segment; and (ii) the manufacturing segment. The chief operating decision maker is responsible for allocating resources and assessing performance obtains financial information, being the consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flow, about the Group as a whole.

Revenue recognition

Revenue is recognized to depict the transfer of promised services to clients at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those services. Revenues are recognized upon the application of the following steps:

1.	Identification of the contract or contracts with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the performance obligation is satisfied.

The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognized overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the client simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Advance payments received from clients are recognized as contract liabilities as the Group has not yet satisfied its performance obligation. Contract liabilities are recognized as revenue when the Group satisfied its performance obligation. The Group may receive payment for service prior to, or after it satisfies the performance obligation under a service agreement.

Trading income from sales of logs and manufactured wood products

Revenue from logs and wood products is recognized at a point in time when the goods are delivered and transferred to customers, being at the point that the customer obtains control of the goods (for export sales, it would be under the shipping terms of either Freight On Board (“FOB”) or Cost, insurance, and freight (“CIF”); for local sales, it would be recognized upon delivery is made to customer’s designated receiving location) and the Group has presented right of payment and collection of the consideration is probable.

The Group receives a certain portion of the contract value as deposits from customers or receipts in advance from customers when they sign the sale and purchase agreement.

Deposits received on logs and wood products prior to the date of revenue recognition are recorded as contract liabilities under current liabilities.

The management of the Group considers that there are no sales return and warranty policies for our international business.

Recently Issued Accounting Pronouncements

Refer to the notes to the consolidated financial statements for a complete description of recent accounting standards which we have not yet been required to implement and may be applicable to our operation, as well as those significant accounting standards that have been adopted during the current year.

Emerging Growth Company Status

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to, among other things:

●	present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

●	disclose certain executive compensation related items.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year during which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our ordinary shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Quantitative and Qualitative Disclosures about Market Risk

Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash held with banks and other financial intermediaries.

The carrying amount of the financial assets represents the maximum credit exposure which amounted to $12,149,280 and $17,421,271 as at December 31, 2021 and 2020, respectively. The Group recognized the expected credit losses on trade receivables of $156,157 and $59,266 as of December 31, 2021 and 2020, respectively.

The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, and the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months of expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on this cash balance as at December 31, 2021 and 2020, respectively.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits while maximizing the Company’s returns.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company’s financial position and financial results may be adversely affected by unfavorable fluctuations in currency exchange rates.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	2021	2020	2021	2020

HKD	$273,276	$582,499	$23,336,166	$23,036,488
EUR	6,140,651	4,083,201	8,312,056	5,699,983
CNY	10,093	183,089	14,348	1,617
PEN	4,069,570	9,282,926	2,194,584	3,256,407
MOP	$22,898	$58,592	$218,105	$221,894

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables, other payables, bank borrowings, amounts due to an ultimate beneficial shareholder and convertible bonds as at December 31, 2021 and 2020, respectively. The Company had cash and bank balance of approximately $3.5 million and $3.6 million as at December 31, 2021 and 2020 respectively. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Concentration risk

The top five customers accounted for 55.1% and 49.9% of the Group’s sales for the years ended December 31, 2021 and 2020, respectively. Accounts receivable from these customers were $1.9 million and $1.5 million as of December 31, 2021 and 2020, respectively.

There are the top five suppliers accounted for 37.2% and 41.4% of our total purchases, respectively, for the years ended December 31, 2021 and 2020.

BUSINESS

Mission

Our mission is to promote zero-carbon lifestyle to our customers by implementing sustainable forest management, and providing eco-friendly and high-quality wood products to our customers.

Overview

We are a global leading vertically-integrated forestry company headquartered in Macau that focuses on FSC business operations. Our operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. We offer a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils, primarily through our sales network in Europe, South Asia, South America, North America and China. According to the Frost & Sullivan Report, we are (i) the second largest wood products export supplier; (ii) the largest wood products export supplier certified by the FSC; and (iii) the largest decking product supplier, in Peru in terms of export value in 2021. We are also the largest oak export supplier and the second largest hardwood export supplier, in France in terms of export volume in 2021.

Our Group owns concession rights of forests in Peru which covered an area of approximately 538,117 hectares as of October 31, 2022. As of October 31, 2022, approximately 13.67% and 1.66% of our Forests are covered by Cumaru and Estoraque, respectively. Cumaru and Estoraque are valuable hardwood timber which produce strong and durable wood that are well suited for high value markets. In particular, Cumaru is commonly used for producing flooring, decking and other construction materials, while Estoraque is commonly used for producing flooring and furniture.

To ensure the sustainability of our forest resources, we establish a set of harvesting rules and operating standards. For instance, we typically only harvest timber meeting the minimum stem circumference requirements. Our standard of forestry operations was recognized by the FSC, an independent accreditation body that is dedicated to promoting responsible and sustainable forest management.

According to the Frost & Sullivan Report, we are one of the few forestry companies that have successfully implemented FSC-certified operations, including forest management, harvesting and manufacturing of wood products. We commenced our FSC business operations in 2016, when Grupo Maderero Amaz S.A.C., a subsidiary of our Group, first obtained FSC Chain of Custody (CoC) certification and began to sell FSC-certified products. As at the date of this prospectus, five of the subsidiaries of our Group (including Choi Chon Investment Company Limited, E&T Forestal S.A.C., Grupo Maderero Amaz S.A.C., Nuevo San Martin S.A.C. and Latinoamerican Forest S.A.C) have obtained FSC CoC certifications. We also have built a professional forest management team to implement FSC forest management. Our forest management team is led by our head of forest engineer who is qualified to carry out FSC forest management and the key members of our team have an average of over 6 years of experience in FSC forest management. According to the Frost & Sullivan Report, FSC-certified products can be sold at a premium of around 5% to 15% over non-FSC-certified products.

With the growing public concern about environmental protection, consumers are more willing to pay a premium to buy “green” products that are certified by reputable accreditation bodies or ecolabel organizations. As such, products certified by the FSC, one of the world’s most trusted accreditation body, have received wide acceptance across the world, especially the United States and Europe. Revenue generated from sales of FSC-certified products increased by 162.8% from approximately $3.7 million for the year ended December 31, 2020 to $9.9 million for year ended December 31, 2021, which accounted for approximately 10.0% and 20.7% of our revenue of the respective periods. We believe that such growing trend will continue in the future.

Some of the logs we harvested will be sold to customers immediately after harvesting, others will be processed into a wide variety of products, such as decking and flooring, in our wood processing facilities. As at the date of this prospectus, our Group owns two facilities in Peru, and the Peru base has a monthly log processing capacity of more than 6,000 m3 and a monthly export volume of up to 65 containers (approximately 1,560 m3).

To further capture the benefit of vertical integration of our manufacturing operation and to secure a stable supply of our wood materials, we sourced logs and semi-finished air-dried planks from local forest owners in Peru, and flooring and decking through sourcing from Gabon. In addition, we source logs through timber auctions or local forest owners in France. To secure a stable supply of logs, our forest management team would assist forest owners in Peru and France with forest management and harvest planning. Similar to logs harvested from our Forests, logs we procured from third parties are either sold directly to customers or further processed in our processing facilities.

We perform the manufacturing process for certain of our products at our Peru base and outsource part of the manufacturing process to third party manufacturers in Peru. We also provide original design manufacturer (ODM) services by combining our in-house product design and development expertise with our ODM partners. For the years ended December 31, 2021 and 2020, approximately 18.2% and 20.8% of our revenue from our products was generated from our ODM business.

For the years ended December 31, 2021 and 2020, we generated revenue of approximately $47.7 million and $37.5 million, respectively. Revenue from sales of logs, flooring and decking and sawn timber accounted for 44.4%, 25.0%, 25.2% and 5.4% of our total revenue for the year ended December 31, 2021 respectively, and accounted for 43.9%, 34.4%, 17.5% and 4.2% of our total revenue for the year ended December 31, 2020, respectively.

Our Competitive Strengths

We believe the following strengths have contributed to our success:

Large, sustainable and high-quality forest resources base.

We have a large, sustainable and high-quality forest resource base consisting of forests covering a gross area of approximately 538,117 hectares through the acquisition of concession rights, with existing remaining ownership terms ranging from 3 to 20 years, and each of the concession rights is renewable for a total term of 5 years. According to the Frost & Sullivan Report, the total area of our Forests accounted for 3.6% of privately owned forests in Peru as at December 31, 2020. According to the Frost & Sullivan report, we are the largest wood products export supplier in Peru in 2021 in terms of forests area.

Our major timber species is Cumaru (Dipteryx spp.) and Estoraque (Myroxylon Balsamum). Cumaru and Estoraque are valuable hardwood timber which produce strong and durable wood that are well suited for high value markets. In particular, Cumaru is commonly used for producing flooring, decking and other construction materials, while Estoraque is commonly used for producing flooring and furniture. As of October 31, 2022, approximately 13.67% and 1.66% of our Forests are covered by Cumaru and Estoraque, respectively.

Sustainable, socially responsible and environmentally friendly FSC-certified forest management system.

Our standard of forestry operations was recognized by the FSC, an independent accreditation body that is dedicated to promoting responsible and sustainable forest management. According to the Frost & Sullivan Report, we are one of the few forestry companies that have successfully implemented FSC-certified operations, including forest management, harvesting and manufacturing of wood products. We have a professional FSC forest management team, the key members of which have an average of nearly 6 years of experience in FSC forest management. Grupo Maderero Amaz S.A.C., a subsidiary of our Group, first obtained FSC CoC certification in 2016. As at the date of this prospectus, five of the subsidiaries of our Group (including Choi Chon Investment Company Limited, E&T Forestal S.A.C., Grupo Maderero Amaz S.A.C., Nuevo San Martin S.A.C. and Latinoamerican Forest S.A.C) have obtained FSC CoC certifications.

With the growing public concern about environmental protection, consumers are more willing to pay a premium to buy “green” products that are certified by reputable accreditation bodies or ecolabel organizations. As such, products certified by the FSC, one of the world’s most trusted accreditation bodies, have received wide acceptance across the world, especially in the United States and Europe. Revenue generated from sales of FSC-certified products increased by 162.8% from approximately $3.7 million for the year ended December 31, 2020 to $9.9 million for year ended December 31, 2021, which accounted for approximately 10.0% and 20.7% of our revenue for the respective periods. We believe that such growing trend will continue in the future.

Our vertically-integrated business model enables us to achieve operational efficiency and better quality control.

We believe that we are one of the few forestry companies that are vertically-integrated from purchasing timber, harvesting, manufacturing to distribution. The integration of upstream harvesting and downstream processing allows us to more effectively control the cost and quality of our products and to better satisfy our customers’ requirements.

According to the Frost & Sullivan Report, unlike many other timber processing companies who have to source all raw materials from suppliers, we are able to capture the benefit of our own log harvesting business to secure a stable supply of logs. We are also able to lower the overall operation cost as we could avoid issues such as price increase in raw materials from upstream suppliers.

We also believe that such vertically-integrated model enhances our operational efficiency and quality control. We have established a comprehensive quality control system throughout the process. By conducting quality checks on raw materials and work-in-progress, we are able to identify defects at the early stages of production, which not only improves our operational efficiency but also helps us to maintain high quality of our products.

Furthermore, our vertically-integrated operations combined with our sales network and design expertise significantly enhance our ability to be more responsive to changes in consumer preferences. In addition, we believe that our expertise and technical knowledge enable us to offer practical advice to our customers in terms of material selection and technical specifications for optimizing product features and lowering costs. Our involvement in the design and development of our products allows us to secure continuing orders from customers.

Light-asset FSC business operations

During the years ended December 31, 2020 and 2021, we purchased live wood from local forest owners in Peru for logs. Before the timber is harvested, we would be responsible for implementing FSC forest management and obtaining FSC certification for these forests. As of October 31, 2022, we managed approximately 112,600 hectares of forests for local forest owners in Peru. We have also been in negotiation with some local forest owners in Peru regarding the possible FSC forest management collaboration. Such collaboration allows us to maintain a stable supply of logs for manufacture of FSC-certified products. We believe that our light-asset FSC business operations enable us to expand our forest resources without substantial capital expenditure and increase the profitability of our products.

Experienced management team with extensive industry knowledge.

Our chairman and Director, Mr. Hok Pan Se, has extensive experience in the wood industry. Mr. Se began his career in the flooring products industry in 1995 and has over 20 years of experience in the flooring products industry. Since 2007, Mr. Se has been a director and chairman of Nature Home Holding Company Limited, a company which was then listed on The Stock Exchange of Hong Kong Limited and the largest solid wood flooring companies in China in terms of sales volume from 2019 to 2021. As at the date of this prospectus, Mr. Se also held the following prominent positions outside of our Group: member of the Standing Committee of the Gansu Provincial Committee of the Chinese People’s Political Consultative Conference (CPPCC), one of the draftsmen for the National Standard for Solid Wood Flooring in China, vice-chairman of Flooring Committee of China Timber Circulation Association, member of the China Association for Quality Inspection, member of the China Timber Standardization Technical Committee, honorary president of Macau General Association of Real Estate, vice president of The Industry and Commerce Association of Macau as well as adjunct professor at Nanjing Forestry University.

Through Mr. Se’s involvement, we have built a strong team of experienced professionals in operations, forest management, general management and financial management through years of operation. The key members of our management team (including our chief executive officer, Mr. Jianjun Zeng, and our general manager in Peru, Mr. Shwe Sai) have an average of 10 years’ experience in the wood industry. Further, our head of forest engineer, Mr. Richard Elvis Reategui Guzman, has over 19 years of experience in FSC forest management and production. Their keen business insight developed from years of experience in the wood industry enables us to discover and grasp potential business opportunities more quickly.

Our Strategies

Our goal is to become a leading player in the wood industry and provide sustainable and high-quality wood products at an affordable price to our customers. We intend to achieve these objectives by pursuing the following strategies:

Acquisitions of concession rights

To complement our sustainable growth strategy, we will continue to acquire concession rights that we believe can solidify our market leadership. Specifically, we are seeking opportunities to acquire concession rights of high quality forests in Peru and Gabon to expand our concession rights reserve. We expect to invest approximately 50% of the net proceeds of this offering in the acquisition of concession rights and forest-related business. With the expansion in our concession rights reserves and our professional FSC forest management team, we believe our sales and profitability will increase. As at the date of this prospectus, we are in the process of identifying suitable acquisition opportunities.

Selectively pursue strategic cooperation with local forest owners in South American countries

To enhance our competitive advantage and market shares, we will enter into strategic cooperation with local forest owners in South American countries by assisting them to implement FSC forest management and harvest planning. As of October 31, 2022, we managed approximately 112,600 hectares of forests for local forest owners in Peru. Currently, we have also been in negotiation with some forest owners in Peru regarding the possible FSC forest management collaboration. We believe that this enables us to expand our forest resources with lower capital investment and ensure a stable supply of logs for the production of FSC-certified products that could be sold at a premium of around 5% to 15% over non-FSC-certified products.

Further optimize our product offering and increase our market share

During the years ended December 31, 2021 and 2020, we manufactured and sold logs, decking, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils to importers, distributors, retailers and processors in China, Peru, Europe, Hong Kong and the US.. We intend to broaden our product offering by sourcing logs of new timber species and developing new products, such as finger jointed boards, window frames and deck tiles, by collaborating with research institutes and other production plants.

While we will continue to develop and expand our existing markets, we also intend to develop new geographic markets. Since August 2022, we have expanded our sales network into the Middle East, where we believe there is significant market demand for decking. We intend to increase our customer base by adding additional retail channels, in particular large building materials supermarkets by 2023. We will also promote our products by participating in industry exhibitions and trade fairs. We believe that our long-term success and growth will largely depend on our ability to provide products that meet our customers’ needs and expand our sales networks.

Proposed trading of carbon credits

Under the 2015 Paris Agreement, nearly 200 countries pledged to control greenhouse gas emissions to limit global warming to no more than 2 degrees Celsius by 2100. As such, many countries or regions (including the European Union, Australia, New Zealand and South Korea) have introduced the cap-and-trade system, under which the government would set emission caps so as to regulate emissions and encourage energy efficiency. Against such a backdrop, the market for carbon credit trading is booming as organizations face pressure from both authorities and consumers to take responsibility for their emissions. According to the World Bank, global carbon credit revenue increased by 60% to $84 billion in 2021. And the Institute of International estimates that the carbon credit market could grow by a factor of 15 by 2030.

We intend to capture the significant growth in the carbon market through carbon asset development, carbon trading and other related business by taking the advantage of our own concession rights reserves and professional FSC forest management team. Our Directors believe that by tapping into the carbon market, we would be able to achieve robust growth in our revenue.

Our Forest Resources

Public forests in Peru are state-owned. Thus, the rights of exploitation, logging, disposal, and use (including but not limited to the fruits and products of their natural resources) can only be granted in favor of private parties through the process of public auction of concession agreements.

As of October 31, 2022, our Group owns natural forest concessions and cutting rights for the exploitation of timbers of forests in Peru which covered an area of approximately 538,117 hectares, with remaining ownership terms ranging from 3 to 20 years, and each of the concession rights is renewable for a term of 20 years.

Our FSC Business Operations

We commenced our FSC business operations in 2016, when Grupo Maderero Amaz S.A.C., a subsidiary of our Group, first obtained FSC CoC certification and began to sell FSC-certified products. As at the date of this prospectus, five of the subsidiaries of our Group (including Choi Chon Investment Company Limited, E&T Forestal S.A.C., Grupo Maderero Amaz S.A.C., Nuevo San Martin S.A.C. and Latinoamerican Forest S.A.C) have obtained FSC CoC certifications. We also have built a professional forest management team to implement FSC forest management in our Forest and to assist forest owners to implement FSC forest management. Our forest management team is led by our head of forest engineer who is qualified to carry out FSC forest management and the key members of our team have an average of nearly 6 years of experience in FSC forest management. According to the Frost & Sullivan Report, FSC-certified products can be sold at a premium of around 5% to 15% over non-FSC-certified products.

FSC is an independent accreditation body that is dedicated to promoting responsible and sustainable forest management. It sets standards under which forests and companies are certified. FSC issues two types of FSC certification: FSC Forest Management certification and FSC CoC certification. FSC Forest Management certification confirms that the forest is being managed in a way that preserves biological diversity and benefits the lives of local people and workers while ensuring it sustains economic viability. FSC-certified forests are managed to strict environmental, social and economic standards. There are ten principles that any forest operation must adhere to before it can receive FSC Forest Management certification. These principles cover a broad range of issues, from maintaining high conservation values to community relations and workers’ rights, as well as monitoring the environmental and social impacts of forest management. In practice, our forest management team would cut down timber that is old, sick or damaged to reduce competition for water, sunlight and nutrients so as to facilitate the growth of timber. Further, to ensure the sustainability of forests managed by us, the growth rate of timber would be higher than the harvest rate.

FSC CoC certification is designed to provide a credible assurance that products which are sold with a FSC claim originate from well managed forests, controlled sources, reclaimed materials, or a mixture of these. The FSC CoC refers to the path taken by products from the forest, or in the case of recycled materials from the moment when the material is reclaimed, to the point where the product is sold with an FSC claim and/or it is finished and FSC labelled. The FSC CoC includes each stage of the supply chain, including sourcing, processing, trading and distribution, which may involve a change of product ownership. Any change of ownership in the supply chain of FSC-certified products requires the establishment of effective CoC management systems at the level of the respective organization and their verification by an independent FSC-accredited certification body if the organization wants to make an FSC claim about its products.

We believe that FSC business operations are the key to our success as it demonstrates our commitment to environmental protection, and enable us to distinguish our products from those of our competitors, increase the profitability of our products and establish a successful market position.

Our Products

We sell a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils. For the years ended December 31, 2021 and 2020, we generated revenue of approximately $47.7 million and $37.5 million, respectively. During the years ended December 31, 2021, logs, flooring, decking and sawn timber accounted for approximately 44.4%, 25.0%, 25.2% and 5.4% of our total revenue, respectively. Our products are primarily sold to importers, retailers and processors in China, Peru, Europe, Hong Kong and the US.

Summarized below are the specifications of our square log:

Thickness (mm):	200+
Size:	200+ x 2,000+
Usage:	Furniture / door frame / pillar

Summarized below are the specifications of our decking:

Thickness (mm):	19 / 20 / 21
Size:	60 – 145 x 800 – 6,100
Usage:	Decking / cladding

Summarized below are the specifications of our flooring:

Thickness (mm):	18 / 19 / 20 / 21
Size:	50 – 160 x 300 – 1,530
Usage:	Flooring

Summarized below are the specifications of our rough sawn timber:

Thickness (mm):	25 – 50
Size:	Random width and length
Usage:	Furniture / door frame

The table below sets out our revenue by product type:

	For the year ended December 31, 2021		For the year ended December 31, 2020
		%		%
Logs	$21,145,998	44.4%	$16,447,702	43.9%
Flooring	11,939,024	25.0%	12,905,465	34.4%
Decking	12,032,415	25.2%	6,579,430	17.5%
Sawn timber	2,566,690	5.4%	1,568,472	4.2%
Total	$47,684,127	100.0%	$37,501,069	100.0%

Our Operation Flows

We are a vertically-integrated forestry company. Our business consists of: (i) the logging, manufacturing and sales model; (ii) the direct purchase, auction and sales model; and (iii) the ODM model.

Logging, manufacturing and sales model

We harvest timber from our Forests for logs and purchase logs from local forest owners in Peru. We also purchase live wood from local forest owners in Peru. For the live wood purchased by us, we are responsible for implementing FSC forest management. The major timber species that we sourced are Cumaru and Estoraque. We also purchased semi-finished air-dried planks from third party suppliers. Some of the logs would be sold immediately after harvesting, and others will be processed into decking, flooring and sawn timber for sale to China, Europe, the US, South East Asia and Peru. The wood residue generated during the manufacturing process would be used to produce recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils. According to the Frost & Sullivan Report, FSC-certified products can be sold at a premium of around 5% to 15% over non-FSC-certified products.

The following diagram shows a summary of our logging, manufacturing and sales model:

Purchase of live wood
Sourcing of logs
FSC forest management
Semi-finished air-dried planks
Drying
Polishing

(i)	Sourcing of logs: We harvest timber from our Forests for logs and purchase logs from local forest owners in Peru.

(ii)	Purchase of live wood: We also purchase live wood from local forest owners in Peru, of which we are responsible for providing forest exploration, road building and harvesting.

(iii)	FSC forest management: For the live wood purchased by us, we are responsible for implementing FSC forest management.

(iii)

Semi-finished air-dried planks: Some of the logs will be delivered to customers after harvesting, and others will be processed into semi-finished air-dried planks in our factories. We also procure semi-finished air-dried planks from third party suppliers.

(iv)	Drying: The semi-finished air-dried planks for the manufacturing of flooring and decking will go through the drying process.

(v)	Polishing: The air-dried planks will then be polished.

(vi)	Processing: The planks will be processed into flooring and decking in Peru. Our wood products are delivered to our customers either by shipping or road transportation.

Direct purchase, auction and sales model

We purchase live wood through timber auctions in France. We have a well-established sourcing network in France, and we also source logs from local forest owners with whom we have maintained good and stable business relationships. For logs sourced through timber auctions and our network of local forest owners, we would engage professional harvesting companies to perform the harvesting of timber. We also purchase logs directly from local forest owners in France. The major timber species that we sourced is Oak. Logs would be sold to processors in China or in France for making wine barrels.

The following diagram shows a summary of our direct purchase, auction and sales model:

(i)	Timber auctions in France: We purchase live wood through timber auctions in France. Before we attend a timber auction, we would perform an internal assessment of the forests (including the quality of the timber and the suitability of the timber for producing wine barrels) that are up for auction.

(ii)	Local forest owners in France: We perform internal assessment and planning on the forests owned by local forest owners in France and we source logs from them.

(iii)	Harvesting: We engage professional harvesting companies to identify areas of auctioned timber or forests that are ready for harvesting.

(iv)	Direct purchase: We also purchase logs directly from local forest owners in France.

(v)	Sales of logs: Some of the logs will be sold to processors in China, and others will be sold in France for producing wine barrels. Our logs are delivered to our customers either by shipping or road transportation.

ODM model

After we confirm the purchase orders with customers on product specifications, such as the size, thickness, water resistance, moisture content and intended use, we produce a design of the flooring or decking product. We then place orders with our ODM partners which are responsible for manufacturing the wood products. Apart from product design, we are also responsible for providing advice on FSC-related issues, testing, promotion and others. The flooring and decking products will be sold to customers in Europe and China.

The following diagram shows a summary of our ODM model:

(i)	Pre-order process: We confirm the purchase orders with customers on product specifications, such as the size, thickness and water resistance, moisture content and intended use.

(ii)	Product design: After the order is confirmed, we produce a design of the flooring or decking product based on our customers’ specifications.

(iii)	Processing: We place orders with our ODM partners which are responsible for manufacturing the wood products. Apart from product design, we are also responsible for providing advice on FSC-related issues, testing, promotion and others. Our wood products are delivered to our customers by shipping.

Customers

During the years ended December 31, 2021 and 2020, we sold our wood products principally to our customers located in China, Europe, South America, North America and Southeast Asia.

The following table sets out our revenue by the location of our customers:

	For the year ended December 31
	2021		2020
	$ (‘000)%		$(‘000’)%
Location of customers
China	32,367	67.9	25,604	68.3
Europe	12,788	26.8	7,570	20.2
South America	2,307	4.8	3,642	9.7
North America	171	0.4	193	0.5
Southeast Asia	51	0.1	492	1.3

Total	47,684	100.0	37,501	100.0

We recorded an increase in revenue from approximately $37.5 million for the year ended December 31, 2020 to approximately $47.7 million for the year ended December 31, 2021, representing an increase of approximately 27.2%, which was primarily attributable to an increase in revenue from logs and decking by 28.6% and 82.9% respectively. The increase in revenue of logs and decking arising from the increase in selling price and quantities.

For the years ended December 31, 2021 and 2020, our five largest customers in aggregate accounted for approximately $26.3 million and $18.7 million respectively, of our revenue. During the same period, our largest customer in each respective period accounted for approximately 22.6% and 28.0% respectively, of our revenue.

Suppliers

We mainly purchase (i) live wood from local forest owners in Peru and France; and (ii) logs from local forest owners, by direct sourcing in Peru and France or through auctions in France. Our Group selects suppliers based on pricing, quality and reliability and we usually procure each type of raw material from multiple suppliers and we also obtain quotes from at least three qualified suppliers for each procurement. We place our orders with the suppliers through purchase contracts initiated by quotations, which generally set out the types of raw materials to be purchased, the specifications and the price. The price of raw materials generally reflects the prevailing market price which fluctuates from time to time according to market demand and supply of such raw materials. We did not rely on any one single supplier to source the raw materials during the years ended December 31, 2021 and 2020.

For the years ended December 31, 2021 and 2020, the percentage of our total purchases from our largest supplier amounted to approximately 13.3% and 26.8%, respectively, while the percentage from our five largest suppliers amounted to approximately 37.2% and 41.4%, respectively. Our Group has maintained a good relationship with the suppliers and has not experienced any difficulties in obtaining supplies of raw materials.

Pricing

Our Group has adopted a pricing policy largely based on production costs, transportation costs, profit margin and the market price of similar products, taking into account factors such as costs of major raw materials, in particular logs and flooring, the prices of which may fluctuate from time to time.

Sales and Marketing

We believe that based on our proven track record, our relationships with our customers, our extensive supply network, our reputation and our years of experience in the wood industry, we do not rely heavily on marketing and promotional activities. Our sales and marketing team is generally responsible for liaising and maintaining our relationships with customers and keeping abreast of market developments and potential business opportunities.

Competition

According to the Frost & Sullivan Report, competition in the international timber market will become more intense in the future. Environmental protection-related policies have been introduced one after another, and the number of countries restricting log exports has increased again, implying that the competition in the international seller’s timber market is bound to be more intense.

It is believed that there will still be a number of restrictions on the export trade of forest products in export markets in the near future and exports of forest products will continue to be hampered by trade obstacles like formaldehyde, tariffs, and double anti-barriers. To get around these obstacles, businesses will have to invest in third-party nations while also stepping up their R&D efforts to create more innovative and value-added products.

Seasonality

We are exposed to fluctuations in quarterly sales volumes due to seasonal factors. These seasonal factors are common in the building products industry. Seasonal changes in levels of building activity affect our building products businesses, which are dependent on housing, repair and remodeling activities and light commercial construction activities. We typically report lower sales in the first and fourth quarters due to the impact of poor weather on the construction market, and we generally have higher sales in the second and third quarters, reflecting an increase in construction due to more favorable weather conditions. In addition, the sales volumes and selling price of decking would generally increase a few months before the summer holiday and Christmas holiday, i.e. from February to May and from October to December. There would also be a surge in demand for flooring products in the second and third quarters of each year.

Inventory

We had a log, decking, flooring, swan timber and other materials inventories of approximately $11 million and $9.9 million for the year ended December 31, 2021 and 2020 respectively.

We adopt inventory control that allows us to closely monitor the level of inventories of logs, decking and flooring. Our forest management staff at the delivery point takes a record of the amount of logs delivered to the customer and another staff verifies the record. The log inventory is recorded by species, grade and stem circumference. Our forest management team conducts inventory count at the end of each year and our finance department cross-checks the inventory count record against its accounts record. We prepare for the log inventory according to the amount of our confirmed sales orders, our expected sales in the coming months and our logging capacity.

Quality Control

As of October 31, 2022, we had 15 quality control staff and 19 procurement and inventory staff who are responsible for implementing quality control procedures. As our quality control procedures mostly involve basic inspection and operation of simple equipment, we in general do not require our quality control staff or procurement and inventory staff to possess any professional qualifications. Nevertheless, we provide regular training to our quality control staff and buyers to enhance their technical skills and knowledge.

We maintain and perform comprehensive quality control measures throughout our purchasing and production process, including conducting quality checks for the production of raw materials and during all major stages of production and performing inspection procedures for timber, log, decking and flooring. Our quality benchmarks are formulated with reference to the applicable standards in China, Peru, Europe and the US.

The quality control procedures undertaken by us are as follows:

(i)	Timber inspection: Our procurement and inventory staff inspects the timber to ensure that it meets our requirements before we participate in auctions or finalize the purchase of logs from local forest owners.

(ii)	Raw material inspection: We have formulated stringent supplier selection criteria based on product quality, delivery and costs, and have maintained relationships with our raw material suppliers. Such relationships enable us to procure quality raw materials with stable supplies. Our quality control personnel examines the raw materials upon delivery to ensure that they meet our requirements before we use them for production. If such raw materials fail to meet our standards, we will return such raw materials to the suppliers and ask them to redeliver raw materials that are up to our standards.

(iii)	Process control and finished product inspection: We have implemented quality control measures in certain key stages of our production process. our quality control staff attends to the production lines and conducts random testing to ensure that the product quality adheres to the agreed production benchmarks. The tests include stress grading, thickness measurements and quality test. The quality control staff will also conduct random checking during the production process, and on the finished products upon completion of the production process, in order to ensure that the products meet our standard specifications. During the years ended December 31, 2020 and 2021, and up to October 31, 2022, our Group did not experience any material complaints or product liabilities or other legal claims involving problems relating to our products.

Insurance

Our Group maintains cargo liability insurance, and life insurance and work-related injury insurance for all of our employees.

We believe that our current insurance policies are adequate and consistent with the industry norms for our current operations and the prevailing industry practice. As of October 31, 2022, we had not made, and had not been the subject of, any material insurance claim.

Employees

As of the date of this prospectus, we had 303 full-time employees who were employed by our Group and were based in Peru, France, Hong Kong, Macau and China, respectively. The following table sets forth a breakdown of our employees by function as of October 31, 2022:

	Peru	France	Hong Kong	Macau	China	Total
Management	2	1	1	3	2	9
Forest management	8	-	-	-	-	8
Sales and marketing	1	1	1	-	7	10
Production	208	-	-	-	-	208
Procurement and inventory	14	4	-	-	1	19
Finance	14	1	1	-	3	19
Administration and human resources	14	-	-	-	1	15
Quality control	14	-	-	-	1	15
Total	275	7	3	3	15	303

We believe that we maintain a good working relationship with our employees.

Remuneration policy

The remuneration package of our Group offered to our employees includes salary, discretionary bonuses and other allowances. In general, our Group determines employees’ salaries based on each employee’s qualifications, position and seniority. Our Group has designed an annual review system to assess the performance of our employees, which forms the basis of our decisions with respect to salary raises, bonuses and promotions. We give preferences to internal promotion should opportunities arise.

In accordance with the applicable laws in Peru, France, Hong Kong, Macau and China, we have made contributions to social security funds for our employees.

Properties

Our headquarters are located at Avenida da Amizade no. 1287, Chong Fok Centro Comercial,13 E Macau S.A.R. The following table sets forth the location, use and size of our owned and leased facilities as of October 31, 2022:

Location	Use	Leased/Owned	Approximate Area
Lima, Peru	Office	Leased	500 m2
Pucallpa, Peru	Factory for production	Owned	4.3 hectares
Iberia, Peru	Factory for production	Leased	10 hectares
Val de Marne, France	Office	Leased	60 m2
Guangdong, China	Office	Leased	318 m2
Dalian, China	Dormitory	Leased	66 m2

Intellectual Property

As of October 31, 2022, we registered the following trademark(s) in various jurisdiction:

Trademark	Registration number	Name of registrant	Class	Place/ organization of registration	Date of registration	Expiry date

	304974670	Jumbo Sources Holdings Limited	4, 19, 20 35	Hong Kong	June 27, 2019	June 26, 2029
	304854006	Jumbo Sources Holdings Limited	4, 19, 20, 35	Hong Kong	March 12, 2019	March 11, 2029
	304853999	Jumbo Sources Holdings Limited	4, 19, 20, 35	Hong Kong	March 12, 2019	March 11, 2029
	304848391	Jumbo Sources Holdings Limited	4, 19, 20	Hong Kong	March 6, 2019	March 5, 2029
	304672909	Jumbo Sources Holdings Limited	4, 19, 20, 35	Hong Kong	September 18, 2018	September 17, 2028
	104238	Jumbo Sources Holdings Limited	4, 19, 20	Organisation Africaine de Propriété Intellectuelle	September 27, 2018	September 27, 2028
	104237	Jumbo Sources Holdings Limited	35, 44	Organisation Africaine de Propriété Intellectuelle	September 27, 2018	September 27, 2028
	1951226	Jumbo Sources Holdings Limited	35	Mexico	September 18, 2018	September 18, 2028
	1951224	Jumbo Sources Holdings Limited	20	Mexico	September 18, 2018	September 18, 2028
	1951222	Jumbo Sources Holdings Limited	19	Mexico	September 18, 2018	September 18, 2028
	1951221	Jumbo Sources Holdings Limited	4	Mexico	September 18, 2018	September 18, 2028
	3951071	Jumbo Sources Holdings Limited	2, 19, 20, 35	India	September 20, 2018	September 20, 2028
	32721353	Jumbo Sources Holdings Limited	4	PRC	April 28, 2019	April 27, 2029
	32719850	Jumbo Sources Holdings Limited	44	PRC	April 28, 2019	April 27, 2029
	32706736	Jumbo Sources Holdings Limited	19	PRC	April 14, 2019	April 13, 2029
	32724193	Jumbo Sources Holdings Limited	20	PRC	June 21, 2019	June 20, 2029
	32724208	Jumbo Sources Holdings Limited	29	PRC	June 21, 2019	June 20, 2029
	32700983	Jumbo Sources Holdings Limited	35	PRC	June 28, 2019	June 27, 2029
	194542337	Jumbo Sources Holdings Limited	19	France	April 11, 2019	April 11, 2029
	193432336	Jumbo Sources Holdings Limited	19	France	April 11, 2019	April 11, 2029
	184484355	Jumbo Sources Holdings Limited	4, 19, 20, 35	France	September 20, 2018	September 20, 2028
	018092356	Jumbo Sources Holdings Limited	4, 19, 20, 35	Europe	July 9, 2019	July 9, 2029
	018050158	Jumbo Sources Holdings Limited	19	Europe	April 10, 2019	April 10, 2029
	018048861	Jumbo Sources Holdings Limited	19	Europe	April 10, 2019	April 10, 2029
	6290204	Jumbo Sources Holdings Limited	4, 19, 35	U.S.	March 9, 2021	March 9, 2031
	6290203	Jumbo Sources Holdings Limited	4, 19, 35	U.S.	March 9, 2021	March 9, 2031
	00290961	Jumbo Sources Holdings Limited	20	Peru	February 14, 2020	February 14, 2030
	00290960	Jumbo Sources Holdings Limited	19	Peru	February 14, 2020	February 14, 2030
	00290959	Jumbo Sources Holdings Limited	4	Peru	February 14, 2020	February 14, 2030
	00284584	Jumbo Sources Holdings Limited	20	Peru	September 27, 2019	September 27, 2029
	00284583	Jumbo Sources Holdings Limited	19	Peru	September 27, 2019	September 27, 2029
	00284582	Jumbo Sources Holdings Limited	4	Peru	September 27, 2019	September 27, 2029
	001184164	Jumbo Sources Holdings Limited	35	Peru	September 27, 2019	September 27, 2029
	00284103	Jumbo Sources Holdings Limited	20	Peru	September 27, 2019	September 27, 2029
	111766	Jumbo Sources Holdings Limited	4, 19, 20	Gabon	November 11, 2019	November 11, 2029
	111765	Jumbo Sources Holdings Limited	4, 19, 20	Gabon	November 11, 2019	November 11, 2029

As of October 31, 2022, we registered the following domain name:

Domain name	Registered owner	Registration date	Expiry date

www.nature-wood.com	Foshan City Linjia Technology Company Limited	December 27, 2018	December 27, 2023

During the years ended December 31, 2020 and 2021, and as of October 31, 2022, we were not involved in any proceedings with regard to, and we did not receive notice of any claim of, infringement of any intellectual property rights that may be threatened or pending in which we may be involved either as a claimant or respondent which would have a material impact on our business, financial conditions or results of operations.

Legal and Regulatory Compliance

During the years ended December 31, 2020 and 2021, and up to October 31, 2022, we obtained the certificates that are required and material for our business and operations, which demonstrates our commitment to sustainable forest management. Further, we have complied in all material aspects with the relevant laws and regulations and there was no incident relating to our material certificates that are material to our business and operations which constitutes non-compliance during the years ended December 31, 2020 and 2021. The following table sets out the details of the material certificates held by our Group as of October 31, 2022:

Certificate	Holding entity	Issuing authority	Certification code	Date of grant	Date of expiry

FSC CoC certification	Choi Chon Investment Company Limited	FSC	GFA-COC-004626	June 16, 2020	June 15, 2025
FSC CoC certification	E&T Forestal S.A.C.	FSC	CU-COC-849518	January 12, 2022	January 11, 2027
FSC CoC certification	Grupo Maderero Amaz S.A.C.	FSC	CU-COC-849115	December 14, 2021	December 13, 2026
FSC CoC certification	Nuevo San Martin S.A.C.	FSC`	CU-COC-866344	July 10, 2019	July 9, 2024
FSC CoC certification	Latinoamerican Forest S.A.C.	FSC	NC-COC-069610	September 9, 2022	September 28, 2027
PEFC CoC certification	Swift Top Capital Resources Limited	PEFC and China Forest Certification Council	BV-CFCC/PEFC- COC-10594257	March, 11, 2021	March 10, 2026

We have not experienced any refusal of the renewal application of any material certificates for our operations and business. For details on the approval, permits, consents, and licenses for our business and operations, please refer to the section headed “Regulations” in this prospectus.

Litigation and Potential Claims

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

REGULATION

Overview of the Laws and Regulations Relating to Our Business and Operations in Peru

The following sets forth a summary of the major laws and regulations applicable to our business in relation to forestry business in Peru.

Regulations relating to forestry operation

In Peru the forestry regulations are published at the national (Congress of the Republic, Executive Branch, ministries), regional and local (municipal) levels. Resolutions and circulars intended for administrations may complete this regulatory system.

Provisions with a national scope are integrated in:

-	the Organic Act for the sustainable use of natural resources, approved by Law No. 26821;

-	the Forest and Wildlife Act, approved by Law No. 29763;

-	the Regulations for Forest Management, approved by Supreme Decree No. 018-2015-MINAGRI.

The legislation relating to forest exploitation is relatively complex given the numerous regulations that coexist and apply under specific criteria (e.g., forest zoning, the kind of forest, the surface area of the cut to be carried out, the presence or absence of native and rural communities, etc.).

The Peruvian forestry regulator (“OSINFOR”) is the entity responsible for supervising and controlling the sustainable use and conservation of forest and wildlife resources.

Public forests are state-owned. Therefore, the rights of exploitation, logging, disposal, and use (including but not limited to the fruits and products of their natural resources) can only be granted in favor of private parties through the process of public auction of concession agreements, by the forestry regulations.

Once a concession is granted, the concessionaire must pay economic compensation in favor of the Peruvian government for the right of use granted over the forest. Said compensation is calculated on the basis of payment per area and/or payment for the exploitation value of the natural resource.

Lastly, the right of use granted in favor of the concessionaire shall be duly secured by a guarantee of faithful compliance, which must be valid during the entirety of the concession period. The guarantees deemed suitable by the forestry regulations are (i) letter of guarantee or guarantee policy issued by an entity authorized by the Peruvian financial regulator, (ii) cash deposit in an account owned by the grantor, or (iii) real guarantee over a movable asset or real state property, which cannot fall on assets that already constitute a guarantee in favor of third parties.

Regulations on Environmental Matters

According to the National System of Environmental Impact Assessment Act approved by Law No. 27446, and its Regulations enacted by Supreme Decree No. 019-2009-MINAM, the execution of projects may not be started, and no national, sectorial, regional or local authority may approve them if they do not previously have an environmental certification contained in a resolution issued by the competent authority. According to the magnitude of the negative impact, they are classified as: (i) Category I for low-impact activities requiring an Environmental Impact Declaration (“DIA”); (ii) Category II for moderate-impact activities requiring a semi-detailed Environmental Impact Assessment (“EIAsd”); or (iii) Category III for high-impact activities requiring a detailed Environmental Impact Assessment (“EIAd”).

The environmental obligations are set within the Environmental Act, environmental management instruments (Environmental Impact Assessment, among others) or in the orders issued by the authority in charge of environmental control.

The owner is responsible for the proper management of the environmental emission, effluents, noise, vibrations and solid waste generated as a result of the processes and operations at its facilities, as well as, for any damage to the environment caused.

Lastly, the Agency for Environmental Assessment and Enforcement (“OEFA”) is a specialized public and technical agency, registered with the Ministry of Environment, responsible for the environmental control of commitments of environmental management instruments, environmental law and administrative measures. OEFA has many regulations about classification and scale of fines and might impose administrative measures such as suspension of activities if there is potential or real damage to the environment or human health.

Regulations Relating to Dividend Distributions

According to the General Companies Act, companies duly incorporated under Peruvian law may pay dividends only if their supreme body (i.e. the General Shareholders Meeting) approves the distribution of up to 100% of their accumulated profit (after payment of income tax).

Peruvian regulations require to set aside as legal reserve at least 10% of the company after-tax profit, until the legal reserve equals 20% of the shareholders’ equity.

Additionally, according to Article 40 of the General Companies Act, in order to distribute dividends, profits must be determined in accordance with the individual financial statements of the company duly approved by the general shareholders’ meeting of the company.

Finally, it must be considered that dividends distributions are levied with a 5% tax in Peru.

Regulations Relating to Foreign Investments and Foreign Exchange Control

The official currency of Peru is the SOL. The country has a free-floating exchange rate regime, with the central bank occasionally intervening only for purposes of inflation control. There are no restrictions or limitations on the number of bank accounts in foreign currency or the remittance of funds abroad that an individual or legal entity may make.

According to Supreme Decree No. 150-2007-EF foreign investments made by non-domiciled individuals and/or legal entities must be channeled through (i) companies of the Peruvian financial system or (ii) non-domiciled banking or financial companies. Thus, the transfer of funds from foreign territories (i.e. USA or offshore) to Peru should be exercisable without any significant strain that could otherwise render the operation unviable.

As consequence of the aforementioned, the financial relations between Peruvian and foreign individuals are free due to the lack of exchange control or strain currency regulations.

Regulations Relating to Labor

Peruvian labor regime is a sum of specific regulations that regulate the hiring, labor conditions and benefits and extinction of the labor contract, among others. This regulation is complemented by collective agreements – signed with labor unions – and/or individual agreements, signed directly with the employee.

Among the most important regulation of the private sector, we have regulations that govern the minimum wage, compensation for time of service, legal bonus, paid leave, weekly rest, maximum working time and overtime, profit sharing, family allowance, and contributions and taxes levied on the remuneration of employees.

Regulations Relating to Foreign Trade

According to the General Customs Act, approved by Legislative Decree No. 1053, and its regulations, the Peruvian Tax Authority (“SUNAT”) is responsible for controlling the entry or exit and transportation of goods inside the Peruvian customs territory.

The General Customs Act and its regulations govern customs infractions and their respective sanctions, which are classified as fines and administrative sanctions: (i) suspension; (ii) cancellation; and (iii) disablement. It is essential to mention that SUNAT has the power to apply the sanctions objectively or subjectively.

Peruvian companies must obtain a valid single taxpayers’ registration number (“RUC”) before they can carry out trade operations, such as import and export. The primary documents required by the administration for the definitive export of goods out of the country are as follows:

-	Customs declaration of goods.
-	Transport document, depending on the mode of transport.
-	Invoice, document of the participant or operator, or ballot sale, or any other proof of transfer of goods to a customer domiciled abroad; or affidavit of value and description of goods where there is no sale.
-	A document testifying to the power vested in the customs clearance agent: transport document duly endorsed or special power of attorney.
-	Any other document required for export due to the nature of the goods.

On April 28th, 2009, Peru executed a free trade agreement (“FTA”) with the PCR, which entered into force since March 1st, 2010. Customs affairs and trade facilitation are covered in such agreement, helping Peruvian products enter the Chinese market under more competitive conditions by eliminating and/or reducing tariffs applicable to certain goods.

Tax legal regime applicable to forestry in general, and companies performing forestry activities in certain areas of the Amazon

Pursuant to the Fourteenth Complementary Final Rule of Law No. 29763, starting in 2022, any person carrying out forestry activities may enjoy of the preferential income tax regime set forth in Law No. 31110 for agricultural companies. The applicable rates which companies engaged in those activities may be subject to are the following:

(a)	In case of companies the net revenues of which do not exceed 1,700 tax units, 15%.
(b)	In case of companies with net revenues exceeding 1,700 tax units, (i) 15% in 2022, 20% in 2023 and 2024 25% in 2025 through 2027, and 29.5% starting on 2028.

The amount of the tax unit is set by the Peruvian government on a yearly basis. In 2022, it equates S/ 4,600.

Pursuant to that rule, companies performing forestry activities may also enjoy of an accelerated depreciation rate of 20% on investments in infrastructure works destined to forestry management and exploitation. This benefit shall be available until 2025, unless extended.

Without prejudice to the former, companies located in the departments of Loreto and Madre de Dios, and in the districts of Iparia and Masisea of the Coronel Portillo province, and in the provinces of Atalaya and Purus of the department of Ucayali, may enjoy of a 5% preferential income tax rate so long as they carry out forest extraction activities. This benefit is set to expire in 2048.

Overview of the Laws and Regulations Relating to Our Business and Operations in France

The following sets forth a summary of the major laws and regulations applicable to our business in relation to forestry business in France.

Regulations Relating to Forestry Operation

In the field of forestry, regulations are published at the national (Council of State, ministries), regional and departmental (prefectures) or communal (town councils) level. Their scope of application is therefore broad. Circulars intended for administrations may complete this regulatory system.

The provisions with a national scope are integrated in:

-	the Forestry Code;

-	the Environment Code;

-	the Rural and Maritime Fishing Code.

Concerning public forests, it is necessary to mention the National Book of Forestry Prescriptions (CNPEF), which is mandatory for all those involved in public forests - service providers or clients purchasing wood - for forestry operations. This booklet replaces the National Forestry Regulations (RNEF) for all new agreements signed from 2020 onwards and lists all the applicable requirements in terms of environmental preservation, protection of forest stands, safety, the conduct of the operation and details the responsibilities of the operator and the repair of damage.

The legislation relating to forest exploitation is relatively complex from the point of view of both the owner of the parcel and the operator, given the numerous rules that coexist and apply under specific criteria (e.g. the size of the property, the nature of the stand, the surface area of the cut to be carried out, the presence or absence of a document or directive of forest management, etc.).

It is noteworthy that the activity of logging is not subject, as such, to the obtaining by the operator of a specific license of general scope. Instead, any logging on public domain is subject to obtaining a logging permit issued by the National Forestry Organization (under the supervision of the Ministry of Agriculture and the Ministry of the Environment) for a particular cut / parcel. With respect to logging within a private forest, it is the responsibility of the forest owner, depending on the situation, either to set up a Simple Management Plan approved by the Regional Center of Forest Ownership (CRPF), or to obtain a prior administrative authorization (from the prefecture or from the town council) in order to enable harvesting on his property.

In addition to the legal provisions, there are a number of standards:

-	at the European level, the “EN” standards known as “harmonized”, give presumption of conformity of a product in relation to the European Directives concerned; they are taken over in France by the AFNOR (French Association for Standardization);

-	at the worldwide level, the “ISO” standards.

A standard only becomes mandatory if a regulatory text refers to it. In the other cases, it is simply a technical specification of voluntary application. As mentioned in the “Business” section above, our French subsidiary, PARQUET NATURE (FRANCE), holds a certificate of conformity issued by the Programme for the Endorsement of Forest Certification (the “PEFC”). This certificate establishes that our subsidiary meets the requirements for PEFC Chain of Custody according to several standards within the scope of round woods and sawn woods – Physical Separation Method.

Lastly, there are prescriptions fixed by the general sales clause, in the case of purchase of standing timber from a forest owner. These clauses impose, for example, the respect of the infrastructures and timber of the remaining stand. They are not of a regulatory nature but contractual between the seller (forest owner or his representative) and the buyer (forest operator).

Regulations Relating to Foreign Investments and Foreign Exchange Control

Financial relations between France and foreign countries are free. As an exception, in a limited number of sectors related to national defense or likely to jeopardize public order and activities that are essential to guaranteeing the country’s interests, Article L. 151-3 of the Monetary and Financial Code requires prior authorization for foreign investments.

Foreign investments in France by non-residents must be reported to the French Treasury under certain circumstances. In accordance with Article R152-3 of the Monetary and Financial Code, if a non-resident acquires 10% or more of the equity or voting rights in a resident company, or if foreign-held equity or voting rights in a company rise above the 10% threshold, a return must be filed by a non-resident (for statistical reasons) with the Banque de France if the amount of the transactions exceeds EUR 15 million.

Lastly, a foreign investment is subject to authorization under the IEF procedure if three conditions are cumulatively met: condition relating to the source of the investment; condition relating to the nature of the planned transaction; condition relating to the nature of the target company’s activity, such as aerospace, civil protection, cybersecurity, artificial intelligence, robotics, some data centers, some semiconductors. If one of these conditions is not met, the investment is not subject to authorization. These criteria are provided for in the Monetary and Financial Code.

There are no exchange control or currency regulations.

Regulations Relating to Labor

Employment relationships in France are mainly regulated by:

-	EU regulations.

-	The Labor Code.

-	Industry and company collective bargaining agreements.

-	Internal regulations and practices.

-	Individual contractual terms.

Employment contracts must be drawn up for each specific job category, according to employment legislation and collective agreements in force. Statutory rights including notice period, minimum salaries, severance payment etc. are frequently enhanced by national industry sector collective bargaining agreements, which may apply simply on the basis of the company’s business activity and location.

The French social security system requires contributions from both employers and employees. Employees’ social security contributions are withheld from salary by the employer.

Staff representation

The workers in small and medium sized enterprises have the right to be represented by a collective body: the members of the “Comité Social et Economique”, who are elected by the employees. The CSE is mandatory for all enterprises with at least 11 employees. The numbers of the elects increase with the enterprise’s size.

Regulations Relating to Business Operation

Registration

Prior to the commencement of business operations in France, any company must be registered with the Trade and Companies Registrar (Registre du commerce et des sociétés) (RCS). Each establishment operated by any company must also be registered separately with the relevant Register of Commerce and Companies.

Reporting Requirements

Every French trading company, including French branches of foreign companies, must comply with accounting requirements and keep annual book accounts (balance sheet, profit and loss account, and, if required, management reports, minutes of the annual meeting regarding the approval of the accounts and allocation of profit), which must be filed with the Commercial and Companies Registry.

French law imposes beneficial ownership reporting requirements on all unlisted companies and foreign companies with a French branch. These companies must identify and disclose the identity of any individual who:

-	Directly or indirectly owns more than 25% of the company’s capital or voting rights.

-	Exercises control over the company within the meaning of the Commercial Code.

Statutory Auditors

An auditor must be appointed by commercial companies that exceed at least two of the three thresholds requiring the appointment of a statutory auditor (i.e. (i) turnover of 8 million Euros, (ii) total balance sheet of 4 million Euros and (iii) 50 employees).

Our French subsidiary, PARQUET NATURE (FRANCE), is subject to the obligation to appoint auditors, with which it is in compliance.

Regulations Relating to Personal Data Protection

Organizations processing personal data (which includes employee data, customer data, and business contact information) must comply with the General Data Protection Regulation (GDPR), which is applicable since May 25, 2018, and with the French Data Protection Act of January 6, 1978, as modified in June 2018.

Organizations are also encouraged to appoint a Data Protection Officer we will oversee several missions to assist them.

An independent administrative authority is responsible for monitoring compliance with the legislation and has the power to impose sanctions, namely the Commission nationale de l’informatique et des libertés (CNIL).

Regulations Relating to Anti-Money Laundering (AML) and Counter-Terrorism Financing (CTF)

Beginning in 2016, France took several important steps to strengthen its approach to anti-money laundering. These steps included incorporating EU Directives into the country’s laws.

On December 1, 2016, France transposed the Fourth EU Directive on anti-money laundering (AMLD4) by Order no 2020-115 of 12 February 2020.

Provisions relating to the fight against AML/CFT are found primarily in the Penal Code and the Monetary and Financial Code (CMF).

The CMF imposes the following main obligations on financial institutions and other designated businesses concerning AML/CTF requirements:

-	Customer due diligence, with a duty to clearly: (i) identify/verify the customer’s identity, (ii) identify/verify the beneficial owner’s identity, (iii) obtain information on the nature and purpose of the business relationship to establish the customer’s risk profile, (iv) establish ongoing monitoring to report risky transactions and to maintain and update customer information.

-	Obligation to keep information record for five years from the account closure date or from the termination date of the business relationship.

-	Obligation to report specific transactions or suspicious operations and activities, where applicable.

-	Obligation to implement AML procedures and policies, as well as internal controls and compliance programs.

The Intelligence Processing and Action against Illicit Financial Networks Unit (“TRACFIN”) is the designated financial intelligence unit and the national reporting authority for collecting, analyzing, and enriching information reported by, inter alia, financial institutions and other businesses subject to AML requirement. The designated businesses subject to AML requirements are listed under Article L. 561-2 of the Monetary and Financial Code. Amongst the non-financial entities subject to AML requirements include real estate agents, accountants, auditors, auction sellers, notaries, gambling and betting operators, sports agents, art and antiques dealers and lawyers.

Aside from the above-mentioned specific requirements, all companies and economic interest groups registered in France, all foreign commercial companies with a branch in France and all other legal entities registered in France are required to file at the Trade and Companies Registry a document identifying their beneficial owners, and the type of control over the legal entity such owners exercise.

Our French subsidiary, PARQUET NATURE (FRANCE) is not deemed to be a reporting institution. Nevertheless, we are required to comply with the provisions relating to the fight against AML/CFT.

Regulations Relating to Intellectual Property

French law on intellectual property rights is the result of national statutory and regulatory provisions, statutory provisions implementing international and multilateral agreements, and European regulations having direct effect in France as a Member State of the European Union.

In this respect, France is a party to the Paris Convention for the Protection of Industrial Property of 20 March 1883, which introduces key mechanisms, such as the priority right.

France is also a party to a number of special agreements. Some of these allow for an international filing of applications for registered intellectual property rights: for trademarks, the Madrid Agreement Concerning the International Registration of Marks of 14 April 1891 and the Madrid Protocol of 27 June 1989.

The implementation of these international rules and the articulation of French law and notably French intellectual property law with these international rules is codified with French national substantive law in the French Intellectual Property Code (CPI).

French law as codified in the CPI provides for specific provisions regarding several intellectual property rights, including trademarks. Trade secrets law is codified in the French Commerce Code.

Regulations Relating to the Commercial Relationships

In France, commercial relationships between professionals are mainly regulated by the Commercial Code.

This Code establishes the obligations to be respected by professionals in relationships between professionals (B2B relationships) at the several steps of the commercial relationships: negotiation, billing, payment.

During negotiations, the seller is required to communicate his general terms and conditions of sale to any business customer who requests them, however, the establishment of these general conditions of sale is not an obligation.

If general terms and conditions of sale are issued, some mandatory mentions must appear such as (the list is not exhaustive): terms of sale and payment, the elements for determining the price, such as the unit price scale and any price reductions.

The issuing of invoices is also regulated. Several mandatory mentions must appear on the invoice such as:

-	Parties’ name and address;
-	Date of sale or service;
-	Quantity and precise name of products or services;
-	Unit price before tax and possible discounts;
-	Due date for payment and penalties for late payment;
-	Invoice address, if different from the customer’s, and purchase order number if applicable.

Other mentions are set out in the Commercial Code relating to the identification of the company (i.e.: registration number, registered office).

It should be noted that in addition to the rules of the Commercial Code on this topic, there are those of tax law.

The payment is also subject to regulations, this latter must respect the deadlines set out in the Commercial Code failure to do so may result in sanctions (i.e.: administrative fine, interest on arrears, fixed compensation for recovery costs).

Overview of the Laws and Regulations Relating to Our Business and Operations in China

Regulations Related to Foreign Investment

Investment activities in China by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (the “Encouraged Industries Catalog”) and the Special Management Measures (Negative List) for the Access of Foreign Investment (the “Negative List”), which were promulgated and are amended from time to time by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (the “NDRC”), and together with the PRC Foreign Investment Law (the “FIL”), and their respective implementation rules and ancillary regulations. The Encouraged Industries Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories in terms of the level of participation permitted to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Encouraged Industries Catalog are generally deemed as falling into a fourth category of “permitted” industries unless specifically restricted by other PRC laws.

On December 27, 2020, MOFCOM and the NDRC released the Encouraged Industries Catalogue (2020 Version), which became effective on January 27, 2021, to replace the then existing Encouraged Industries Catalog. On December 27, 2021, MOFCOM and the NDRC released Negative List (2021 Version), which became effective on January 1, 2022, to replace the then existing Negative List. The Negative List (2021 Version) sets forth the industries in which foreign investments are restricted or prohibited. Industries that are not listed in the Negative List (2021 Version) are generally permitted to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

On March 15, 2019, the National People’s Congress (the “NPC”) promulgated the FIL, which became effective on January 1, 2020 and replaced the main body of laws and regulations then governing foreign investment in China. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in China, which include any of the following circumstances: (1) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (2) foreign investors obtaining shares, equity interests, interests in property or other similar rights and interests of enterprises within China, (3) foreign investors investing in new projects in China solely or jointly with other investors, and (4) investment by other means as specified in laws, administrative regulations, or as stipulated by the State Council.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The FIL provides that foreign invested entities operating in “restricted” or “prohibited” industries will require entry clearance and other approvals.

On December 26, 2019, the State Council promulgated the Implementing Rules of Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level of openness.

On December 30, 2019, MOFCOM and the State Administration for Market Regulation (the “SAMR”) jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit information relating to the investment to the competent commerce department.

Regulations Related to Foreign Exchange

General Administration of Foreign Exchange

According to the Regulations on the Control of Foreign Exchange, which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 5, 2008, payments for transactions that take place within the PRC must be made in RMB. RMB is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

SAFE Circular No. 59

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and was further amended on May 4, 2015, October 10, 2018 and December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for FIEs.

SAFE Circular No. 13

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, and was further amended on December 30, 2019, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

SAFE Circular No. 19

The Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises, or the SAFE Circular No.19, which was promulgated by the SAFE on March 30, 2015, and became effective on June 1, 2015, and was further amended on December 30, 2019, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, FIEs are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign- invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign- invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

Based on the foregoing, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application. If we intend to provide funding to our WFOE through capital injection at or after their establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the State Administration for Industry and Commerce or its local counterparts, file such and register such with the local banks for the foreign exchange related matters.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014, as an attachment of Circular 37. On February 13, 2015, SAFE promulgated the SAFE Circular No. 13, effective from June 1, 2015, which further amended SAFE Circular 37 by requiring domestic residents to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines of less than RMB50,000. Mr. Hok Pan Se, our director and controlling shareholder, who is a permanent resident of Macau, is not required to apply for the registration. We cannot assure you that each of our Chinese resident shareholders has completed or will complete the registration process as required by Circular 37.

Regulations Related to Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law most recently amended in 2018 and the FIL. Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Intellectual Property Rights

Regulations on Trademarks

According to the current Chinese trademark law and regulations, a trademark which has been approved and registered by the trademark office is a registered trademark, including a trademark of goods, services, collective trademark and certification trademark. The trademark registrant shall enjoy the exclusive right to use the trademark and the protections afforded by law. The trademark law also specifies the scope of registered trademarks, procedures for registration of trademarks and the rights and obligations of trademark owners. As of the date of this prospectus, we have completed trademark registration of six trademarks in China and own the exclusive right to use such trademark.

Regulations on Domain Names

The Ministry of Industry and Information Technology of the PRC, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate and complete information of their identities to the domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure.

Regulations on Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, is primarily aimed at regulating the rights and obligations of employers and employees, including the establishment, performance and termination of such relationship. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with certain national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, and came into force as of July 1, 2011, and most recently amended on December 29, 2018, together with other laws and regulations, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. When an employer fails to pay social insurance premiums in full, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in April 3, 1999 and recently amended in March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Tax

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishments or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Withholding Income Tax

The Enterprise Income Tax Law and its implementation rules provide that since January 1, 2008, an income tax withholding rate of 10% will normally apply to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatment in connection with dividends, interest, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation, or SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to small-scale taxpayers is 3%. If a small-scale taxpayer’s total monthly sales amount does not exceed RMB100 thousand and its quarterly sales volume does not exceed RMB300 thousand, the VAT will be exempted.

Tax on Indirect Transfer

On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or Bulletin 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by SAT. Bulletin 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, are involved.

Regulations Related to Securities Offering and Listing Overseas

On December 24, 2021, the CSRC published the draft Administration of the State Council on the Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Administration Provisions, and the draft Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The identification of indirect overseas issuance and listing by a domestic enterprise shall follow the principle of substance over form, where an issuer falls under any of the following circumstances, it shall be deemed as indirect overseas issuance and listing by a domestic enterprise:(i) the operating income, total profits, total assets or net assets of the domestic enterprise in the latest financial year account for more than 50% of the relevant data in the issuer’s audited consolidated financial statements for the same period; (ii) Most of the senior officers in charge of business operation and management are Chinese citizens or have habitual residences in China, and the main places of business operation are located in China or are mainly carried out in China. As of the date of this prospectus, these drafts have not come into effect yet, while we cannot preclude the possibility that we may be subject to this provisions and required to file with the CSRC.

Regulation on Data Protection and Cybersecurity

Personal Information Protection Law

According to the Personal Information Protection Law of PRC, which came into force on November 1, 2021, no organization or individual may illegally collect, use, process, or transmit any personal information of another person, or illegally deal in, provide, or disclose any personal information of another person. Any personal information processor to provide personal information abroad shall meet certain conditions and take necessary measure to ensure that the activities carried out by overseas recipients on such personal information shall meet the same standards of protection provided in this Law.

Cybersecurity Law

According to Cybersecurity Law of the People’s Republic of China, which came into force on June 1, 2017, the network operators shall neither collect personal information unrelated to the service they provide, collect or use personal information in violation of the PRC laws and regulations, disclose, distort or damage personal information they collect, nor provide such information to others without the agreement of the person whose information is collected except on certain circumstances provided in this Law.

Data Security Law

According to Data Security Law of the People’s Republic of China, which came into force on September 1, 2021, the government shall establish a classified and graded data protection system to protect the data security. Any organization or individual collecting data shall adopt lawful and proper methods and shall not steal data or obtain them by other illegal means.

MANAGEMENT

Our current directors and executive officers, their ages and positions are as follows:

Directors and Executive officers	Age	Position
Mr. Hok Pan Se	62	Director, chairman of the Board
Mr. Zhihua Liang	56	Director, senior consultant
Mr. Kam Pang Chim	45	Chief financial officer
Mr. Jianjun Zeng	39	Chief executive officer
Mr. Heung Ming Henry Wong	53	Independent Director Nominee*
[*]	[*]	Independent Director Nominee*
[*]	[*]	Independent Director Nominee*

* These individuals will become directors of the Company upon the effectiveness of the registration statement of which this prospectus forms a part.

Below is a summary of the business experience of each of our executive officers and directors:

Mr. Hok Pan Se, age 62, is our Director and chairman of the Board, and is primarily responsible for the overall strategic planning, business development and management of our Group. Mr. Se began his career in the flooring products industry in 1995 and has over 20 years of experience in the flooring products industry. Since 2007, Mr. Se has been a director and chairman of Nature Home Holding Company Limited (“Nature Home”), a company which was formerly listed on The Stock Exchange of Hong Kong Limited (stock code: 2083.hk) and privatized in October 2021. As at the date of this prospectus, Mr. Se also held the following prominent positions outside of our Group: member of the Standing Committee of the Gansu Provincial Committee of the Chinese People’s Political Consultative Conference (CPPCC), one of the draftsmen for the National Standard for Solid Wood Flooring in China, vice-chairman of Flooring Committee of China Timber Circulation Association, member of the China Association for Quality Inspection, member of the China Timber Standardization Technical Committee, honorary president of Macau General Association of Real Estate, vice president of The Industry and Commerce Association of Macau as well as adjunct professor at Nanjing Forestry University. To recognize Mr. Se’s contribution to the field, he has received the following awards: the Most Influential Figures in the 15-Year Development of China’s Flooring Industry (2010), 2015 Top Ten Persons of the Year in China’s Timber and Wood Products Industry, 2016 World Flooring Industry Business Summit Outstanding Entrepreneur, 2016 Elected Person for China Home Furnishing Industry Hall of Fame, 2016 Person of the China Economic News as well as Top Ten People in China’s Home Furnishing Industry in 2017.

Mr. Zhihua Liang, age 56, is our Director and senior consultant, and is primarily responsible for our Group’s human resources management and manufacturing strategic planning. Mr. Liang has extensive experience in the flooring industry as well as human resources and production management. Mr. Liang has been a director of our Group since January 2018. Mr. Liang held different major positions in Nature Home and its subsidiaries (the “Nature Home Group”) since 2006, including serving as the general manager of human resources and the production department of the Nature Home Group. Mr. Liang was appointed as an executive director and the president of the Nature Home in January 2014 and ceased to be the president of Nature Home in February 2018. Mr. Liang was re-designated as a non-executive director of Nature Home since March 2019. He was awarded the “Foshan Dacheng Entrepreneur” in 2019 and the “Outstanding Entrepreneur” in Gaogang District of Taizhou in 2017. Mr. Liang obtained his Bachelor of Preventive Medicine degree from the Guangdong Pharmaceutical University in July 1990.

Mr. Kam Pang Chim, age 45, is our chief financial officer, and is primarily responsible for formulating corporate strategies, overall management of financial, mergers and acquisitions and capital market affairs of our Group. Mr. Chim has over ten years of experience in finance performance control, multi-location finance team management and fundraising. Mr. Chim has worked as the chief financial officer of a subsidiary of our Group since September 2019. Prior to joining our Group, from August 2009 to January 2019, Mr. Chim served in the positions of chief financial officer in a US-listed group and a HK-listed group, and was primarily responsible for strategic planning, business model development and finance management. Mr. Chim obtained his Bachelor of Business Administration degree from Lingnan University in November 2003.

Mr. Jianjun Zeng, age 39, is our chief executive officer, and is primarily responsible for the overall coordination of management and operation of our Group. Mr. Zeng has 10 years of strategic management experience in multinational groups and 16 years of experience in wood industry, and Mr. Zeng has acted as the chief executive officer of our Group since August 2020. Prior to that, from January 2019 to August 2020, he worked as the general manager of the commercial and resilient floor center at Nature Home (China) Co., Ltd (a member of the Nature Home Group), and was responsible for the overall operation of resilient flooring, including product development, production and sales. From June 2017 to January 2019, Mr. Zeng worked as the marketing director of the international business department at Nature Home (China) Co., Ltd., and was responsible for overseas marketing management. Mr. Zeng obtained his Bachelor of International Economics degree from Guangdong University of Finance & Economics in June 2006.

Mr. Heung Ming Henry Wong, age 53, will be appointed as our independent Director upon the effectiveness of the registration statement of which this prospectus forms a part and will be a member of the [*]. Mr. Wong has more than 29 years of experience in finance, accounting, internal controls and corporate governance in the United States, Singapore, China and Hong Kong. Mr. Wong has served as an independent non-executive director of Helens International Holdings Company Limited (a company listed on the Hong Kong Stock Exchange, stock code 9896), since August 2021. Mr. Wong has also been serving as an independent non-executive director of Ostin Technology Group Co., Ltd. (stock ticker: OST), a Nasdaq listed company, since April 2022. Prior to that, in between 2010 and 2021, Mr. Wong also served as an independent non-executive director in a number of companies including TD Holdings, Inc (stock ticker: GLG), a Nasdaq listed company, Raffles Interiors Limited (a company listed on the Hong Kong Stock Exchange, stock code 1376), Shifang Holding Limited (a company listed on the Hong Kong Stock Exchange, stock code 1831) as well as Meihua International Medical Technologies Co., Ltd. (stock ticker: MHUA). Prior to that, Mr. Wong worked as the chief financial officer and senior finance executives of various companies including being the chief financial officer of Frontier Services Group Limited (a company listed on the Hong Kong Stock Exchange, stock code 0500) and Beijing Oriental Yuhong Waterproof Technology Co., Ltd., the latter being a leading waterproof materials manufacturer in China and a company listed on the Shenzhen Stock Exchange (stock code: 2271). Mr. Wong graduated from the City University of Hong Kong in 1993 with a bachelor’s degree in Accountancy and also obtained a master’s degree in Electronic Commerce from The Open University of Hong Kong in 2003. He is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

The ages and positions of other key employees of our Group are as follows:

Key employees	Age	Position
Mr. Shwe Sai	56	General manager (Peru)
Mr. Richard Elvis Reategui Guzman	47	Head of forest engineer
Mr. Ka Wai Se	29	Head of sales department
Mr. Patrick Orain	58	Head of procurement

Below is a summary of the business experience of other key employees of our Group:

Mr. Shwe Sai, age 56, is the general manager (Peru) of our Group’s subsidiary, Maderera Industrial Isabelita S.A.C. and is primarily responsible for the overall operation of the base in Peru, including forest management, factory processing and export sales. Mr. Sai has more than 40 years of experience in the wood industry, and has extensive experience in wood processing and forestry planning and management in Peru. Mr. Sai joined our Group in 2016, and has served in a number of positions including finance, factory director and operation director. As at the date of this prospectus, he is serving as the general manager of Maderera Industrial Isabelita S.A.C., a subsidiary of our Group, and has in the past taken up a leading role in major business expansion projects. Prior to joining our Group, from September 1997 to 2015, Mr. Sai worked as the general manager of Myanmar New Hong Kong Yubao Industry and Trade Co., Ltd, responsible for operation management of the company. From January 1994 to August 1997, Mr. Sai was the manager at Yunan Ruili Yongxin Co., Ltd. From September 1987 to December 1983, Mr. Sai worked in the finance department of Guangdong Tianbao Wood Industry Co., Ltd.

Mr. Richard Elvis Reategui Guzman, age 47, is the head of forest engineer of our Group’s subsidiary, Maderera Industrial Isabelita S.A.C., since 2018, and is primarily responsible for forest planning in Peru, coordinating the management of the forest data chain related to chain-of-custody (CoC) certification and the development of FSC certification. He has over 19 years of experience in forestry, possessing in-depth knowledge on forest development processes, forestry certificates and production. Prior to joining our Group, from 2016 to 2017, he was the head of forest management at a forestry and logging company based in Peru, responsible for controlling and verifying traceability, and monitoring deforestation activities. From 2009 to 2015, he worked as a forest engineer, responsible for controlling and monitoring on-site forest harvesting and the transportation of logs, and the management of FSC certification. In between 2003 and 2008, Mr. Reategui Guzman had worked as a forest census coordinator and supervisor, responsible for forest census and the supervision of harvesting and piling work, and a forest assistant, responsible for researching the installation and evaluation of permanent sampling plots. Mr. Reategui Guzman obtained the title of forestry engineer and published scientific articles in the library of the Peruvian Amazonian Institute. Mr. Reategui Guzman graduated from the National University of the Peruvian Amazon with the title as a forest engineer in May 2008.

Mr. Ka Wai Se, age 29, is the head of sales department of our Group’s subsidiary, Swift Top Capital Resources Limited, and is primarily responsible for coordinating and planning our Group’s marketing and sales strategies. He is a son of Mr. Hok Pan Se, our Director and chairman of the Board. Mr. Se joined our Group in June 2017 as a project manager of customer relationship management system for flooring in China, and has since June 2018 worked as the sales manager of Nature Wood China, being in charge of the sales in the European market. Prior to joining our Group, Mr. Se worked in Adfaith management consulting Inc from July to August 2014. Mr. Se obtained his Bachelor in Biotechnology degree from University College London in September 2015, and obtained a Master of Research degree in computational methods in ecology and evolution from Imperial College London in September 2016.

Mr. Patrick Orain, age 58, is the head of procurement of our Group’s subsidiary, Parquet Nature (France) S.A.R.L. since September 2018, and is primarily responsible for the planning, design and procurement management of local products in France. Mr. Orain is the third generation in his family to engage in the trading of wood. Prior to joining our Group, from 1984 to 2018, Mr. Orain worked as a wood trader in other companies, being responsible for exports of wood products.

Family Relationships

Mr. Zhihua Liang, our Director and senior consultant, is the brother-in-law of Mr. Hok Pan Se, our Director and chairman of the Board. Mr. Ka Wai Se, our head of sales department, is a son of Mr. Hok Pan Se, our Director and chairman of the Board. Except as disclosed, no other Director or executive officer has a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements

We have entered into employment agreements with each of our executive officers (other than Directors) and a consultancy agreement with Zhihua Liang, our Director, in connection with his position as senior consultant of our Group. The executive officers and Zhihua Liang (in his capacity as senior consultant of the Group) are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate the employment of an executive officer or senior consultant under applicable laws and regulations.

Each executive officer has agreed during and after the termination or expiry of his or her employment agreement, not to reveal to any person or use all information, know-how and records that is confidential or not, which may come to their knowledge during their employment, except as authorized or required by their duties to do so. The restriction shall cease to apply to information or knowledge which may come into the public domain.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our Directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of [5] Directors, comprising [2] Directors and [3] independent Directors, upon the SEC’s declaration of effectiveness of the registration statement of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our Board.

Our Directors have a balanced mix of knowledge and skills. We have [3] independent Directors with different industry backgrounds, representing a majority of the members of our Board. We also achieved gender diversity by having [*] female independent Director out of the total of [3] independent Directors. Our Board is well balanced and diversified in alignment with the business development and strategy of our Group.

Committees of the Board of Directors

We plan to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of [*], [*], and [*] and is chaired by [*]. We have determined that each of these three Director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that [*] qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of [*], [*], and [*] and is chaired by [*]. We have determined that each of these three Directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of [*], [*], and [*] and is chaired by [*]. We have determined that each of these three Directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Controlled Company Exception

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules. We will be a “controlled company” within the meaning of Nasdaq rules. As at the date of this prospectus, approximately 86.25% of the issued share capital of the Company is owned by Easy Bliss Limited, which in turn is owned approximately 60.2% by Mr. Hok Pan Se, our Director. Mr. Hok Pan Se therefore beneficially owns approximately 51.9% of our total voting power as at the date of this prospectus. Following completion of this offering, approximately [*]% of the issued share capital of the Company will be owned by Easy Bliss Limited and Mr. Hok Pan Se will in turn beneficially own approximately [*]% of our total voting power. Under the Nasdaq rules, a company of which more than 50% of the voting power with respect to the election of directors is held by an individual, a company or a group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

–	that a majority of its board of directors consist of independent directors;

–	that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

–	that its compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Duties of Directors

Under BVI law, our Directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. You should refer to “Description of Shares and Governing Documents — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of $496,539 (equivalent to approximately RMB3.2 million) in cash (including salaries and mandatory provident fund) to our Directors and executive officers and did not grant any option to them. We have not made any agreements with our Directors to provide benefits upon termination of employment.

Term of Directors

Pursuant to our memorandum and articles of association, each Director holds office for the term, if any, fixed by the resolution of the shareholders of the Company or resolution of Directors appointing him or her, or until his or her earlier death, resignation or removal. If no term is fixed on the appointment of a Director, the Director serves indefinitely until his or her earlier death, resignation or removal.

Mr. Hok Pan Se has served the office as our Director since September 22, 2011 and Mr. Zhihua Liang has served the office as our Director since December 13, 2018. No fixed term was stipulated for both directors when they were appointed as directors.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

The Company’s share option scheme (the “Scheme”) was adopted pursuant to an ordinary resolution of the shareholders passed on September 1, 2019 for the primary purpose of providing incentives to directors and eligible employees and will expire on the date of the listing of shares of the Company. Under the Scheme, the directors of the Company may grant options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

At December 31, 2021, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 8,160,000 (2020: 8,160,000), representing 8% (2020: 8%) of the shares of the Company in issue at that date. The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders. The number of shares issued and to be issued in respect of which options granted and may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders.

Options granted must be taken up within 1 month of the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is HK$4.661 per share.

Details of number of options granted to our directors, executive officers and key employees are as follows:

Name	Number of share options granted
Mr. Hok Pan Se	2,157,000
Mr. Zhihua Liang	500,000
Mr. Kam Pang Chim	1,082,000
Mr. Jianjun Zeng	1,203,000
Mr. Ka Wai Se	768,000
Mr. Shwe Sai	720,000

RELATED PARTY TRANSACTIONS

Set forth below are the related party transactions of our Group that occurred during the past three fiscal years up to the date of this prospectus.

Name	Relationship	Nature	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Mr. Hok Pan Se	Ultimate beneficial shareholder	Interest expense on shareholder loans	431,964	261,695	118,901
Mr. Hok Pan Se	Ultimate beneficial shareholder	Interest expense on convertible bonds	51,875	-	-
Fo Shan Sunde Daziran Investment Management Limited	Joint control over the entity by ultimate beneficial shareholder	Lease payments made	21,156	11,584	18,816
Total			502,958	273,872	136,432

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him/her, subject to applicable community property laws.

	Ordinary Shares beneficially owned prior to this offering		Ordinary Shares beneficially held immediately after this offering
Name of Beneficial Owners	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
5% or greater shareholders
Easy Bliss Limited	90,787,458	86.25%	[*]	[*]
Hok Pan Se (1)	54,654,049	51.9%	[*]	[*]
Son I Un (1)	1,676,592	34.3%	[*]	[*]

Ample Support Developments Ltd.	5,263,000	5%	[*]	[*]
Soi Peng Un (2)(3)	5,826,788	5.5%	[*]	[*]

Directors and executive officers
Hok Pan Se (1)	54,654,049	51.9%	[*]	[*]
Zhihua Liang	5,000,000	4.8%	[*]	[*]
Kam Pang Chim	-	-	[*]	[*]
Jianjun Zeng	-	-	[*]	[*]
Heung Ming Henry Wong	-	-	[*]	[*]
[*]	-	-	[*]	[*]
[*]	-	-	[*]	[*]
Directors and executive officers as a group (7 individuals)	-	-	[*]	[*]

(1)	Easy Bliss Limited is owned as to 60.2% by Mr. Hok Pan Se and 39.8% by Ms. Son I Un. Mr. Se Hok Pan is our Director and Ms. Un Son I is the spouse of Mr. Se Hok Pan. Mr. Hok Pan Se and Ms. Son I Un are deemed to hold the voting and dispositive power over the Ordinary Shares held by Easy Bliss Limited. Mr. Hok Pan Se and Ms. Son I Un did not enter into any voting arrangement or agreement.

(2)	Ample Support Developments Ltd. is wholly-owned by Ms. Soi Peng Un. Ms. Soi Peng Un , who is the sister of Ms. So I Un and the sister-in-law of Mr. Hok Pan Se is deemed to hold the voting and dispositive power over the Ordinary Shares held by Ample Support Developments Ltd.

(3)	Ms. Soi Peng Un also holds 13.39% interest in Linking Stars Limited, which in turn holds 4% interest in our Company.

DESCRIPTION OF SHARES AND GOVERNING DOCUMENTS

We are a British Virgin Islands company with limited liability and our affairs are governed by our amended and restated memorandum and articles of association (the “Memorandum” and “Articles of Association” respectively) (as amended and restated from time to time), and the BVI Business Companies Act of 2004 (as amended) (the “BVI Act”) which is referred to as the BVI Act below and the common law of the British Virgin Islands.

We were incorporated as a BVI Business Company on September 22, 2011 under the name “CHINA NATURE WOOD INDUSTRY GROUP LIMITED” pursuant to the BVI Act. On September 9, 2022, our name was changed to “NATURE WOOD GROUP LIMITED”.

The following are summaries of material provisions of our Memorandum and Articles of Association and the BVI Act insofar as they relate to the material terms of our ordinary shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles of Association, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. At the completion of this offering, there will be [*] Ordinary Shares issued and outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [*], at [*].

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles of Association do not provide for cumulative voting.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, date and place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If there shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either the BVI Act or our Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our Directors may not resolve or refuse or delay the transfer of the Ordinary Shares unless the person transferring the Ordinary Shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors, on the terms established at the time of the issuance of such shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued Ordinary Shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid Ordinary Shares and such fully paid Ordinary Shares shall not be subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

If at any time, our Company is authorized to issue more than one class of Ordinary Shares, all or any of the special rights attached to any class of shares may be amended with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

●	amend our Memorandum and Articles of Association to increase or decrease the maximum number of shares we are authorized to issue;
●	subject to our Memorandum and Articles of Association, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and
●	subject to our Memorandum and Articles of Association, consolidate our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

Our Memorandum and Articles of Association do not entitle us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Under BVI Act, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (our charter), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our Directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association (our charter) on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Memorandum and Articles of Association (our charter) authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued Ordinary Shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law, which governs companies incorporated in the state of Delaware.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Part IX of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Memorandum or Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have 20 days from the dates of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within 7 days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty days, then the company and the shareholder shall, within twenty days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the Delaware General Corporation Law. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

●	Prejudiced members: A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside. There is no similar provision under Delaware law.

●	Derivative actions: Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it. We would normally expect BVI courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative action in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders. Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the board of directors of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

Just and equitable winding up: In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our Director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our Directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that provide for a staggered board of Directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under BVI law, our Directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.

Directors’ fiduciary duties

Under BVI law, our Directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our Directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our Directors must ensure neither they nor the company acts in a manner that contravenes the BVI Act or our Memorandum and Articles of Association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our Directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

BVI law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

The BVI law does not expressly permit cumulative voting for directors, our Memorandum and Articles of Association do not provide for cumulative voting either. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75% of the vote of the shareholders entitled to vote or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute and our memorandum and articles of association do not expressly provide for the same protection afforded by Delaware business combinations statute.

Dissolution; Winding Up

Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.  Under BVI law and our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Options

We currently have granted the following outstanding options to our officer and directors to purchase our Ordinary Shares:

Number of options
Hoj Pan Se	2,157,000
Zhihua Liang	500,000
Other employees	5,503,000
Total	8,160,000

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Ordinary Shares, and while we intend to apply for approval to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have [*] outstanding Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option or the outstanding options. Of that amount, [*] Ordinary Shares will be publicly held by investors participating in this offering, and Ordinary Shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

●	the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

●	we have been subject to the Exchange Act periodic reporting requirements for at least ninety (90) days before the sale; and

●	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

●	1% of the number of Ordinary Shares then outstanding, which will equal approximately shares immediately after the closing of this offering based on the number of Ordinary Shares outstanding as of December 31, 2021; or

●	the average weekly trading volume of our Ordinary Shares in the form of Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

●	none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and

●	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

Our Directors, executive officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days from the date of this prospectus, without the prior written consent of the underwriters. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

BVI Taxation

Our Company and all distributions, interest and other amounts paid by our Company to persons who are not resident in the BVI are exempt from the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our Company. All instruments relating to transfers of property to or by our Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to the business of our Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company or its shareholders.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Ordinary Shares pursuant to this offering and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our Ordinary Shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest and other amounts paid by us in respect of our shares to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any of our shares, debt obligations or other securities. All instruments relating to transactions in respect of our shares, debt obligations or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in British Virgin Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain BVI, Peru, French and PRC income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI, Peru, French and PRC laws.

BVI Taxation

The BVI currently levies no taxes on individuals or corporations who are not persons resident in the BVI based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the BVI except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the BVI. The BVI is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the BVI.

Taxation in Peru

The following is a general summary of material Peruvian tax matters under Peruvian law, as in effect on the date of this prospectus and describes the principal tax consequences of the ownership of ordinary shares of non-Peruvian companies which, in turn, are the direct or indirect owners of shares of Peruvian entities, as the Ordinary Shares, by non-resident individuals or entities (“Non-Peruvian Holders”). Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to holders of shares and could alter or modify the conclusions set forth herein. This summary does not purport to be a legal opinion, nor is it intended to be a comprehensive description of all of the tax considerations that may be relevant to a decision to make an investment in the Ordinary Shares. In addition, it does not describe any tax consequences arising under the laws of any taxing jurisdiction other than Peru or applicable to an individual or entity resident of Peru or to a person with a permanent establishment in Peru.

For purposes of Peruvian taxation:

●	individuals are residents of Peru, if they are Peruvian nationals who have established their place of residence in Peru or if they are foreign nationals with a permanence of 183 days in Peru in any 12-month period (in the latter case, the condition of Peruvian resident can only be acquired as of the 1st of January of the year following the fulfillment of residence conditions); and,

●	legal entities are residents of Peru if they are established or incorporated in Peru.

Cash Dividends and Other Distributions

Cash dividends paid to Non-Peruvian Holders with respect to ordinary shares and amounts distributed with respect to the Ordinary Shares are currently subject to Peruvian withholding income tax at a rate of 5%. As a general rule, the distribution of additional ordinary shares representing profits, the distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to ordinary shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian income tax or withholding taxes.

Capital Gains

Pursuant to Article 6 of the Peruvian Income Tax Act, individuals and entities resident in Peru are subject to Peruvian income tax on their worldwide income while Non-Peruvian Holders are subject to Peruvian income tax only on their Peruvian source income.

Peruvian income tax law provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to income tax. Peruvian income tax law also provides that the taxable income resulting from the disposal of securities is equal to the difference between the sale price of the securities (which may not be less than their fair market value) and their tax basis.

Peruvian income tax law also sources in Peru the capital gains resulting from certain indirect transfers of ordinary shares issued by Peruvian entities. Among the cases where capital gains resulting from the transfer of ordinary shares of foreign entities are considered Peruvian source income are the following:

●	Where a seller, on a standalone basis or with its related parties, transfers, in a 12-month period, a number of ordinary shares of a foreign company representing 10% or more of its capital stock, provided that the value of those ordinary shares derives, in 50% or more, of the value of ordinary shares of Peruvian companies.

●	Where the value of the shares of Peruvian companies which were indirectly disposed of by a seller on a standalone basis, or together with its related parties, exceed, in a 12-month period, the equivalent of 40,000 tax units.

Pursuant to these rules, any capital gain resulting from the transfer of the Ordinary Shares shall be levied with income tax in Peru in case the transfer falls in one of the cases described above.

In the event the Ordinary Shares are exchanged into ordinary shares of the Peruvian subsidiaries, and such ordinary shares are disposed of, or in the event that the transfer of the Ordinary Shares is considered an indirect transfer of ordinary shares of the Peruvian subsidiaries as per the rules described herein, capital gains resulting therefrom will be subject to an income tax rate of either 5% or 30%, depending on where the transaction takes place. If the transaction is consummated in Peru, any capital gain will be subject to an income tax rate of 5%; and if the transaction is consummated outside of Peru, any capital gain will be subject to a 30% income tax rate. Peruvian income tax law regulations have stated with respect to the transfer of ordinary shares that transactions are deemed to be consummated in Peru if the ordinary shares are transferred through the Lima Stock Exchange.

Any Non-Peruvian Holder who acquires Ordinary Shares will have the following tax basis: (i) for Ordinary Shares purchased by the transferor, the acquisition price paid for the shares; (ii) for Ordinary Shares received by the transferor as a result of a share capital increase because of a capitalization of net profits, the par value of such ordinary shares; (iii) for other Ordinary Shares received free of any payment, tax basis will be: (x) zero or the cost borne by the transferor, in the case of individuals and (y) the fair market value at the time of the acquisition, in the case of entities, and (iv) for Ordinary Shares of the same type acquired at different opportunities and at different values, the tax basis will be the weighted average cost. In cases where Ordinary Shares are transferred by Non-Peruvian Holders outside the Lima Stock Exchange, the tax basis must be certified by the Peruvian tax administration prior to the time payment is made to the transferor; otherwise, it would not be possible to deduct the tax basis and the 30% Peruvian income tax would apply to the total sale price.

In any transaction relating to Peruvian securities through the Lima Stock Exchange, CAVALI (the Peruvian clearing house) will act as withholding agent of the Peruvian income tax. If the purchaser is resident in Peru and the sale is not performed through the Lima Stock Exchange, the purchaser will act as withholding agent. In other cases, the transferor shall be obliged to self-assess the tax and pay it to the Peruvian tax authorities within the first 12 business days of the month following the transfer.

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of Ordinary Shares. No stamp, transfer or similar tax applies to any transfer of ordinary shares.

Taxation in France

The following brief description of French enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amounts of dividends, if any, we are ultimately able to pay to our shareholders.

➢	Corporate income Tax in France (“CIT”)

The main legislation that governs a person’s income tax in France is the “Code Général des Impôts” (French tax code, hereafter “FTC”). The regulatory body implementing and enforcing the FTC is the “Direction Générale des Finances Publiques”.

The tax year is generally the calendar year, although a company may choose a different tax year-end date. The tax year is 12 months but can be shorter or longer in certain cases.

CIT base is territorial, which means that a French resident company is subject to CIT on its French-source income (i.e., deriving from business carried on in France, real estate located in France, capital gains, dividends or interests).

A company is French tax resident if its registered office or place of effective management is in France (generally defined as the place where the directors’ meetings concerning management and control of the company are held). A company incorporated under French commercial law is deemed to be tax resident.

Taxable income corresponds to the business net profit (i.e., on the corporate’s income less its deductible expenses).

The standard CIT rate is 25%. A reduced rate of 15% applies to small and medium corporations for their net taxable profits below €38,120. In addition to corporation tax, a social surtax of 3.3% applies to taxpayers, where their corporate tax liability of the relevant fiscal year exceeds €763,000. The surtax is assessed on the amount of the corporation tax due.

Dividends and capital gains are generally considered as ordinary income and are subject to CIT at the standard rate. However, dividends paid by qualifying subsidiaries and capital gains derived from the sale of qualifying shareholdings may benefit from an exemption regime.

➢	Foreign-Sourced Income

As indicated above, CIT base is territorial. Foreign-source income is generally not subject to CIT, except in case of application of anti-avoidance rules apply, which concerns (notably):

-	The transfer pricing, under which French entities that are controlled by entities established outside France (or that control such entities – NA in the present case) are subject to CIT on profits transferred, directly or indirectly, to an entity located abroad through an increase or decrease in purchase or sales prices, or by any other means).
-	The profits made by subsidiaries or establishments located in a NCST (NA in the present case),
-	The payments made from France in a Non-Cooperative States or Territories (NCST) (see our developments below on that point).

➢	Profit Distribution and Withholding Tax

Pursuant to Article 119 bis 2 of the FTC, dividends distributed by corporations which have their registered office in France to non-French tax residents (individuals or legal entities), are subject to withholding tax in France (being specified that this French domestic law provision applies unless provided otherwise by a tax treaty provision, which may reduce the withholding tax rate, or even abolish it altogether. However, there is no double taxation agreement signed between France and BVI).

According to Article 187-1 of the FTC, the tax rate applicable depends on the beneficiary status and his place of location. When the beneficial owner is a corporation, the applicable withholding tax rate correspond to the standard corporate tax rate (i.e., 25%). A tax exemption regime may apply for distributions made to entities established in a Member State of the European Union.

However, Article 187-2 of the FTC provides that the withholding tax rate is increased to 75%, when the distributed income is paid in an NCST, regardless of the tax domicile or place of location of the beneficiary. Thus, this increased tax rate does not apply when the payment is made in an account opened with a bank located in a cooperative State, even though the beneficial owner is himself established in an NCST. Moreover, pursuant to the safeguard clause provided by Article 187.2 of the FTC, even in case of payment in a NCST to a beneficiary established in a NCST, the 75% tax rate does not apply if the debtor manages to prove that the distributions have neither the purpose nor the effect of allowing their location in an NCST for tax evasion purposes.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of the Company, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC; decisions relating to the offshore subsidiaries’ human resource matters are made mainly by themselves at their own discretion, without review or approval by organizations or personnel in the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that the Company and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

See note 22 of the notes to the consolidated financial statements included elsewhere in this prospectus for a discussion of taxation.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters named below, for whom AMTD Global Markets Limited is acting as the representative, we have agreed to sell to the underwriters, and the underwriters have agreed, to purchase from us, the number of ordinary shares shown opposite their names below:

Underwriter	Number of Ordinary Shares
AMTD Global Markets Limited
Prime Number Capital LLC
[__]
Total

The underwriting agreement provides that the obligations of the underwriters is subject to certain conditions precedent such as the receipt by the underwriters of certain officers’ certificates and legal opinions and approval of certain legal matters by underwriters’ counsel. The underwriting agreement provides that the underwriters will purchase all of the ordinary shares, other than those covered by the option to purchase additional ordinary shares described below. If the underwriters default, the underwriting agreement provides that the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling and related persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters are expected to make offers and sales both inside and outside the United States through their selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. AMTD Global Markets Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of ordinary shares in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

The ordinary shares to be sold outside of the United States have not been registered under the Securities Act for their offer and sale as part of the initial distribution in the offering. These ordinary shares initially will be offered outside the United States in compliance with Regulation S under the Securities Act. These ordinary shares have, however, been registered under the Securities Act solely for purposes of their resale in the United States in transactions that require registration under the Securities Act. This prospectus may be used in connection with resales of such ordinary shares in the United States to the extent such transactions would not be exempt from registration under the Securities Act.

Option to Purchase Additional Ordinary Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of            ordinary shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts. This option may be exercised only if the underwriters sell more ordinary shares than the total number set forth on the cover page of this prospectus.

Discounts and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of US$            per ordinary share. After the offering, the initial public offering price and concession to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price and the underwriting discounts that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional ordinary shares.

	Per Ordinary Share	Total
		No Exercise	Full Exercise
Public offering price
Underwriting discounts
Proceeds to us, before expenses

We have also agreed to pay the underwriters; reasonable out-of-pocket expenses (including reasonable clearing charges, travel and out-of-pocket expense in connection with this offering reasonable fees and expenses of legal counsel incurred by the underwriters in connection with this offering, the cost of any due diligence meetings, and preparation of printed documents for closing and deal mementos) incurred by the underwriters in connection with this offering up to $200,000.

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts, will be approximately US$            million. Expenses include the SEC registration fees, FINRA filing fees, the Nasdaq Stock Market entry and listing fee, and legal, accounting, printing and miscellaneous expenses.

The address of AMTD Global Markets Limited is 23/F-25/F, Nexxus Building, 41 Connaught Road Central, Hong Kong. The address of Prime Number Capital LLC is 14 Myrtle Drive, Great Neck, NY 11021.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ordinary shares. Consequently, the initial public offering price for our ordinary shares will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to the offering or that an active trading market for the ordinary shares will develop and continue after the offering.

Listing

We have applied to have our ordinary shares listed on the Nasdaq Stock Market under the symbol “[ ].” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Lock Up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, or enter into any transaction or device that is designed to, or could be expected to, result in the disposition, directly or indirectly, any ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or securities convertible into or exercisable or exchangeable for the ordinary shares, whether any of these transactions is to be settled by delivery of the ordinary shares or other securities, in cash or otherwise, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible into or exercisable or exchangeable for any ordinary shares or any other securities of us, or publicly disclose the intention to do any of the foregoing, without the prior written consent of the representative for a period of 180 days after the date of this prospectus, subject to certain exceptions and applicable notice requirements.

Our directors and executive officers and our existing shareholders have agreed that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, or enter into any transaction or device that is designed to, or could be expected to, result in the disposition, directly or indirectly, of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or securities convertible into or exercisable or exchangeable for any ordinary shares, whether any of these transactions is to be settled by delivery of the ordinary shares or other securities, in cash or otherwise, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible into or exercisable or exchangeable for any our ordinary shares or any other securities of us, or publicly disclose the intention to do any of the foregoing, without the prior written consent of the representative for a period of 180 days after the date of this prospectus, subject to certain exceptions and applicable notice requirements.

Stabilization

The representative has advised us that underwriters, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing the ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriter will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which it may purchase ordinary shares through the option to purchase additional ordinary shares.

“Naked” short sales are sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares. A syndicate covering transaction is the bid for or the purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. The underwriter is not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This prospectus does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”), has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act. It does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia and may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act as set out below. Accordingly, if you receive this prospectus in Australia:

A. You confirm and warrant that you are either:

●	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

●	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

●	a person associated with the Company under Section 708(12) of the Corporations Act; or

●	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor. To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

B. As any offer of Ordinary shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares, you warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Bermuda

Ordinary shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ordinary shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ordinary shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ordinary shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The ordinary shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. The underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares in the Cayman Islands.

Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ordinary shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area an offer to the public of any ordinary shares which are the subject of the offering contemplated by this prospectus may not be made in that Member State unless the prospectus has been approved by the competent authority in such Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Regulation:

●	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation) subject to obtaining the prior consent of the representative for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of ordinary shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Any person making or intending to make any offer of ordinary shares within the EEA should only do so in circumstances in which no obligation arises for us or the underwriter to produce a prospectus for such offer. Neither we nor the underwriter have authorized, nor do they authorize, the making of any offer of ordinary shares through any financial intermediary, other than offers made by the underwriter which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the CEO, or which do not constitute an offer or invitation to the public for the purpose of the CEO and the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the content of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

The ordinary offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor has it been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ordinary shares being offered. Any resale in Israel, directly or indirectly, to the public of the ordinary shares offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ordinary shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ordinary shares have been and will be offered in Korea as a private placement under the FSCMA. None of the ordinary shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The ordinary shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ordinary shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ordinary shares. By the purchase of the ordinary shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ordinary shares pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ordinary shares has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ordinary shares, as principal, if the offer is on terms that the ordinary shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ordinary shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus may not be circulated or distributed in China and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ordinary shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representative to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Peru

The securities and the information contained in this prospectus have not been and will not be registered or approved by the Superintendence of Capital Markets (“Superintendencia del Mercado de Valores”) or the Lima Stock Exchange. Accordingly, the securities cannot publicly be offered or sold in Peru, except if such offering is considered a private offering under Peruvian securities laws and regulations.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ordinary shares shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of ordinary shares or other securities under the laws of the United Arab Emirates, or the UAE. The ordinary shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ordinary shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ordinary shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts, which are expected to be incurred in connection with the sale of Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$	*
The Nasdaq Capital Market listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fee and expenses		*
Miscellaneous		*
Total		*

* To be completed by amendment.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to U.S. federal securities laws. The validity of our shares underlying our Ordinary Shares and certain other matters of the BVI law will be passed upon for us by Ogier. Legal matters as to Peru law will be passed upon for us by Muñiz, Olaya, Meléndez, Castro, Ono & Herrera Abogados (Estudio Muñiz). Legal matters as to French law will be passed upon for us by Bochamp AARPI. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng. The underwriters are being represented by Hunter Taubman Fischer & Li LLC with respect to U.S. federal securities laws in connection with this offering.

EXPERTS

The consolidated financial statements as of and for each of the years ended December 31, 2021 and 2022 included in this prospectus have been so included in reliance on the report of WWC, P.C. an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403, USA.

ENFORCEMENT OF LIABILITIES

British Virgin Islands

Ogier, our counsel to the laws of the BVI have advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Ogier that the United States and the BVI do not have a treating providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. We have also been advised by Ogier that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. Furthermore, it is uncertain that BVI courts would: (1) recognize or enforce judgments of U.S. courts obtained in actions against us or our Directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) entertain original actions brought against us or other persons predicated upon the Securities Act.

Peru

As advised by our Peruvian counsel, Muñiz, Olaya, Meléndez, Castro, Ono & Herrera Abogados (Estudio Muñiz), there is uncertainty as to whether Peruvian courts would (i) recognize or enforce judgments of U.S. courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Peru against us or our Directors or officers predicated upon the securities laws of the United States or any state in the U.S.

There is no international treaty between U.S. and Peru regarding recognition and enforcement of judgments in civil or commercial matters. A judgment of a court in the U.S. may be enforced in Peru by bringing an action in a Peruvian court against natural or legal persons, upon completion of the exequatur procedure, pursuant to the Peruvian Civil Code and the Peruvian Code of Civil Procedure.

The exequatur procedure is not a review of the merits of the judgment, and has the following requirements: (i) the foreign judgment has not ruled on matters of exclusive Peruvian jurisdiction (regarding actions of patrimonial content, Peruvian courts only have exclusive jurisdiction over property rights of land or premises located in Peru and damages claims deriving from crimes or misdemeanors); (ii) the foreign court had jurisdiction over the claim according to private international law rules and principles of international procedural jurisdiction; (iii) the defendant has been (a) duly notified of the claim in accordance with the applicable procedural law, (b) granted a reasonable term to appear before the foreign court and (c) granted a due process; (iv) the foreign judgment is res judicata according to the applicable procedural law; (v) there is not a pending judgment before Peruvian courts between the same parties on the same claim, commenced prior to the lawsuit that originated the foreign judgment which recognition and enforcement is sought; (vi) the foreign judgment is not incompatible with other foreign judgment which (a) meets the requirements for recognition and enforcement under Peruvian law and (b) has been previously rendered; (vii) the judgment is not contrary to the public policy and morality; (viii) there is reciprocity (meaning that the courts of the country where the foreign judgment has been rendered also recognizes and enforces Peruvian judgments).

According to the Peruvian Code of Civil Procedure (a) reciprocity is presumed and (b) there is no reciprocity if the courts of the country where the foreign judgment has been rendered does not recognizes nor enforces Peruvian judgments and such courts review the merits of Peruvian judgments.

Peruvian courts may apply foreign law when such law is applicable according to the conflict of laws rules and such law is not contrary to international public policy.

Peru is a party to the 1958 United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards and the 1975 Inter-American Convention on International Commercial Arbitration. Accordingly, an arbitral award rendered in the U.S. may be recognized and enforced in Peru.

France

Bochamp, our counsel to the laws of France have advised us that there is uncertainty as to whether the courts of France would (i) recognize or enforce judgments of United States courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in France against us or our Directors or officers predicated upon the securities law of the United States or any state in the United States it being specified however that the French judge may apply a foreign law without use for a specific procedure.

We have been advised by Bochamp that the recognition and enforcement on French soil of judgments of courts of the United States against natural and/or legal persons is subject to the completion of the so-called exequatur procedure. This procedure is governed solely by French law insofar no bilateral treaty has been concluded between France and the United States allowing the direct recognition and enforcement, in whole or in part, of a judgment rendered in civil or commercial matters in either jurisdiction.

The exequatur procedure, which is not intended to judge again the merits of the case, is conditional (a.) on the seizure of the French court according to the applicable territoriality rules (b.) by a person with an interest in acting (c.) subject to the enforceability of the foreign judgment - it being specified that the impossibility of enforcing the judgment in the State of origin has no consequence on the initiation of the said proceedings - (d.) and the absence of a contrary judgment which has the force of res judicata in France. We have also been advised that the French judge seized of an application for exequatur must ensure, according to established case law, that three cumulative conditions are met and thus verify (i) the indirect jurisdiction of the foreign judge based on the connection of the dispute to the court seized, (ii) the conformity of the judgment with international public policy in terms of both substance and procedure, and finally (iii) the lack of fraud. Thus, there is a judicial hazard regarding the recognition and enforcement on French territory of a U.S. judgment which will require a case-by-case assessment by the French Courts.

We have been informed that the French judge may, without difficulty, apply a foreign law provided that the said law is applicable by virtue of the conflict of laws rules and is not contrary to the international public policy.

PRC

As advised by our PRC counsel, Jingtian & Gongcheng, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocal arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our Directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

NATURE WOOD GROUP LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Nature Wood Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Nature Wood Group Limited and its subsidiaries (the “Company”) as of December 31, 2021, and 2020, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

November 18, 2022

F-2

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020

	Note	2021	2020
		USD	USD
ASSETS

Non-current assets
Property, plant and equipment, net	4	8,110,755	6,142,641
Right-of-use assets, net	5	274,098	195,153
Intangible assets, net	6	19,899,170	18,629,155
Prepayments	8	1,104,242	-
Total non-current assets		29,388,265	24,966,949

Current assets
Inventories	7	10,951,513	9,943,975
Prepayments	8	11,462,722	7,881,763
Trade and other receivables, net	9	7,962,794	13,171,023
Prepaid income tax		247,841	449,312
Restricted bank deposits	10	641,028	696,131
Cash and bank balances	10	3,545,458	3,554,117
Total current assets		34,811,356	35,696,321

Total assets		64,199,621	60,663,270

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	11	(6,802,444)	(6,702,144)
Contract liabilities	12	(1,423,461)	(691,315)
Bank borrowings	13	(14,335,344)	(6,953,866)
Amounts due to an ultimate beneficial shareholder	14/ 24	(4,393,067)	(5,939,795)
Lease liabilities	15	(109,523)	(51,116)
Income tax payable		(319,622)	(125,815)
Total current liabilities		(27,383,461)	(20,464,051)

Net current assets		7,427,895	15,232,270

Non-current liabilities
Bank borrowings	13	(1,404,679)	(5,888,098)
Amount due to an ultimate beneficial shareholder	14/ 24	(14,992,981)	(15,008,603)
Lease liabilities	15	(182,628)	(153,767)
Convertible bonds	16/ 24	(12,208,260)	(12,279,198)
		(28,788,548)	(33,329,666)

Total liabilities		(56,172,009)	(53,793,717)

Capital and reserves
Share capital	17	(105,263)	(105,263)
Capital reserves		(12,891,887)	(12,891,887)
Accumulated comprehensive losses		4,969,538	6,127,597
Total equity		(8,027,612)	(6,869,553)

Total liabilities and equity		(64,199,621)	(60,663,270)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Note	2021	2020
		USD	USD

Revenue	18	47,684,127	37,501,069
Cost of revenue		(31,272,086)	(27,457,202)
Gross profits		16,412,041	10,043,867
Net foreign exchange losses		(1,515,866)	(495,698)
Other income, net	19	1,625,523	1,462,690
Selling and distribution expenses		(9,342,690)	(7,211,573)
Administrative expenses		(3,347,182)	(3,213,556)
Finance income		892	388
Finance costs	20	(1,872,175)	(1,621,259)
Profit (loss) before income tax	21	1,960,543	(1,035,141)
Income tax expenses	22	(628,253)	(147,514)
Profit (loss) for the year		1,332,290	(1,182,655)
Other comprehensive (loss) profit:
Exchange difference arising from translation of foreign operations		(174,231)	233,247
Other comprehensive (loss) profit		(174,231)	233,247
Total comprehensive income (loss) for the year		1,158,059	(949,408)
EARNINGS (LOSS) PER SHARE – BASIC AND DILUTED		0.01	(0.01)

EARNINGS (LOSS) PER SHARE

	December 31,
	2021	2020
Weighted average number of ordinary shares used in computing basic earnings	105,263,000	105,263,000
Weighted average number of ordinary shares used in computing diluted earnings	105,263,000	105,263,000

F-4

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Capital reserves				Accumulated comprehensive losses
	Note	Share capital	Share premium	Statutory Surplus reserve	Other reserve	Total capital reserve	Accumulated other comprehensive losses	Accumulated losses	Total accumulated comprehensive losses	Total

		USD	USD	USD	USD	USD	USD	USD	USD	USD

Balance at January 1, 2020		105,263	12,834,431	1,860	55,596	12,891,887	(607,854)	(4,570,335)	(5,178,189)	7,818,961

Exchange difference arising from translation of foreign operations		-	-	-	-	-	233,247	-	233,247	233,247

Loss for the year		-	-	-	-	-	-	(1,182,655)	(1,182,655)	(1,182,655)

Balance at December 31, 2020 and January 1, 2021		105,263	12,834,431	1,860	55,596	12,891,887	(374,607)	(5,752,990)	(6,127,597)	6,869,553

Exchange difference arising from translation of foreign operations		-	-	-	-	-	(174,231)	-	(174,231)	(174,231)

Profit for the year		-	-	-	-	-	-	1,332,290	1,332,290	1,332,290

Balance at December 31, 2021		105,263	12,834,431	1,860	55,596	12,891,887	(548,838)	(4,420,700)	(4,969,538)	8,027,612

The accompanying notes are an integral part of these consolidated financial statements.

F-5

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
	USD	USD

Operating activities
Profit (loss) before income tax	1,960,543	(1,035,141)
Adjustments for:
Expected credit losses recognized on trade receivables	96,891	23,740
Depreciation of property, plant and equipment	509,177	375,302
Depreciation of right-of-use asset	86,769	83,175
Amortization of intangible assets	834,575	833,923
Loss on disposal of property, plant and equipment	50,116	110,210
Interest expenses	1,737,321	1,474,197
Interest income	(892)	(388)
Operating cash flows before movements in working capital	5,274,500	1,865,018
(Increase) decrease in inventories	(1,007,539)	790,131
(Increase) decrease in trade and other receivables	(1,672,117)	3,651,268
Increase (decrease) in trade and other payables	100,300	(7,094,110)
Increase (decrease) in contract liabilities	732,146	(1,562,726)
Cash generated (used in) from operations	3,427,290	(2,350,419)
Income tax paid	(175,791)	(249,887)
Net cash from (used in) from operating activities	3,251,499	(2,600,306)

Investing activities
Interest received	892	388
Purchase of property, plant, and equipment	(2,533,241)	(3,086,385)
Proceeds from sales of property, plant and equipment	1,477	13,182
Purchase of intangible assets	(6,336)	(924)
Decrease (increase) in restricted bank deposits	55,103	(61,888)
Net cash used in investing activities	(2,482,105)	(3,135,627)

Financing activities
Advances from an ultimate beneficial shareholder	5,400,896	8,329,105
Repayment of ultimate beneficial shareholder	(6,499,827)	(4,281,454)
Proceeds from bank borrowings	24,977,364	23,102,246
Repayment of bank borrowings	(21,668,049)	(19,713,979)
Repayment of lease liabilities	(77,889)	(78,654)
Interest paid	(1,737,321)	(1,474,197)
Net cash from financing activities	395,174	5,883,067

Net increase in cash and cash equivalents	1,164,568	147,134
Cash and bank balances at beginning of year	3,554,117	3,684,604
Effect of foreign exchange rate changes	(1,173,227)	(277,621)
Cash and bank balances at end of year	3,545,458	3,554,117

The accompanying notes are an integral part of these consolidated financial statements.

F-6

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and reorganization

Nature Wood Group Limited (the “Company” or the “Group”) was incorporated in the British Virgin Islands on September 22, 2011. The registered office of the Company is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal place of business of the Company is Avenida da Amizade n.o1287, Chong Fok Centro Comercial,13 E Macau S.A.R.

The Group structure, as of the date of this report, is detailed in the table below (the table includes both operating subsidiaries and dormant companies):

Percentage of effective ownership
December 31,
Name	Date of incorporation	2021	2020	Place of incorporation	Principal activities
		%	%
Nature Wood Group Limited	September 22, 2011	-	-	British Virgin Islands	Investment holding
Nature Flooring (Europe) Company Ltd.	October 4, 2011	100	100	British Virgin Islands	Investment holding
Swift Top Capital Resources Limited	November 20, 2012	100	100	Hong Kong	Trading of logs
Parquet Nature (France) S.A.R.L.	August 21, 2012	100	100	France	Trading of logs
Foshan City Linjia Technology Company Limited	December 20, 2018	100	100	China	IT consultancy, and business consultancy
Choi Chon Investment Company Limited	March 12,2015	100	100	Macau	Trading of wood products
Peru Forestry Management Co., Limited	December 20, 2016	100	100	Hong Kong	Investment holding
Peru Forestry Investments Co., Limited	September 23, 2016	100	100	Hong Kong	Investment holding
Peruvian Forestry Investments Co., Limited	September 23, 2016	100	100	Hong Kong	Investment holding
Golden Vast Development Limited	January 10, 2017	100	100	Hong Kong	Investment holding
Stars Max Development Limited	November 15, 2016	100	100	Hong Kong	Investment holding
Double Castle Holdings Limited	November 15, 2016	100	100	Hong Kong	Investment holding
Jumbo Sources Holdings Limited	November 15, 2016	100	100	Hong Kong	Investment holding and holding of trademarks
One Talent Enterprises Limited	January 10, 2017	100	100	Hong Kong	Investment holding
Allied Kingdom Enterprises Limited	November 15, 2016	100	100	Hong Kong	Investment holding
South American Wood S.A.C.	December 16, 2019	100	100	Peru	Trading of wood products
Grupo Maderero Amaz S.A.C.	July 27, 2016	100	100	Peru	Trading of wood products
E&T Forestal S.A.C.	May 2，2014	100	100	Peru	Manufacturing of wood products and holding of concession rights
Zhang Hermanos S.A.C.	March 3，2014	100	100	Peru	Trading of wood products
Maderera Industrial Isabelita S.A.C.	February 22, 2002	100	100	Peru	Trading of wood products and holding of concession rights
Nuevo San Martin S.A.C.	June 5, 2002	100	100	Peru	Manufacturing and trading of wood products and holding of concession rights
Saavedra Forest S.A.C.	November 19, 2012	100	100	Peru	Investment holding
Inversiones H.S.T. S.A.C. (Peru)	June 13, 2002	100	100	Peru	Holding of concession rights
Forestal Tuesta S.A.C. (Peru)	June 5, 2002	100	100	Peru	Holding of concession rights
AGRO FOREST A&J S.A.C.	June 12, 2002	100	100	Peru	Holding of concession rights
SANRA INVERSIONE S S.A.C.	June 15, 2002	100	100	Peru	Holding of concession rights
Sepahua Tropical Forest S.A.C.	June 5, 2002	100	100	Peru	Holding of concession rights
Latinoamerican Forest S.A.C.	March 31, 2022	100	100	Peru	Trading of wood products

F-7

Principal activities

The Company is an investment holding company. The principal activities of the Company are conducted through its subsidiaries which are in the business of selling logs, sales of wood products from extraction, and processing of logs. The Company is headquartered in Macau and conducts its primary operations through its significant direct and indirectly held subsidiaries that are incorporated and domiciled in Peru, namely Zhang Hermanos S.A.C., E&T Forestal S.A.C., Nuevo San Martin S.A.C., Sepahua Tropical Forest S.A.C., Maderera Industrial Isabelita S.A.C., South American Wood S.A.C. and Grupo Maderero Amaz S.A.C., and in France namely Parquet Nature (France) S.A.R.L., and in Macau and Hong Kong namely Choi Chon Investment Company Limited and Swift Top Capital Resources Limited respectively.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and in accordance with International Financial Reporting Standards (or “IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are accounted for in accordance with IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

ADOPTION OF NEW AND REVISED STANDARDS – At the date of authorization of these financial statements, the management anticipates that the adoption of the above/other IFRSs and amendments to IFRS in future periods will not have a material impact on the financial statements of the Group in the period of their initial adoption.

NEW AND REVISED IFRS STANDARDS IN ISSUE BUT NOT YET EFFECTIVE - At the date of authorization of these financial statements, the Group has not adopted the new and revised International Financial Reporting Standards (“IFRS”) and amendments to IFRS that have been issued but are not yet effective to them. The Company do not anticipate that the adoption of these new and revised IFRS (I) pronouncements in future periods will have a material impact on the Group’s and the Company’s financial statements in the period of their initial adoption.

F-8

The preparation of these financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where estimates and assumptions are significant to the financial statements are disclosed in Note 3.

BASIS OF CONSOLIDATION

(a)	Consolidation

As the Group were under same control of the controlling shareholders and their entire equity interests were also ultimately held by the controlling shareholders immediately prior to the group reorganization, the consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the two-year period ended December 31, 2021, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as at December 31, 2021 and 2020 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

Subsidiary corporations are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiary corporations are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances, and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiary corporations have been changed where necessary to ensure consistency with the policies adopted by the Group.

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Company are a continuation of the acquired entities and is accounted for as follows:

(i)	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

(ii)	The Company will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

(iii)	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve or deficit.

F-9

(b)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary corporation or business comprises the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill. Please refer to the paragraph “Intangible assets – Goodwill” for the subsequent accounting policy on goodwill.

FINANCIAL ASSETS

The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

At subsequent measurement - Debt instrument - Debt instruments mainly comprise of trade and other receivables (excluding prepayments), restricted bank deposits, cash and bank balances.

Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

F-10

(b)	Impairment

The Group recognizes a loss allowance for ECL on financial assets which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The Group always recognizes lifetime ECL for accounts receivables. The ECL on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. For all other financial instruments, the Group measures the loss allowance equal to 12-month ECL, unless when there has a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increase in the likelihood or risk of a default occurring since initial recognition.

Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, obtained from economic expert reports, financial analysts, governmental bodies, relevant think-tanks and other similar organizations, as well as consideration of various external sources of actual and forecast economic information that relate to the Group’s operations.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

●	an actual or expected significant deterioration in the operating results of the debtor;

●	significant increases in credit risk on other financial instruments of the same debtor;

●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 60 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

F-11

(c)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Group commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by a Group entity are classified as either financial liabilities or as equity in accordance with substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a Group are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Except for derivative financial instruments which are stated at fair value through profit or loss, all other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Convertible bonds

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain a liability component, a derivative component, and an equity component. Convertible bonds issued by the Group that contain both financial liability and equity components are classified separately into respective liability, derivative and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest rate for similar non-convertible debts. The difference between the proceeds of the issue of the convertible bonds and the fair value assigned to the liability component, representing the call option for conversion of the convertible bonds into equity, is included in equity as convertible bonds reserve. The liability component is subsequently carried at amortized cost using the effective interest method. The equity component will remain in equity until conversion or redemption of the bond. When the convertible bond is converted, the equity component of convertible bond and the carrying value of the liability component at the time of conversion are transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the convertible bonds reserve is released directly to retained profits.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

F-12

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

SHARE-BASED PAYMENTS

Equity-settled share-based payment transactions

Share options granted to employees

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non- market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity (share-based payments reserve). At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payments reserve. For shares/share options that vest immediately at the date of grant, the fair value of the shares/share options granted is expensed immediately to profit or loss.

When share options are exercised, the amount previously recognized in share-based payments reserve will be transferred to share capital and share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based payments reserve will continue to be held in share-based payments reserve/will be transferred to retained earnings.

When shares granted are vested, the amount previously recognized in share-based payments reserve will be transferred to share capital and share premium.

F-13

PROPERTY AND EQUIPMENT

(a)	Measurement

(i)	Property, plant and equipment

Property, plant and equipment are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Components of costs

The cost of an item of property, plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

(b)	Depreciation

Depreciation on other items of property, plant and equipment is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as followed;

Premises	-	20 years
Machineries	-	10 years
Motor vehicles		5 years
Furniture and fittings		4 – 5 years
Office equipment		4 – 5 years
Leasehold Improvements		5 years

No depreciation is charged on freehold lands and construction in progress.

The residual values estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognized in profit or loss when the changes arise.

Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when all of the activities necessary to prepare the assets for their intended use are substantially complete. No depreciation is provided in respect of construction in progress.

(c)	Subsequent expenditure

Subsequent expenditure relating to property and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

(d)	Disposal

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss within “Other losses - net”.

F-14

INTANGIBLE ASSETS - Timber concessions and cutting rights with finite useful lives, which give the Group rights to harvest trees in the allocated concession forests in designated areas in Peru.

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are carried at costs less accumulated amortization and any accumulated impairment losses. Timber concessions and cutting rights are amortized on a straight-line basis, over the terms of license of respective timber concessions and cutting rights.

Other intangible assets are initially recognized at cost less accumulated amortization and accumulated impairment losses.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains and losses from de-recognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the assets, are recognized in profit or loss when the asset is derecognized.

IMPAIRMENT OF NON-FINANCIAL ASSETS - Intangible assets and property, plant and equipment are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e., the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the Cash Generating units (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized as an impairment loss in profit or loss.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in profit or loss.

INVENTORIES

Inventories of manufactured products, logs, timbers, and other raw materials are valued at the lower of weighted average cost and net realizable value. Processing materials and supplies are valued at the lower of weighted average cost and replacement cost.

LEASES

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

F-15

●	Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right- of-use assets.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

●	Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the implicit rate in the lease if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

-	Fixed payment (including in-substance fixed payments), less any lease incentives receivables;
-	Variable lease payment that are based on an index or rate, initially measured using the index or rate as at the commencement date;
-	Amount expected to be payable under residual value guarantees;
-	The exercise price of a purchase option if is reasonably certain to exercise the option; and
-	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For contracts that contain both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone price of the lease and non-lease component. The Group has elected to not separate lease and non-lease component for property leases and account these as one single lease component.

Lease liability is measured at amortized cost using the effective interest method. Lease liability shall be remeasured when:

-	There is a change in future lease payments arising from changes in an index or rate;
-	There is a change in the Group’s assessment of whether it will exercise an extension option; or
-	There is modification in the scope or the consideration of the lease that was not part of the original term.

Lease liability is remeasured with a corresponding adjustment to the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

●	Short-term and low-value leases

The Group has elected to not recognized right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

F-16

●	Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

EMPLOYEE BENEFITS - Employee benefits are recognized as an expense unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(b)	Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

PROVISIONS - Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

F-17

REVENUE RECOGNITION - Revenue is recognized to depict the transfer of promised services to clients at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those services. Specifically, the Company uses a five-step approach to recognise revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognise revenue when (or as) the Company satisfies a performance obligation

The Company recognises revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognized overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the client simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct service.

Advance payments received from clients are recognized as contract liabilities as the Group has not yet satisfied its performance obligation. Contract liabilities are recognized as revenue when the Group satisfied its performance obligation. The Group may receive payment for service prior to, or after it satisfies the performance obligation under a service agreement.

Trading income from sales of logs and manufactured wood products

Revenue from logs and wood products is recognized at a point in time when the goods are delivered and transferred to customers, being at the point that the customer obtains the control of the goods (for export sales, it would be under the shipping terms of either Freight On Board (“FOB”) or Cost, insurance, and freight (“CIF”); for local sales, it would be recognized upon delivery is made to customer’s designated receiving location) and the Group has presented right of payment and collection of the consideration is probable.

The Group receives certain portion of the contract value as deposits from customers or receipts in advance from customers when they sign the sale and purchase agreement.

Deposits received on logs and wood products prior to the date of revenue recognition are recorded as contract liabilities under current liabilities.

The management of the Group considers that there are no sales return and warranty policies for our international business.

F-18

GOVERNMENT GRANTS AND SUBSIDIES - Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Grants related to assets are presented as deferred income under trade and other payables.

SHARE CAPITAL - Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

INCOME TAX - Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)	based on the tax consequence that will follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities except for investment properties. Investment property measured at fair value is presumed to be recovered entirely through sale.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

F-19

FOREIGN CURRENCY TRANSACTIONS

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The financial statements are presented in US Dollar (“USD”), Hong Kong Dollar(“HKD”), China Yuan (“CNY”), Euro (“EUR”), Peruvian Sol (“PEN”) which is the functional currency of the Group and the Company.

The value of foreign currencies including, may fluctuate against the USD. Any significant variations of the aforementioned currencies relative to the USD may materially affect the Company’s financial condition in terms of reporting in USD. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2021	2020
HKD to USD Year End	0.128	0.129
HKD to USD Average Rate	0.129	0.129
CNY to USD Year End	0.157	0.154
CNY to USD Average Rate	0.155	0.145
EUR to USD Year End	1.132	1.230
EUR to USD Average Rate	1.182	1.147

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities. However, in the consolidated financial statements, currency translation differences arising from borrowings in foreign currencies and net investment in foreign operations, are recognized in other comprehensive income and accumulated in the currency translation reserve.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

F-20

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

RELATED PARTIES

(a)	A person, or a close member of that person’s family, is related to the group if that person:

(i)	has control or joint control over the group;
(ii)	has significant influence over the group; or
(iii)	is a member of the key management personnel of the group or the group’s parent.

(b)	An entity is related to the group if any of the following conditions applies:

(i)	The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
(iii)	Both entities are joint ventures of the same third party.
(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)	The entity is a post-employment benefit plan for the benefit of employees of either the group or an entity related to the group.
(vi)	The entity is controlled or jointly controlled by a person identified in (a).
(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the group or to the group’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

EARNINGS PER SHARE - The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

SEGMENT REPORTING – Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

F-21

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 2 to the financial statements, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods.

Critical judgements in applying the Group’s accounting policies

There are no critical judgements, apart from those involving estimation (see below) that the management has made in the process of applying the Group’s accounting policy and that has the most significant effect on the amounts recognized in the financial statements.

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are disclosed below:

Impairment of intangible assets (Note 6)

Intangible assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

The recoverable amounts of (timber concessions and cutting rights) have been determined based on higher of the fair value less costs to sell or value-in use (“VIU”) calculations. If the carrying amounts exceed the recoverable amounts, an impairment is recognized to profit or loss for the differences.

F-22

4	PROPERTY, PLANT AND EQUIPMENT, NET

	Freehold land	Properties	Leasehold Improvements	Construction in progress	Machineries	Furniture and fittings	Motor vehicles	Office equipment	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Costs
At January 1, 2020	144,009	1,161,569	62,229	416,356	1,692,264	36,783	671,238	19,763	4,204,211
Additions	1,402,656	338,909	6,948	564,107	660,864	19,079	84,636	9,186	3,086,385
Transfer	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	(108,722)	(2,590)	(18,116)	(6,844)	(136,272)
Exchange difference	-	-	938	-	222	1,974	10,862	-	13,996
At December 31, 2020 and January 1, 2021	1,546,665	1,500,478	70,115	980,463	2,244,628	55,246	748,620	22,105	7,168,320
Additions	-	-	11,355	670,608	1,786,575	14,329	47,307	3,067	2,533,241
Transfer	-	336,931	-	(336,931)	-	-	-	-	-
Disposals	-	-	(54,996)	-	(9,486)	(52)	(20,714)	(923)	(86,171)
Exchange difference	-	-	434	-	(182)	(1,130)	(11,023)	-	(11,901)
At December 31, 2021	1,546,665	1,837,409	26,908	1,314,140	4,021,535	68,393	764,190	24,249	9,603,489

Accumulated depreciation
At January 1, 2020	-	(113,447)	(9,403)	-	(349,611)	(10,951)	(160,342)	(11,055)	(654,809)
Charge for the year	-	(68,084)	(5,878)	-	(192,463)	(7,797)	(97,026)	(4,054)	(375,302)
Transfer		-	-			-	-	-	-
Eliminated upon disposals	-	-	-	-	4,540	203	7,850	287	12,880
Exchange difference	-	-	(294)	-	(149)	(1,031)	(6,974)	-	(8,448)
At December 31, 2020 and January 1, 2021	-	(181,531)	(15,575)	-	(537,683)	(19,576)	(256,492)	(14,822)	(1,025,679)
Charge for the year	-	(84,953)	(7,396)	-	(294,715)	(10,645)	(107,337)	(4,131)	(509,177)
Transfer	-	-	-		-	-	-	-	-
Eliminated upon disposals	-	-	13,456	-	1,504	23	19,168	427	34,578
Exchange difference	-	-	(151)	-	122	852	6,721	-	7,544
At December 31, 2021	-	(266,484)	(9,666)	-	(830,772)	(29,346)	(337,940)	(18,526)	(1,492,734)
									-
Net book value									-
At December 31, 2020 and January 1, 2021	1,546,665	1,318,947	54,540	980,463	1,706,945	35,670	492,128	7,283	6,142,641
At December 31, 2021	1,546,665	1,570,925	17,242	1,314,140	3,190,763	39,047	426,250	5,723	8,110,755

F-23

5.	RIGHT-OF-USE-ASSETS, NET

Leased Properties
USD
As at December 31, 2020
Carrying amount	195,153

As at December 31, 2021
Carrying amount	274,098

For the year ended December 31, 2020
Depreciation charge	83,175

For the year ended December 31, 2021
Depreciation charge	86,769

	2021	2020
	USD	USD
Expense relating to short-term lease and other leases with lease terms end within 12 months	85,755	223,124
Total cash outflow for leases	87,615	87,803
Additions to right-of-use assets(note 26)	169,459	-

For both years, the Group leased offices for its operations. Lease contracts are entered into for fixed term of 1 year to 9 years (2020: 1 year to 9 years). No extension options are available for all leases. Lease terms are negotiated on an individual basis and contain wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

All leases are operating leases for both years.

F-24

6.	INTANGIBLE ASSETS, NET

The Group currently owns certain natural forest concessions and cutting rights for the exploitation of timbers on parcels of land in Peru, which are subject to compliant of certain laws and regulations in Peru. The timber concessions and cutting rights have finite useful lives for 40 years.

	Timber concession and cutting rights	Others	Total
	USD	USD	USD
Costs
At January 1, 2020	21,366,078	50,566	21,416,644
Additions	-	924	924
At December 31, 2020 and January 1, 2021	21,366,078	51,490	21,417,568
Additions (Note)	2,098,254	6,336	2,104,590
At December 31, 2021	23,464,332	57,826	23,522,158

Accumulated amortization
At January 1, 2020	(1,953,149)	(1,341)	(1,954,490)
Charge for the year	(833,174)	(749)	(833,923)
At January 1, 2020	(2,786,323)	(2,090)	(2,788,413)
Charge for the year	(833,174)	(1,401)	(834,575)
At December 31, 2021	(3,619,497)	(3,491)	(3,622,988)

Net book value
At December 31, 2020	18,579,755	49,400	18,629,155
At December 31, 2021	19,844,835	54,335	19,899,170

Note: During the year ended December 31, 2021, the Group acquired the several cutting rights in timber concession in Peru with an aggregate area of approximately 74,938 hectares at the total sum of consideration for USD2,098,254 offsetting against the prepayments made to the suppliers.

F-25

7	INVENTORIES

	2021	2020
	USD	USD

Raw materials	2,358,107	2,990,511
Work in progress	1,076,962	611,614
Finished goods	7,345,498	6,236,446
Spare parts for production	170,946	105,404
Total	10,951,513	9,943,975

8	PREPAYMENTS

	2021	2020
	USD	USD
Advance payments made for:
Purchase of flooring and sawn timber products (Note 1)	4,840,880	3,561,695
Purchase of purchase of logs (Note 2)	2,733,577	391,123
Harvesting work in concessions and wood processing services (Note 3)	1,590,310	2,487,267
Acquisition of cutting rights in timber concession (Note 4)	1,104,242	-
Harvesting cost to capitalize (Note 5)	858,541	1,040,775
Others (Note 6)	1,439,414	400,903
	12,566,964	7,881,763
Less: Amounts to be utilized within 12 months shown under current assets	(11,462,722)	(7,881,763)
Amounts to be utilized after 12 months shown under non-current assets	1,104,242	-

Notes:

1.	Included in the prepayments, USD4.8 million (2020: USD3.6 million) was advanced to a supplier in Gabon to for the purchase of flooring and sawn timber products in order to secure our supply chain of wood products to our customers.

2.	Included in the prepayments, USD2.7 million (2020: USD0.4 million) was advanced to suppliers for the purchase of logs in Peru to secure the raw materials supply for our wood processing to produce the end products for our customers.

3.	Included in the prepayments, USD$1.6 million (2020: USD2.5 million) was advanced to a supplier in Peru for the harvesting work in our own concessions and wood processing services.

4.	Included in the prepayments, USD1.1 million (2020: Nil) was advanced to a supplier for the acquisition of cutting rights in timber concession in Peru. As of the date of authorization of this report, the right transfer process has not been completed with relevant authorities. The amounts were classified under non-current assets.

5.	Included in the prepayments, USD0.9 million (2020: USD 1 million) was the harvesting cost to be transferred to inventories upon the receipt of our own logs from our concessions.

6.	Remaining amounts of the prepayments were advance payments made to Group’s operating expenses.

9	TRADE AND OTHER RECEIVABLES, NET

	2021	2020
	USD	USD

Trade receivables – contracts with customers	4,099,989	9,551,796
Less: Allowance for credit losses	(156,157)	(59,266)
Trade receivables, net	3,943,832	9,492,530

Other receivables	4,018,962	3,678,493
Total	7,962,794	13,171,023

Movement in the above allowance for credit losses:

Beginning balances	59,266	35,526
Charged for the year	96,891	23,740
Ending balance	156,157	59,266

F-26

The normal credit period for customers is ranging from 0 to 90 days. No interest is charged on the outstanding balances.

	2021	2020
	USD	USD

Not past due	1,436,867	1,681,977
Past due	2,663,122	7,869,819
Less: Allowance for credit losses	(156,157)	(59,266)
Net trade receivables	3,943,832	9,492,530

The following is an aged analysis of trade receivables, net of allowance for credit losses, presented based on past due date:

	2021	2020
	USD	USD

< 30 days	1,903,338	3,114,345
31 days to 60 days	103,469	382,370
61 days to 90 days	4,422	120,231
91 days to 180 days	11,133	269,089
181 days to < 1 year	47,127	671,581
More than 1 year but less than 2 years	437,476	3,246,516
More than 2 years	-	6,421
Total	2,506,965	7,810,553

As at December 31, 2021, included in the Group’s trade receivables balance are debtors with aggregate carrying amount of USD2,506,965 (2020: USD7,810,553) which are past due as at the reporting date. Out of the past due balances, USD495,736 (2020: USD4,193,607) has been past due 91 days or more and is not considered as in default because subsequent settlements were made from these debtors.

Details of impairment assessment of trade and other receivables are set out in note 25.

F-27

10	RESTRICTED BANK DEPOSITS CASH AND BANK BALANCES

	2021	2020
	USD	USD

Restricted bank deposits	641,028	696,131
Cash and bank balances	3,545,458	3,554,117
Total	4,186,486	4,250,248

Restricted bank deposits are pledged to banks as security deposits for the auction of logs.

Cash at share trading accounts are readily convertible to a known amount of cash which are subject to an insignificant risk of changes in value.

Details of impairment assessment of restricted bank deposits, and cash and bank balances are set out in note 25.

11	TRADE AND OTHER PAYABLES

	2021	2020
	USD	USD
Trade payable	3,392,457	4,433,574
Other payables	2,294,137	1,705,543
Accruals	1,115,850	563,027
Total	6,802,444	6,702,144

Accruals consist mainly of staff salaries and sundry payables consist mainly of audit fees, secretarial fees and other professional fees.

F-28

12	CONTRACT LIABILITIES

	2021	2020
	USD	USD
Contract liabilities	1,423,461	691,315

Contract liabilities relates to advances collected from customers but goods have yet delivered. These will be recognized as revenue once the control of the goods has been transferred to customers. Management expects that all the unsatisfied performance obligation as at the end of the reporting period may be recognized as revenue within twelve months from balance sheet date.

13	BANK BORROWINGS

	2021	2020
	USD	USD

Bank overdrafts - variable rate	830,509	620,920
Bank loans - fixed rate	8,372,387	7,115,260
Bank loans - variable rate	6,537,127	5,105,784
	15,740,023	12,841,964

Secured bank borrowings	14,111,359	11,047,566
Unsecured bank borrowings	1,628,664	1,794,398
Total	15,740,023	12,841,964

The carrying amounts of the above borrowings are repayable:
Within one year	14,335,344	6,953,866
Within a period of more than one year but not exceeding two years	579,604	1,444,874
Within a period of more than two years but not exceeding five years	825,075	2,735,559
Within a period of more than five years	-	1,707,665
Total	15,740,023	12,841,964

Less: Amounts due within one year shown under current liabilities:	(14,335,344)	(6,953,866)
Amounts shown under non-current liabilities:	1,404,679	5,888,098

Secured bank borrowings were pledged by the personal guarantee and the private real estate properties owned by our shareholders.

14	AMOUNTS DUE TO AN ULTIMATE BENEFICIAL SHAREHOLDER

	2021	2020
	USD	USD

Due within one year	4,393,067	5,939,795
Due after one year	14,992,981	15,008,603
Total	19,386,048	20,948,398

Except as described below, all other amounts are unsecured, interest free and repayable on demand.

Included in the non-current portion, two promissory notes with principal amounts of US$12,300,000 (2020: US$12,300,000) are unsecured, interest free and repayable on February 2026. An aggregate loan balance of US$2,692,981 (2020: US$2,708,603) is unsecured, interest bearing at 8% p.a. and repayable on July 2023 and November 2023, respectively.

Included in the current portion, principal amounts of US$44,143 (equivalent to HK$344,230) and HK$448,830 (equivalent to HK$3,500,000) are unsecured, interest bearing at 8% and 8.5%, and repayable on July 2022 and August 2022, respectively.

Included in the current portion, principal amount of US$256,474 (equivalent to HK$2,000,000) is unsecured, interest bearing at 10.2% p.a. and repayable on demand.

F-29

15	LEASE LIABILITIES

	2021	2020
	USD	USD
Within one year	109,523	51,116
Within a period of more than one year but not more than two years	46,527	15,309
Within a period of more than two years but not more than five years	68,061	50,789
Within a period of more than five years	68,040	87,669
	292,151	204,883
Less: Amount due for settlement with 12 months shown under current liabilities	(109,523)	(51,116)
Amount due for settlement after 12 months shown under non-current liabilities	182,628	153,767

The weighted average incremental borrowing rates applied to lease liabilities range from 3% to 4.5% per annum (2020: 3% to 4.5% per annum).

Lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2021	2020
	USD	USD
EUR	72,243	92,964
CNY	133,150	111,919

F-30

16	CONVERTIBLE BONDS

On September 28, 2020, the Group issued HKD denominated 8% convertible bonds of a principal amount of US$12,272,735 (equivalent to HK$95,200,625) (the “Convertible Bonds”).

At the issue date, the Convertible Bonds can be converted into 20,475,377 shares (the “Conversion Shares”).

At any time prior to the Maturity Date, holders of the Convertible Bonds shall have no right to convert all or part of the outstanding Convertible Bonds unless the criteria for early conversion set out in the Convertible Bond Agreements are satisfied. Otherwise, the Company shall on the Maturity Date redeem the outstanding principal amount of the Convertible Bonds together with the accrued interest rate of 8% per annum.

Prior to the issuance of the Convertible bonds, the loan has been existed for the same amount and the third-party borrower agreed to transfer their loan amounts in full to become the amounts in the Convertible bonds upon issuance.

The conversion option embedded in the Convertible bonds meet the definition of equity instrument of the Company and is classified as equity. Based on the assessment from the valuation expert, there is no value on the conversion option while the liability component was initially recognized at its fair value and was subsequently measured at amortized cost. As at December 31, 2021, the Convertible Bonds contains two components i.e. liability and equity elements. The carrying amount of the Convertible Bonds recognized in the consolidated statement of financial position is calculated as follows:

USD

Nominal value of Convertible Bonds	12,272,735
Less: Equity component	-
Liability component on initial recognition	12,272,735
Interest expenses	252,852
Interest paid	(252,852)
Exchange difference	6,463
At December 31, 2020 and January 1, 2021	12,279,198
Interest expenses	979,654
Interest paid	(979,654)
Exchange difference	(70,938)
At December 31, 2021	12,208,260

Imputed interest expense of the Convertible Bonds is calculated using the effective interest method by applying effective interest rate of 8% per annum to the liability component.

17	SHARE CAPITAL

	2021	2020
	USD	USD
Paid up capital:
105,263,000 ordinary shares:
At beginning of the year	105,263	105,263
Change during the year	-	-
At the end of the year	105,263	105,263

Pursuant to the written resolutions dated September 20, 2020 passed by all of the directors of the Company, shares of the Company have been subdivided from 200,000 shares of a single class each with a par value of USD1.00 to 200,000,000 shares of a single class each with a par value of USD0.001 (the “Share Subdivision”). Following the Share Subdivision, our Company in aggregate issued 105,263,000 ordinary shares with a par value of USD0.001.

As of December 31, 2021, the Company is authorized to issue a maximum of 200,000,000 shares and paid up 105,263,000 ordinary shares with a par value of USD0.001. Each paid up ordinary share carries one vote and carry a right to dividends as and when declared by the Company.

Details of share option scheme issued by the Group is described in note 22.

F-31

18	REVENUE AND SEGMENT INFORMATION

The Group is currently organized into two (2020: two) operating divisions – Direct Purchase and Original Design Manufacturer (“ODM”) Services, and Manufacturing segments. These segments are the basis on which the Group reports its primary segment information to the chief operating decision marker. The business nature of each segment is disclosed as follows:

Direct Purchase and ODM Segment – being the business of sourcing of live wood and owning designed design on wood products for sales to end customers.

Manufacturing Segment – being the business with involvement in manufacturing of decking, flooring or sawn timbers.

Segment information of these businesses is presented below:

(a)	Reconciliation of the reportable segment revenue, profit or loss

	For the year ended December 31, 2021
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Logs	20,035,002	1,110,996	-	21,145,998
Flooring	4,167,894	7,771,130	-	11,939,024
Decking	4,518,545	7,513,870	-	12,032,415
Sawn timber	-	2,566,690	-	2,566,690
Revenue from external customers and segment revenue	28,721,441	18,962,686	-	47,684,127

Reportable segment profit (loss)	3,441,324	(204,274)	(1,276,507)	1,960,543

	For the year ended December 31, 2020
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Logs	15,249,586	1,198,116	-	16,447,702
Flooring	5,012,768	7,892,697	-	12,905,465
Decking	2,773,463	3,805,967	-	6,579,430
Sawn timber	-	1,568,472	-	1,568,472
Revenue from external customers and segment revenue	23,035,817	14,465,252	-	37,501,069

Reportable segment profit (loss)	2,907,802	(2,901,955)	(1,040,988)	(1,035,141)

(b)	Reconciliation of the reportable segment assets and liabilities

	For the year ended December 31, 2021
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Reportable segment assets	17,061,691	47,106,719	31,211	64,199,621

Reportable segment liabilities	(19,741,829)	(23,502,550)	(12,927,630)	(56,172,009)

	For the year ended December 31, 2020
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Reportable segment assets	13,393,052	47,078,290	191,928	60,663,270

Reportable segment liabilities	(16,646,569)	(24,754,125)	(12,393,023)	(53,793,717)

(c)	Disaggregation of revenue from contracts with customers

In the following table, revenue is disaggregated by the geographical locations of customers and by the timing of revenue recognition.

	2021	2020
	USD	USD

Geographical locations:
China	32,366,974	25,603,739
Europe	12,788,272	7,569,964
South America	2,306,726	3,641,542
North America	171,354	193,246
South East Asia	50,801	492,578
Total	47,684,127	37,501,069

Timing of revenue recognition:
At a point in time	47,684,127	37,501,069

Information about major customers is disclosed in note 25 (e).

19	OTHER INCOME, NET

	2021	2020
	USD	USD

Sales of side products and spare parts	791,110	750,742
VAT tax concessions	870,411	691,000
Loss on disposal of property, plant and equipment	(50,116)	(110,210)
Government grants	700	40,116
Others	13,418	91,042
Total	1,625,523	1,462,690

20	FINANCE COSTS

	2021	2020
	USD	USD

Interest expenses on bank borrowings	318,014	220,516
Interest expenses on other borrowings (Note)	-	729,391
Interest expenses on shareholder loans	429,927	262,289
Interest expenses on convertible bonds	979,654	252,852
Interest expenses on lease liabilities	9,726	9,149
Bank charges	134,854	147,062
Total	1,872,175	1,621,259

Note: The interest was charged at 8% per annum prior to the transfer of original loan balance to the Convertible bonds to third-party borrowers on September 28, 2020, which is the date of issuance of the Convertible bonds.

F-32

21	PROFIT (LOSS) BEFORE INCOME TAX

	2021	2020
	USD	USD

Cost of revenue	31,272,086	27,457,202
Depreciation expenses of:	-	-
- Property, plant and equipment	509,177	375,302
- Right-of-use assets	86,769	83,175
Amortization of intangible assets	834,575	833,923
Expected credit losses recognized on trade receivables	96,891	23,740
Auditor’s remuneration	10,977	9,708
Employee benefits expenses (including directors’ remuneration)	3,516,860	3,137,846
- Salaries and allowances	3,104,038	2,698,673
- Pension scheme contribution	412,822	439,173

22	INCOME TAX EXPENSES

British Virgin Islands

The Company and our subsidiaries incorporated in British Virgin Islands currently enjoy permanent income tax holidays; accordingly, the Company and our subsidiaries incorporated in the British Virgin Islands do not accrue for income taxes.

Peru

Our subsidiaries incorporated in Peru are considered as Peru tax residents under Peru tax laws; accordingly, they are subject to corporate income tax on their taxable income under Peru tax laws at statutory tax rates ranging from 5% to 29.5%, depending on the city where the subsidiaries are situated and operated.

China

Our subsidiary incorporated in China is considered as China tax resident under China tax laws; accordingly, it is subject to corporate income tax on their taxable income under China tax laws at a statutory tax rate of 25% (2020: 25%).

Macau

Our subsidiary incorporated in Macau is considered as Macau tax resident under Macau tax laws; accordingly, it is subject to corporate income tax on their taxable income under Macau tax laws at a statutory tax rate of 12% (2020: 12%).

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to corporate income tax on their taxable income under Hong Kong tax laws at a statutory tax rate of 16.5% (2020: 16.5%).

The income tax provision consists of the following components:

	2021	2020
	USD	USD

Current tax	622,963	147,514
Under-provision of tax in prior years	5,290	-
Total	628,253	147,514

The income tax expenses for the years can be reconciled to the profit (loss) before tax per the consolidated statement of profit or loss as follows:

	2021	2020
	USD	USD

Profit (loss) before income tax	1,960,543	(1,035,141)

Tax at the respective income tax rates	623,576	27,798
Tax effect of expenses not deductible for tax purpose	3,802,565	2,865,009
Tax effect of income not taxable for tax purpose	(4,037,252)	(2,904,684)
Under-provision in respect of prior years	5,290	-
Tax effect of tax losses not recognized	288,070	159,841
Utilization of tax losses previously not recognized	(128,876)	(4,954)
Others	74,880	4,504
Total	628,253	147,514

F-33

23	SHARE-BASED PAYMENTS TRANSACTIONS

Equity-settled share option scheme of the Company

The Company’s share option scheme (the “Scheme”) was adopted pursuant to an ordinary resolution of the shareholders passed on September 1, 2019 for the primary purpose of providing incentives to directors and eligible employees and will expire on the date of the listing of shares of the Company. Under the Scheme, the directors of the Company may grant options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

At December 31, 2021, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 8,160,000 (2020: 8,160,000), representing 8% (2020: 8%) of the shares of the Company in issue at that date. The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders. The number of shares issued and to be issued in respect of which options granted and may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders.

Options granted must be taken up within 1 month of the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is HK$4.661 per share.

a) Details of specific categories of options are as follows:

Date of grant	Vesting period	Exercise period	Exercise Price	Exercise dates
September 30, 2019	Vested upon grant date	September 30, 2019–September 29, 2029	HK$4.661	Not yet exercised

August 18, 2020	Vested upon grant date	August 18, 2020 – August 17, 2030	HK$4.661	Not yet exercised

b) The following table discloses movements of the Scheme during the year:

Option grant date	Outstanding at January 1, 2021	Granted during year	Exercised during year	Forfeited during year	Expired during year	Outstanding at December 31, 2021
September 30, 2019	6,957,000	-	-	-	-	6,957,000
August 18, 2020	1,203,000	-	-	-	-	1,203,000
	8,160,000	-	-	-	-	8,160,000
Exercisable at the end of the year						8,160,000

Weighted average exercise price	HK$4,661	-	-	-	-	HK$4.661

F-34

The following table discloses movements of the Scheme during the prior year:

Option grant date	Outstanding at January 1, 2020	Granted during year	Exercised during year	Forfeited during year	Expired during year	Outstanding at December 31, 2020
September 30, 2019	6,957,000	-	-	-	-	6,957,000
August 18, 2020	-	1,203,000	-	-	-	1,203,000
	6,957,000	1,203,000	-	-	-	8,160,000
Exercisable at the end of the year						8,160,000
Weighted average exercise price	HK$4.661	HK$4.661	-	-	-	HK$4.661

In respect of the share options exercised during the year, the weighted average share price at the dates of exercise was HK$4.661 (2020: HK$4.661).

c)	During the year ended December 31, 2020, options were granted on 18 August 2020. The estimated fair values of the options granted on this date is HK$0.

d)	These fair values were calculated using Hull-White Enhanced Model. The inputs into the model on option grant dates were as follows:

Underlying stock price	HK$0.235
Exercise price	HK$4.661
Expected volatility	2.86
Expected life	10 years
Risk-free rate	1.20%
Expected dividend yield	-

e)	Expected volatility was determined by using the historical volatility of the comparable companies adopted by the independent valuation expert. The expected life used in the model has not been adjusted which is based on the exercise period as specified under the terms and conditions of the share options.

f)	The Group did not recognize any share-based payment expense in relation to share options granted by the Company because assessed option value by the independent valuation expert on grant date is zero.

F-35

24	SIGNIFICANT RELATED PARTY TRANSACTIONS

Related companies in these financial statements refer to members of the ultimate holding company’s group of companies.

Some of the Company’s transactions and arrangements are between members of the group and the effect of these on the basis determined between the parties is reflected in these financial statements. The intercompany balances are unsecured, interest-free and repayable on demand, unless otherwise stated.

Some of the group’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

	2021	2020
	USD	USD
Balance with a related party

Non-trade payable
Long-term loans	14,992,981	15,008,603
Short-term loans	4,393,067	5,939,795
Convertible bonds	1,282,372	-

Amounts due to an ultimate beneficial shareholder	20,668,420	20,948,398

Long-term loans to related parties are not expected to be repaid within the next 12 months.

Transactions with related parties

The following table represents the significant related party transactions for the years ended December 31, 2021 and 2020.

			2021	2020
Name	Relationship	Nature	USD	USD
Mr. Hok Pan Se	Ultimate beneficial shareholder	Interest expense on shareholder loans	429,927	262,289
Mr. Hok Pan Se	Ultimate beneficial shareholder	Interest expense on convertible bonds	51,875	-
Fo Shan Sunde Daziran Investment Management Limited	Joint control over the entity by ultimate beneficial shareholder	Lease payments made	21,156	11,584

F-36

25	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	2021	2020
	USD	USD
Financial assets
At amortized cost	12,149,280	17,421,271

Financial liabilities
At amortized cost	(53,020,925)	(52,208,677)

b)	Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The Group does not have any financial instruments which are subject to enforceable master netting arrangements or similar netting agreements.

c)	Financial risk management policies and objectives

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

(i)	Market risk management

The Group activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

(ii)	Foreign currency risk management

The Group also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	2021	2020	2021	2020
	USD	USD	USD	USD
HKD	273,276	582,499	23,336,166	23,036,488
EUR	6,140,651	4,083,201	8,312,056	5,699,983
CNY	10,093	183,089	14,348	1,617
PEN	4,069,570	9,282,926	2,194,584	3,256,407
MOP	22,898	58,592	218,105	221,894

F-37

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency (“USD”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	2021	2020
	USD	USD
HKD	(1,153,144)	(1,122,699)
EUR	(108,570)	(80,839)
CNY	(213)	9,074
PEN	93,749	301,326
MOP	(9,760)	(8,165)

(iii)	Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the Note to the financial statements. The Group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately USD3,684 (2020: USD2,863).

(iv)	Credit risk and impairment assessment

Credit risk refers to the risk that the Group’s counterparties default on their contractual obligations resulting in financial losses to the Group. The Group’s credit risk exposures are primarily attributable to trade receivables, other receivables, restricted bank deposits, and cash and bank balances. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

In order to minimize credit risk, the Group has delegated its finance team to develop and maintain the Group’s credit risk grading to categorize exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Group’s own historical repayment records to rate its major customers and debtors. The Group’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

Trade receivables

Before accepting any new customer, the Group uses an internal credit scoring system to assess the potential customer’s credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed regularly. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. In this regard, the management considers that the Group’s credit risk is significantly reduced.

The Group has concentration of credit risk as 22.6% (2020: 28.0%) and 55.1% (2020: 49.9%) of the total trade receivables was due from the Group’s largest customer and the five largest customers respectively. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

In addition, the Group performs impairment assessment under ECL model on trade receivables individually. Impairment of USD156,157 (2020: USD59,266) is recognized during the year. Details of the quantitative disclosures are set out below in this note.

Other receivables

For other receivables, the management makes periodic individual assessment on the recoverability of other receivables based on historical settlement records, past experience, and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The management believes that there is no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. For the year ended 31 December 2021 and 2020, the Group assessed the ECL for other receivables and deposits are insignificant and thus no loss allowance is recognized.

Restricted bank deposits/ cash and bank balances

Credit risk on restricted bank deposits/ cash and bank balances is limited because the counterparties are reputable banks with high credit ratings assigned by international credit agencies. The Group assessed 12m ECL for restricted bank deposits/ cash and bank balances by reference to information relating to probability of default and loss given default of the respective credit rating grades published by external credit rating agencies. Based on the average loss rates, the 12m ECL on pledged bank deposits/restricted bank deposits/bank balances is considered to be insignificant and therefore no loss allowance was recognized.

F-38

The Group’s internal credit risk grading framework comprises the following categories:

Category	Description	Trade receivables	Other financial assets
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	Lifetime ECL – not credit- impaired	12-month ECL
Watch list	Debtor frequently repays after due dates but usually settle in full	Lifetime ECL – not credit- impaired	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources	Lifetime ECL – not credit-impaired	Lifetime ECL- not credit-impaired
Loss	There is evidence indicating the asset is credit impaired	Lifetime ECL – credit-impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	Amount is written off

The tables below detail the credit risk exposures of the Group’s financial assets, including trade receivables, other receivables, restricted bank deposits, and cash and bank balances, which are subject to ECL assessment:

					2021		2020
	Note	External credit rating	Internal credit rating	12m or lifetime ECL	Gross carrying amount		Gross carrying amount
Financial assets at amortized costs					USD	USD	USD	USD
Trade receivables – contract with customers		N/A	Low	Lifetime ECL (Individual assessment)	311,629	-	1,364,751	-
			Watch list	Lifetime ECL (Individual assessment)	3,229,704	-	7,105,394	-
			Doubtful	Lifetime ECL (Individual assessment)	558,656	(156,157)	1,081,651	(59,266)
					4,099,989	(156,157)	9,551,796	(59,266)

Other receivables		N/A	Low	12-month ECL		4,018,962		3,678,493

Restricted bank deposits		AA	N/A	12-month ECL		641,028		696,131

Cash and bank balances		AA+	N/A	12-month ECL		3,545,458		3,554,117

(v)	Liquidity risk management

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations, equity financing, and short-term borrowing from banks and third parties.

As of December 31, 2021, our cash and bank balances amounted to approximately USD3.5 million (2020: USD3.6 million), and our current assets were approximately USD34.8 million (2020: USD32.7 million), and our current liabilities were approximately USD27.4 million (2020: USD20.5 million). Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from the unaudited condensed consolidated financial statement filing date. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

The Group maintains sufficient cash and cash equivalent, and internally generated cash flows to finance their activities.

F-39

Liquidity risk analyses

Non-derivative financial liabilities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the carrying amount of the financial liability on the statement of financial position.

	Weighted	On
	average effective	demand or within	1 to 2	2 to 5	More than
	interest rate	1 year	years	years	5 years	Total
	%	USD	USD	USD	USD	USD

2021
Trade payables	-	3,392,457	-	-	-	3,392,457
Other payables	-	2,294,137	-	-	-	2,294,137
Bank borrowings	5	14,335,344	579,604	825,075	-	15,740,023
Amounts due to an ultimate beneficial shareholder	5	4,393,067	2,692,981	12,300,000	-	19,386,048
Convertible bonds	8	-	12,208,260	-	-	12,208,260
Total		24,415,005	15,480,845	13,125,075	-	53,020,925

2020
Trade payables	-	4,433,574	-	-	-	4,433,574
Other payables	-	1,705,543	-	-	-	1,705,543
Bank borrowings	5	6,953,866	1,444,874	2,735,559	1,707,665	12,841,964
Amounts due to an ultimate beneficial shareholder	5	5,939,795	2,708,603	12,300,000	-	20,948,398
Convertible bonds	8	-		12,279,198	-	12,279,198
Total		19,032,778	4,153,477	27,314,757	1,707,665	52,208,677

(vi)	Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of Group’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

(d)	Capital risk management policies and objectives

The management manages its capital to ensure that the Group will be able to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce cost of capital.

The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued capital and retained earnings as disclosed in the notes to financial statements.

F-40

Management monitors capital based on debt-to-equity ratio. The debt-to-equity ratio is calculated as total debt divided by total equity. Total debt is calculated as borrowings plus trade and other payables

	2021	2020
	USD	USD

Total debts	56,172,009	53,793,717
Total equity	8,027,612	6,869,553

Debt-to-equity %	700	783

The Group is not subject to externally imposed capital requirements for the financial years ended December 31, 2021 and 2020.

The Group’s overall strategy remains unchanged from prior year.

(e)	Concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of their customers, and generally do not require collateral or other security from them. The Group evaluates their collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of their customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	2021		2020
	USD	%	USD	%

Amount of the Group’s revenue:	47,684,127	100.0	37,501,069	100.0
Customer A	10,754,805	22.6	10,492,025	28.0

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	2021		2020
	USD	%	USD	%

Amount of the Group’s accounts receivable:	4,099,989	100.0	9,551,796	100.0
Customer A	-	-	-	-
Customer B	1,232,501	30.1	553,908	5.8
Customer C	544,718	13.3	1,047,574	11.0
Customer D	524,950	12.8	904,673	9.5
Customer E	434,342	10.6	1,398,223	14.6
Customer F	-	-	1,236,976	13.0
Customer G	-	-	1,118,026	11.7
Customer H	18,595	-	1,003,455	10.5

F-41

26	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	At beginning of year	New leases entered	Transfer	Advance receipts	Repayments made	Interest expenses	Exchange difference	At end of year
	USD	USD	USD	USD	USD	USD	USD	USD

2021				-
Bank borrowings	12,841,964	-	-	24,977,364	(21,986,063)	318,014	(411,256)	15,740,023
Convertible bonds	12,279,198	-	-	-	(979,654)	979,654	(70,938)	12,208,260
Amounts due to an ultimate beneficial shareholder	20,948,398	-	-	5,400,896	(6,929,754)	429,927	(463,419)	19,386,048
Lease liabilities	204,883	169,459	-	-	(87,615)	9,726	(4,302)	292,151
	46,274,443	169,459	-	30,378,260	(29,983,086)	1,737,321	(949,915)	47,626,482

2020
Bank borrowings	9,597,900	-	-	23,102,246	(19,934,495)	220,516	(144,203)	12,841,964
Convertible bonds	-	-	12,272,735	-	(252,852)	252,852	6,463	12,279,198
Other payables (Note)	12,225,584	-	(12,272,735)		(729,391)	729,391	47,151	-
Amounts due to an ultimate beneficial shareholder	17,287,061	-	-	8,329,105	(4,543,743)	262,289	(386,314)	20,948,398
Lease liabilities	267,233	-	-	-	(87,803)	9,149	16,304	204,883
	39,377,778	-	-	31,431,351	(25,548,284)	1,474,197	(460,599)	46,274,443

Note: On September 28, 2020, USD12,272,735 was transferred from other payables to convertible bonds at the interest rate of 8% p.a.. The above movement represents the certain portion of other payable transferred to convertible bonds only.

27	COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2021 and through the issuance date of these consolidated financial statements.

28	SUBSEQUENT EVENTS

On September 24, 2022, the Group entered into the purchase agreements with suppliers for the concession rights in Peru at the consideration of USD2.2 million for an aggregate area of approximately 77,217 hectares. As of the date of authorization of these consolidated financial statements, the relevant process about the transfer of cutting rights in these concessions with relevant local authorities are yet to finalize.

The Group evaluated all events and transactions that occurred after December 31, 2021 up through November 18, 2022, which is the date that these consolidated financial statements are available for distribution. Other than the events disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

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Nature Wood Group Limited

Ordinary Shares

PROSPECTUS

, 2022

Until and including          , 2022 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our post-offering memorandum and articles of association, which will become effective immediately upon completion of this offering, will empower us to indemnify our Directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

We have entered into indemnification agreements with each of our Directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our Directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement in connection with this offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding Ordinary Shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

1.	On September 25, 2020, we issued an aggregate of 105,157,737 ordinary shares to the following shareholders in connection with a share subdivision subsequent to the Third Increase in Share Capital of the Company.

Purchaser	Number of ordinary shares
EASY BLISS LIMITED 意富有限公司	84,709,206
LINKING STARS LIMITED 環星有限公司	10,195,794
MORE CHOICE GLOBAL LIMITED 多擇環球有限公司	4,995,000
AMPLE SUPPORT DEVELOPMENTS LIMITED 博翊發展有限公司	5,257,737

2.	On September 20, 2021, LINKING STARS LIMITED 環星有限公司 transferred an aggregate of 5,993,458 ordinary shares to EASY BLISS LIMITED 意富有限公司.

The issuances of such ordinary shares described above were made in reliance on the exemption contained in Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder, on the basis that the transaction did not involve a public offering. No underwriters were involved in the transaction.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

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(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

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(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1*	Specimen certificate evidencing Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the ordinary shares being registered
8.1*	Opinion of Peru counsel regarding tax matters
8.2*	Opinion of French counsel regarding tax matters
8.3*	Opinion of PRC counsel regarding tax matters
10.1*	Employment Agreement, by and between Mr. Hok Pan Se and the registrant, dated as of [*]
10.2*	Employment Agreement, by and between Mr. Zhihua Liang and the registrant, dated as of [*]
10.3*	Employment Agreement, by and between Mr. Kam Pang Chim and the registrant, dated as of [*]
10.4*	Employment Agreement, by and between Mr. Jianjun Zeng and the registrant, dated as of [*]
10.5*	Form of Independent Director Agreement by and between the registrant and its independent Directors
10.6*	Form of Indemnification Agreement with directors
21.1*	List of Subsidiaries
23.1*	Consent of WWC, P.C. an independent registered public accounting firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Peru counsel (included in Exhibit 8.1)
23.3*	Consent of French counsel (included in Exhibit 8.2)
23.3*	Consent of PRC counsel (included in Exhibit 8.3)
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics
99.2*	Form of Audit committee charter
99.3*	Form of Compensation committee charter
99.4*	Consent of the Independent Directors
99.5*	Consent of Frost & Sullivan
107*	Filing Fee Table

* To be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on , 2022.

Nature Wood Group Limited

By:
Name:	Hok Pan Se
Title:	Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Hok Pan Se as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Director	, 2022
Hok Pan Se

	Director	, 2022
Zhihua Liang

Chief Executive Officer
Jianjun Zeng	(Principal Executive Officer)	, 2022

	Chief Financial Officer	, 2022
Kam Pang Chim	(Principal Financial and Accounting Officer)

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SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Nature Wood Group Limited has signed this registration statement or amendment thereto in [*] on [*], 2022.

[*]
By:
Name:
Title:

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